SECURITY **SNL** NATIONAL
FINANCIAL CORPORATION
1965 | *Sixty Years of Serving Families* | 2025

ANNUAL
REPORT
2025

SECURITY NATIONAL
FINANCIAL CORPORATION

CELEBRATING 60 YEARS

Photo Credit: 2025 Nasdaq, Inc



    

Celebrating 60 Years

Who We Are

Our story began in 1965 with the founding of Security National Life Insurance Company. Starting with just $543,000 in assets and operating out of a small rented house in Salt Lake City, Utah, Security National has grown into a diversified, publicly traded leader across multiple service industries.

In 2025, we proudly celebrated our 60th anniversary—a milestone that reflects six decades of disciplined growth, strong relationships, and long-term vision. This achievement was commemorated throughout the year across our organization, as we recognized our employees, honored our history, and reaffirmed our commitment to the communities we serve. A highlight of this celebration was the honor of ringing the opening bell at Nasdaq, marking both our legacy and our continued momentum as a company.

Over the past six decades, our growth has been driven by consistent new business development, strategic investment opportunities, and targeted acquisitions. We have expanded our footprint through the acquisition of life insurance companies, funeral homes, and cemeteries, while also building and scaling a strong mortgage operation.

Company Profile

Security National operates through three primary business segments: life insurance, funeral service, and mortgage lending. Our organization is intentionally structured so that each segment complements the others, contributing to the overall strength and profitability of the company.

Our cemetery and mortuary operations maintain a high level of public visibility and community presence, supporting the marketing and sales of our insurance and preneed funeral and cemetery products. In turn, our life insurance operations invest in high-quality mortgage loans, reinforcing the performance of our mortgage segment.

While each business unit operates as a standalone profit center, this strategic horizontal integration enhances efficiency, stability, and long-term value creation. We continue to pursue growth through disciplined acquisitions, expansion of our funeral service network, and ongoing development of our mortgage platform.



Scott M. Quist
Chairman of the Board
Chief Executive Officer
President

My Fellow Shareholders:

I am pleased to report on the affairs of our Company for the year ended December 31, 2025, and invite you to attend the annual Stockholders Meeting to be held Friday, June 26, 2026, in Salt Lake City, Utah at the Company's offices.

This past year was significant as it marked our 60th anniversary and, in recognition of that milestone, on September 24, 2025, we had the honor of ringing the Opening Bell of the NASDAQ Stock Exchange. To be so recognized by our public company peers was gratifying. According to public data bases, the average life span of a public company is roughly 15-20 years, thus to be in our 60th year and to be invited to ring the Opening Bell is remarkable. Financially speaking, in 2025, our GAAP Stockholders' Equity passed the $400 million dollar mark, ending at over $410,000,000. It was just 10 years ago, in 2015, that we first passed the $100 million dollar mark - giving us a 13.96% compounded annual growth rate, or basically a quadrupling of Stockholders' Equity.

Looking at our Income Statement, 2025 was a very good year for our Company as we improved net income by nearly 11%, which is on top of the 84% improvement accomplished in 2024. It should be noted that 2025 was an extraordinarily heavy lift for our accounting, actuarial, and management staff as they had to implement both ASU 2018-12 "Long Duration Targeted Improvements" (LDTI) and transition to "Accelerated Filer" status with its attendant additional process-based audit requirements. Our teams deserve a pat on the back, as those events created significant extra work. Our 2024 net income was restated upwards pursuant to LDTI by approximately $2.6 million dollars (after tax). I refer you to the notes in the financial statements for a greater explanation of LDTI and its effects. I will remark that we do not get to choose the accounting standards by which we are measured. Our task is to accurately apply the adopted standards in our financial statements. Whether the new standards are an improvement over prior standards, I will let the readers judge for themselves. I will say that implementation does create a lot more work.

Leading the way in improved income is our Mortgage Segment with a 23% improvement YOY, and a whopping 74% improvement in Q4 alone. While this Segment still produced a loss, the income improvement is very significant, with a basically $1,000,000 operating income improvement for each of the last 4 months as measured against the prior year. On top of that, we attracted over 20 million-dollar-volume loan officers to join us, a great testament to the culture and capabilities we have and are developing. We have been and continue to be a primarily purchase-based mortgage company, believing that strategy to be the most durable over time. Purchase mortgage transactions are generally higher "touch" and very time sensitive, and we are necessarily geared to those characteristics, basically resulting in higher costs than would otherwise be expected. However, the refinance market, which is neither high touch nor particularly time sensitive, but is very cost sensitive, has expanded to be some 30% of the market, and we have had to adjust, within the regulatory frameworks, to accommodate those market realities. Much thanks is owed to our corporate and regional managers who have had the task of adapting to this new and very challenging environment.

Our Funeral Home and Cemetery Segment turned in a basically flat YOY financial performance, which I thought was actually quite credible. The cremation market in the United States continues to expand and is now estimated at 63% of the total US market, and is estimated at above 60% in our Utah market. Cremation services, being neither better nor worse than other types of disposition, are generally at a lower price point than traditional services and thus can present a financial headwind. We strongly believe that whatever method of disposition is chosen by a family, be it traditional burial, cremation with a service, or otherwise, that is the correct choice for that family, and it is our task to meet the family's expectations. However, we also believe that the family should make its choice on such a significant matter based on personal beliefs and preferences, not costs. To that end, we work very hard to help families pre-plan those costs so they are not burdensome at the time of death, which is the basic purpose of our preplanning sales activities. Over the past year, we have executed a comprehensive reorganization of our sales force, increasing its size by 28% while undertaking the rigorous and complex transition of 53% of our sales counselors. Throughout this process, we have elevated standards of training and professionalism across the organization. These strategic investments are now beginning to be reflected in our financial performance. It is instructive to note that our Utah-based Cemetery and Mortuary group has received the "Best in State" award for the last 8 consecutive years, a very significant recognition of the quality services we provide. It is one thing to achieve "Best in State", but it is quite another to remain "Best in State".

Our Insurance Segment has shouldered the bulk of the work surrounding the implementation of LDTI. As an example of the work involved in the implementation of LDTI, pre-LDTI insurance policies basically had an individual reserve which was established upon the issuance of the policy, but under LDTI policies must be organized into "cohorts", with reserves being calculated based upon the applicable cohort and those reserves then essentially being recalculated and adjusted monthly based upon interest rate movements. A different method of amortizing Deferred Acquisition Costs also had to be adopted, and the new concept of a Deferred Profit Liability had to be implemented, among other changes. At the same time these significant accounting changes were being implemented we reorganized two of our three sales channels, first attracting topflight executive talent and then beginning the implementation of new premium rates and sales processes and providing new sales support. This had the predictable consequence of creating turmoil amongst some of our existing sales personnel, which in our view is absolutely essential if we are to grow. At the same time, we expanded our lending and real estate activities, growing our commercial lending group and expanding our builder relationships considerably to include additional significant residential real estate investments. Against those management time demanding tasks, we grew Q4 Insurance Segment earnings by 31%, and YOY results by 7.6%, which in my view was an outstanding performance.

Lastly, as an important "third-party" recognition, we again received the "Top Workplace Award" for 2025, which marks the 10th consecutive year we have received the award. Similar to the Best in State award achieved by our Cemetery and Mortuary segment, it is one thing to receive the award for a single year, quite another to receive consecutive annual awards. It is axiomatic to quality customer service to have employees who are and feel appreciated. The award's reception highlights our ongoing commitment to our employees which in turn reflects our ongoing commitment to our businesses and customers.

I thank you for your continued support, and I hope to see you at our Annual Meeting.

Very truly yours,

Scott M. Quist
Chairman, President, and Chief Executive Officer

SNFC Board of Directors and Officers



Scott M. Quist
Chairman of the Board
President
Chief Executive Officer
Director
Executive Committee



H. Craig Moody
President, Moody & Associates
Director
Executive Committee
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



Robert G. Hunter M.D.
Past Medical Staff President
Department Head-Otolaryngology,
Head and Neck Surgery
Intermountain Medical Center
Director
Compensation Committee
Nominating and Corporate
Governance Committee



Gilbert A. Fuller
Former Executive Vice President,
Chief Financial Officer and Secretary,
USANA Health Sciences, Inc.
Director
Executive Committee
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



John L. Cook
Co-Owner & Operator
Cook Brothers Painting, Inc.
Director
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



S. Andrew Quist
Director
President of Mortgage Operations
Executive Committee



Jason G. Overbaugh
Director
Vice President
National Marketing Director of Life Insurance
President of Real Estate Services Division



Alexandra Mysoor
Founder and Chairwoman of Mysoor Industries
Founder and Chief Executive Officer of Alix
Director
Audit Committee
Compensation Committee
Nominating and Corporate
Governance Committee



Adam G. Quist
Director
President of Memorial Services
President of Life Insurance
Assistant Secretary



Jeffrey R. Stephens
Secretary
Senior General Counsel



Garrett S. Sill
Chief Financial Officer
Treasurer



Diana C. Olson
Vice President
Finance



Thayne D. Atkinson
Vice President
Chief Information Officer



Richard R. Dahl
Vice President
Tax



Jeffrey P. Adams
Controller



Matthew G. Bagley
General Counsel







1965 • Celebrating 60 Years

SECURITY NATIONAL LIFE INSURANC
A UTAH COMPANY FOR UTAH PEOPLE!

REDWOOD
MEMORIAL ESTATES

1970

1979 - The organization of Security National Financial Corporation
1973 - The acquisition of National Capital Life and Memorial Estates Companies
1972 - The acquisition of Columbia Life

1990

1999 - The acquisition of Menlo Life policy block
1998 - The acquisition of Southern Security Life (FL)
1997 - The acquisition of Crystal Rose Funeral Home and the formation of Adobe Funeral Home
1996 - The dedication of Singing Hills Memorial Park
1995 - The acquisition of Greer Wilson Funeral Home, Tolleson Funeral Home and Civil Service Employees Life
1994 - The acquisition of Camelback Sunset Funeral Home and Capital Investors Life
1993 - The formation of SecurityNational Mortgage Company
1991 - The sale of Investors Equity Life and the acquisition of Deseret Memorial Group



1965

1965 - The founding of Security National Life Insurance Company
1966 - The acquisition of Grand Canyon Life
1967 - The acquisition of Bankers Trust Life
1969 - The acquisition of American Alliance Life
1970 - The acquisition of Charter Oak Life & Washington Life Assurance

1980

1981 - The acquisition of American Home Security Life
1984 - The acquisition of Western Investors policy block
1985 - The acquisition of Del Pueblo Life policy block and Cibola Life policy block
1986 - The acquisition of Investors Equity Life
1987 - IPO of Security National Financial Corporation and the acquisition of Southwest American policy block
1989 - The acquisition of Paradise Chapel Funeral Home







# of Security National • 2025







2011 - The acquisition of North America Life policy block
2012 - The acquisition of Trans-Western Life and the formation of EverLEND Mortgage Company
2014 - The acquisition of American Funeral Financial
2016 - The acquisition of First Guaranty Insurance Company
2018 - The acquisition of Beta Capital Corporation
2019 - The acquisition of Probst Family Funeral Homes
2019 - The acquisition of Kilpatrick Life Insurance Company

2010


SECURITY NATIONAL
FINANCIAL CORPORATION

2000

2000 - The organization of Southern Security Mortgage Company
2002 - The acquisition of Gulf National Life policy block and Acadian Life policy block
2004 - The acquisition of Paramount Security Life
2005 - The acquisition of Memorial Insurance Company of America
2007 - The acquisition of C&J Financial and Capital Reserve Life Insurance Company
2008 - The acquisition of Southern Security Life (MS)

2020

2021 - The merger of EverLEND Mortgage Company with SecurityNational Mortgage Company
2021 - The acquisition of Rivera Family Funeral Homes and Santa Fe Memorial Gardens
2021 - The acquisition of Holbrook Mortuary
2021 - The sale of Memorial Insurance Company of America
2023 - Acquisition and merger of Foxo Life Insurance Company





Human Capital
at Security National

At Security National Financial Corporation, our employees are a key driver of our long-term success. Guided by our motto of Excellence and our goal of Growth, we focus on attracting, developing, and retaining talented individuals who are committed to serving our customers and supporting our strategic objectives.

Workforce Overview

As of December 31, 2025, we employed **1,243 individuals** across our operating segments. We have employees in 39 states within the United States. Our workforce includes approximately **74% full-time employees**, **10% part-time employees**, and **16% commissioned professionals**. Our employees represent a multi-generational workforce comprised of approximately 31% Millennials, 39% Generation X, 15% Generation Z, and 15% Baby Boomers. The **average employee tenure is 6.3 years**, reflecting the experience and stability of our workforce.

We are committed to attracting and retaining talented individuals from diverse backgrounds and fostering an inclusive workplace where employees are empowered to contribute to our continued growth and success.



6.3 YEARS

Average Employee Tenure

Compensation and Benefits

We provide a competitive total rewards program designed to support the financial, physical, and personal well-being of our employees and their families. Our benefits package includes company-paid life insurance, accidental death and dismemberment coverage, long-term disability insurance and a 401(k)-retirement savings plan with company stock matching based on the employee's contribution amount.

Our self-funded medical plans allow us to tailor healthcare offerings based on employee feedback and evolving workforce needs. As of December 31, 2025, 677 employees had elected to participate in the Company's group health insurance plans. Employees may choose from PPO and high-deductible health plans, with access to Health Savings Accounts with company matching and Flexible Spending Accounts. We also offer a variety of additional wellness and voluntary benefits designed to support employees throughout different stages of life.

Employee Engagement and Development

We believe that a strong workplace culture contributes to employee satisfaction and organizational performance. Our most recent employee engagement survey achieved a 48% participation rate and reflected strong results in job satisfaction, managerial support, role clarity, and team commitment. Our Net Promoter Scores of 47 for employer recommendation and 48 for leadership trust fall within the strong engagement range, demonstrating a high level of employee confidence and commitment.

We promote employee recognition and engagement through programs such as "Excellence in the Workplace" and "Excellence in Action," which highlight employees who exemplify our values and commitment to excellence.

We also continue to invest in leadership development and professional growth. Participation in our manager training programs has increased 167% over the past two years, reflecting our focus on strengthening leadership capabilities across the organization.


TOP WORK PLACES 2016
TOP WORK PLACES 2017
TOP WORK PLACES 2018
TOP WORK PLACES 2019
TOP WORK PLACES 2020
TOP WORK PLACES 2021
TOP WORK PLACES 2022
TOP WORK PLACES 2023
TOP WORK PLACES 2024
TOP WORK PLACES 2025

Commitment to Our People

We remain committed to fostering a workplace where employees can grow professionally, contribute meaningfully, and support the continued success of Security National Financial Corporation. By investing in our workforce and promoting a culture of excellence, we believe we are well positioned to achieve our long-term strategic objectives.

LEADERSHIP TEAM



Heather Street
Executive Director
Human Resources



Hillary Hutchinson
Benefits and HR Policy Manager



Autumn Corsey
Payroll Manager

LEADERSHIP TEAM



Scott Quist
Chairman of the Board



Adam Quist
Chief Executive Officer
and President



Jason Overbaugh
Vice President
National Marketing Director



Marty Rich
Vice President
Marketing and Sales Operations



Jason Richardson
Vice President
Home Service



Wade Bone
Vice President
Final Expense



SECURITY NATIONAL
LIFE INSURANCE COMPANY

A Better Way to Plan

At Security National Life, we specialize in affordable, convenient solutions designed to bring lasting peace of mind to you and your loved ones. Life's most meaningful moments—birthdays, graduations, weddings—are often carefully planned and celebrated. Yet one of life's most significant and inevitable events is frequently left unprepared: the loss of a loved one and the responsibility of planning a funeral or memorial service. While we cannot predict when that time will come, we can take thoughtful steps today to protect our families from unnecessary financial strain and emotional hardship in the future. Planning ahead is an act of care, consideration, and love.

Preneed:
A Gift of Love and Preparation

Your funeral is more than a ceremony—it is a personal tribute to your life, your values, and the legacy you leave behind. It also serves as a meaningful step in the healing journey for those you love. Preneed insurance allows you to make these important decisions in advance, ensuring your wishes are clearly outlined and fully funded. By planning ahead, you relieve your family of difficult decisions during an already emotional time. A pre-funded funeral plan from Security National Life provides guidance, financial security, and reassurance—giving your loved ones the ability to focus on remembrance rather than responsibility.

Final Expense:
Peace of Mind for Life's Unexpected Costs

The loss of a loved one can bring not only emotional grief but also unexpected financial obligations. Final Expense insurance is designed to ease that burden by helping cover funeral costs and other end-of-life expenses. This affordable coverage ensures your



family is not left struggling to manage immediate financial needs during a difficult time. With Final Expense insurance, you provide an added layer of protection and stability—offering your loved ones comfort, dignity, and support when they need it most.

Home Service:
Personalized Support When You Need It Most

At Security National Life, alongside Kilpatrick Life Insurance Company, we believe that true service extends beyond a policy. Our Home Service Division is built on a tradition of personal connection, offering compassionate, in-home support through dedicated agents. From policy reviews to premium collections and ongoing service, our agents are there every step of the way. This hands-on approach ensures families receive consistent care, clear communication, and trusted guidance throughout the life of their policy—reinforcing our commitment to relationships, not just transactions.

A Legacy of Family and Commitment

Open conversations about end-of-life planning may not always be easy, but they are among the most meaningful gifts we can give our families. Preparing in advance can ease emotional stress, reduce uncertainty, and provide a sense of control during life's most challenging moments. At Security National Life, we are committed to raising awareness and providing affordable solutions that empower individuals to plan with confidence and clarity. Through compassion, tradition, and trusted service, we help families protect what matters most—today and for generations to come.



Kevin Bitnoff
Vice President
Preneed



Sam Ashby
Vice President
Business Development



Jarod Mayes
Director of Preneed
Sales Engagement



Leonardo Lopez-Munoz
Sr. Regional Director of Sales
Preneed



Raymond Lucero
Sr. Regional Director of Sales
Preneed





LEADERSHIP TEAM

Scott Quist
Chairman of the Board



Andrew Quist
Chief Executive Officer
President



Joel Harward
Senior Vice President, Mortgage Production



Jacob Banks
Chief Financial Officer



Mike Brumble
Vice President, Risk Management

SecurityNational
MORTGAGE COMPANY®

We Are SecurityNational Mortgage

A mortgage company with a rock-solid foundation.

SecurityNational's customer focus shined in 2025. We expanded our ability to fully service our clients' borrowing needs throughout the year. We increased the variety of our Home Equity Line of Credit (HELOC), Reverse Mortgage, and Non-Qualified Mortgage (Non-QM) products and offerings. Furthermore, while SecurityNational will always be a purchase-transaction focused lender, in 2025 we increased our volume of refinance transactions. To that point, the fourth quarter saw SecurityNational's highest percentage of refinance transactions in well over three years. All of this has enhanced our ability to meet our customers where they have their borrowing needs and enabled our loan officers to increase their loan origination volumes. For the fourth quarter of 2025, the average number of loans per loan officer was 12% more than in the fourth quarter of 2024. Increasing our transactions per loan officer in a mortgage market where the number of existing-home purchase transactions was lower than in 2024, and that reached a 30-year low despite 75 basis points of rate cuts from the Federal Reserve, is something we are extremely proud of. That is a meaningful increase for our loan officers.

In 2025 SecurityNational funded $2.3 billion in residential mortgage loan originations. Disappointingly, this origination volume did not result in a profitable year for the mortgage company. Notably however, in the fourth quarter of 2025 we were able to reduce our net losses by an average of more than $1 million dollars per month in comparison to 2024's fourth quarter results. This was accomplished in part by reducing the operational expense to originate a loan by 11% in 2025. Additionally, in 2025 the mortgage company reduced its ratio of net loss to origination volume by over 6 basis points. This marks three consecutive years of improving profitability. This positive momentum has set a strong trajectory for SecurityNational heading into 2026.

We believe that SecurityNational's foundation of financial stability, market transparency, and expertise in and focus on purchase transactions provides a perfect platform to expand our presence in the industry despite today's unsettled and difficult environment. With many competitors retreating from the market, or exiting entirely, SecurityNational's strengths shine more brightly and provide opportunities that few other companies can. In 2025 SecurityNational was one of only 130 lenders nationwide that funded more than $2 billion in originations. In 2023 there were 196 such lenders. Continued industry consolidation and contraction should provide opportunities to expand SecurityNational's brand and market share in 2026.

Mortgage loan sales professionals are looking for the security and stability that SecurityNational provides, and our results attest to this. In 2025 14% of our loan originations came through loan officers that were new to SecurityNational in 2025. This result stems directly from our emphasis on and investment in recruiting over the past three years. While this recruiting has come with significant expense, we continue to believe that

$2.3B 2025 Loan Volume

the present opportunity to attract talented individuals to SecurityNational is the best in recent history.

In 2025 SecurityNational also continued its trend of adding significant talent to its leadership team, including the hiring of a Director of Reverse Mortgages. Reverse Mortgages are becoming increasingly important as the United States' population ages and individuals face rising living costs and the need to access their home equity without taking on monthly loan payments. We have not had this capacity in the past and believe that Reverse Mortgages will provide another significant growth path for the Company, while providing valuable and needed products to our customers that will enhance and deepen our relationships with them.

The individuals joining SecurityNational's leadership team have chosen to come to us from established competitors because of the strength of the SecurityNational brand, adding veteran industry experience with fresh, new perspectives to our long-tenured existing leadership team which has a deep understanding of what makes SecurityNational special. This strategic balance allows the Company to combine world-class technology with production processes in crafting an exceptional customer experience from the first point-of-contact through loan closing. SecurityNational's strong relationships with Fannie Mae, Freddie Mac, FHA, VA, USDA and many other secondary market investors, and tailored portfolio products provided by its affiliated companies, ensure that we can provide a full complement of mortgage loan products at competitive prices. These products include unique loan offerings to homebuilders - a specialty of SecurityNational. The Company's unparalleled marketing and business support group helps keep our sales team front-and-center in a very competitive marketplace. These qualities are just a few of the reasons why mortgage loan professionals are joining SecurityNational each month, sustaining our growth into the future.

Although the Company's reach is nationwide, each branch office is a part of its local community. SecurityNational's suite of available loan products covers most every residential mortgage loan need, but our employees take extra satisfaction in helping our customers purchase a home, especially their first home. Home ownership is one of the most important financial decisions most people will make during their lifetimes. The process of financing a home purchase is unfamiliar and complicated for many people. SecurityNational is expert in originating mortgage loans for low-to-moderate-income buyers and can match qualifications with a mortgage loan program and resources specifically designed for each applicant's specific needs. Beyond originating loans, many of the Company's employees are actively engaged in their cities, towns and neighborhoods feeding the hungry, sheltering the needy, or adding a splash of color along with a kind word while cleaning up after a disaster. SecurityNational has industry leading products, processes, and financial strength, all of which contribute to the most important result for us - **Turning Houses Into Homes**.





Scotsman Guide
Top Mortgage Lenders

LEADERSHIP TEAM

Michael Muirbrook
Vice President, Servicing & Audits



Tim Yates
Vice President, Capital Markets



Rob Coke
Vice President, Appraisal



Mark Pasternak
Vice President, Operations



Sarah Likens
Marketing Department Director

REGIONAL MANAGERS



Svetlana Marinkovic
Executive Regional Manager,
Summit Region



Cristie North
Executive Regional Manager,
Mountain West Region



Troy Mannella
Executive Regional Manager,
Lonestar Region

2025 Statistics



328 Loan Officers

SNMC Funding Comparison
Year-Over-Year



	Purchase	Refinance
2024	1.975B	320M
2025	1.927B	368M



6,844

Loans Funded



85 Branches
45 States



Dave Pettit
Regional Area Manager,
Salt Lake Region



Chris Garza
Executive Regional Manager,
Empire Region

**Turning Houses
into Homes®**



LEADERSHIP TEAM

Scott Quist
Chairman of the Board



Adam Quist
Chief Executive Officer and President



Steven Kehl
Chief Operating Officer



Jordan Buckner
Executive Vice President



Erin Creger
Chief Sales Officer



Melissa Loose
Senior Vice President of Communications

Security National

Funeral Homes & Cemeteries











Memorial Mortuaries & Cemeteries | Affordable Funerals & Cremations | Singing Hills Memorial Park | Rivera Funerals, Cremations & Memorial Gardens | Probst Family Funerals

Our Mission & Commitment

Our mission is to provide families with peace of mind and comfort in both advance planning and at the time of need. At the center of this commitment is our enduring purpose: providing Hope, Honor, Healing, and Happiness to the families we serve. This purpose guides our decisions, shapes our culture, and defines the standard of care we deliver each day.

We foster a culture that empowers our employees to provide exceptional, compassionate service. Five core principles ground our approach: Safety, Experience, Efficiency, Empathy, and Inclusivity. Together, they ensure consistent, personalized service while upholding the highest ethical standards. We treat every family with dignity and respect, recognizing the importance of each interaction.

Disciplined Growth & Operational Focus

Our objective is sustained, profitable growth driven by disciplined execution across California, New Mexico, and Utah, expanding our ability to serve more families while creating opportunity for our employees and long-term value for our stockholders.

We view challenges as opportunities to strengthen our business. With that mindset, we are elevating service standards, enhancing the longevity and quality of our cemetery properties through thoughtful master planning, and reinforcing our financial position through disciplined practices. We prioritize the funding and management of our endowment care funds to ensure long-term stewardship and stability, while learning from high-performing teams and industry peers to drive continuous improvement.

Today, we are proud to be the largest funeral and cemetery provider in Utah, while Rivera remains the market leader in Northern New Mexico with market share exceeding 40%. Our strategy is clear: build trust, establish accountability, and execute with consistency. Strong fundamentals, combined with investment in talented people, position us to deliver durable performance over time.



Security National Funeral Home & Cemetery Division
5 KEYS





Safety **Experience**





Recognition of Excellence

Memorial Mortuaries and Cemeteries has been recognized as the Best of State award winner in Utah for eight consecutive years, and our Affordable Funerals and Cremations brand has earned this distinction twice.

These designations reflect the trust families place in us and the consistent execution of our teams. They also reinforce our responsibility to maintain high standards and continue improving the quality of care we provide.



WINNER
BEST OF STATE
2018 • 2019 • 2020
2021 • 2022 • 2023
2024 • 2025

Looking Ahead

We enter the coming year with clear focus and strong momentum. We will continue investing in our people, strengthening operations, and allocating capital with discipline. Our commitment to service, paired with execution and accountability, positions us for continued growth.

Guided by our purpose and supported by a strong operational foundation, we are confident in our ability to create long-term value. We are optimistic about the future and the opportunity to continue serving families with care, integrity, and excellence.

On behalf of our leadership team, we extend our sincere gratitude to our employees, partners, and stockholders for their continued trust and support.

 Efficiency    Empathy    Everyone


Aaron Butler
Senior Vice President
of Growth


Jeff Brinkerhoff
Controller


Eleni Karahalios
Sales Manager
Utah Cemeteries


Brian Bartlett
Vice President & General Manager
Memorial Mortuaries


Jeremy Layton
Vice President & General Manager
Probst Family Funerals & Affordable


Joseph Molnar
General Manager
Rivera Family Funerals & Cremations

LEADERSHIP TEAM



Jason Overbaugh
President
Real Estate Services Division



Cambry Brady
Asset Manager



Adam Perry
Facilities Manager


Security National

Security National
REAL ESTATE

Commercial real estate – a wise investment strategy.

The Security National Real Estate portfolio represents a stable and durable investment platform built on high-quality assets, strong tenancy, and disciplined underwriting. The portfolio generated $15.2 million in total revenue and $7.7 million in net operating income after interest for the fiscal year ending December 31, 2025. On an equity base of $45.1 million, this reflects a 16.8% cash-on-cash return.

16.8%

Cash-on Cash Return on Equity

$7.7M NOI after interest + $45.1M total equity invested. Strong unlevered cash generation from the portfolio.


Cabela's
OUTDOOR GEAR

The portfolio is built on predictable income from high-quality, long-term tenants. Office assets, including Center 53, drive this performance with strong occupancy and institutional tenants such as R1 RCM, Beyond, Henkel, Arizona College of Nursing, and Code Corporation.

Other assets include a Cabela's building in Farmington, Utah, backed by a 25-year triple-net lease with minimal landlord expense. Across the portfolio, long-term leases and annual rent increases provide consistent cash flow with built-in growth.

Our Investment Strategy





Inflation Hedge
Annual rent escalators built into every lease. Fixed-rate debt preserves leverage efficiency as rents rise over time.



Credit Tenants
Long-term leases with national credit tenants. Cabela's: 25-yr NNN. R1 RCM, Beyond, Henkle, Arizona College of Nursing, and Code Corporation.



Leverage Strategy
59.3% LTV on $159M asset base amplifies equity returns on $45.1M invested capital — a structural advantage in commercial real estate.



Wasatch Front Position
20-acre Center 53 campus in central Salt Lake Valley — 30 min from anywhere along the Wasatch Front, with 1M SF development potential.

The portfolio is positioned to manage risk through conservative leverage and strong asset backing. It maintains a 59.3% loan-to-value ratio, supported by approximately $164 million in assets, providing solid downside protection while preserving flexibility.

Overall, the combination of high-quality tenants, long-term leases, built-in rent growth, and disciplined leverage makes the portfolio a stable and reliable contributor to shareholder value.





2025 Results

$15.2 M
Gross Revenue

$11.9 M
Operating Income (NOI)

$7.7 M
NOI After Interest



Security National
COMMERCIAL CAPITAL®

Our passion is commercial and residential real estate finance.
We are your commercial and residential loan source.

Security National Commercial Capital (SNCC) deploys capital across real estate credit and development to generate attractive, risk-adjusted returns. Our commercial lending platform includes interim and bridge loans, as well as SBA 504 second-lien financing, providing fast, flexible capital until properties qualify for conventional long-term debt. These loans support the acquisition, refinance, and transfer of ownership of residential and commercial real estate across both investor-owned and owner-occupied assets.

We also finance home builders through construction lending, along with land acquisition and development financing, in coordination with SecurityNational Mortgage. This integrated approach allows us to participate across multiple stages of the real estate lifecycle while maintaining disciplined underwriting.

A core component of our strategy is building long-term relationships with high-quality builders and developers, enabling repeat business across projects and market cycles. In select cases, we deepen these relationships through structured partnerships that allow us to participate directly in project-level profits, further aligning returns with performance.

In addition, SNCC has placed a strategic emphasis on growing its SBA 504 second lien lending activity. By participating as the interim/bridge lender behind SBA 504 first mortgage financing, SNCC is able to serve owner/occupied borrowers seeking long-term, fixed rate. SBA financing while providing the speed and flexibility that conventional SBA timelines often cannot accommodate.

Our Competitive Differentiation


Speed to Close
Fast, flexible closings. A key advantage over bank and CMBS timelines.


Loan Size Focus
$1M-$4.5M loans fill the gap between community banks and the CMBS floor.


SBA Specialization
1st and 2nd Lien SBA 504 interim — specialized niche product.


SNFC Capital
Access to affiliated life company capital, a stable, patient funding source.


Secondary Market
SBA 504 participation/sale capability adds pricing and liquidity tools


Mortgage Origination
SNMC long-term relationships a create referral pipeline for bridge deals

Built to Reduce Risk & Protect Capital

• Proprietary Market Intelligence
Relationship derived market insights which surpasses any publicly available market data. This complements and expands the Underwritten market data.

• Strong Market Analysis
Detailed review of sub-market data by various resources available to company which will confidently project viability of a project.

• Fiduciary Discipline
Life co. affiliate standard applied— secure higher yield for policyholders and shareholders.

• SBA Gov. Guarantee
Federal backstop on SBA 504 paper — U.S. government reduces credit risk.

• Bridge to Stabilize
Clear exit via conventional or sale at maturity — not open-ended exposure.

• Secondary Liquidity
SBA 504 loans sellable through secondary market sources — provides additional portfolio management flexibility.

2025 Commercial and Construction Lending Originations & Land Investments



$73M
Residential Land Investment

$25M Interim SBA/504 Bridge

$53M
Commercial Bridge

$197M
Residential Construction

$41M
Acquisition & Development

Our Portfolio

$236.6 M
Total Loan Balance

$7.1 M
Commercial Investment Income

$24.6 M
Construction Investment Income

$31.7 M
Gross Investment Income
Interest • Fees • Other

9.8%
Combined Net Yield

$17.9 M
Interest Income

$13.8 M
Fees & Other Income

LEADERSHIP TEAM



Jason Overbaugh
President
Real Estate Services Division



Shane Wilson
Senior Vice President
SNCC



Jeffrey Degraffenried
Vice President
Construction Lending & Builder Services



Todd Guymon
Vice President
Commercial Loans



Brian Nelsen
SNCC Manager

Residential Construction Lending



Single Family Residential

COLLATERAL TYPE
First lien deed of trust on residential real property under construction

LTV
UP TO 80%
of appraised completion value

TERM
6 - 12 months



Multi Family Residential

COLLATERAL TYPE
First lien deed of trust on attached residential project under construction

LTV
UP TO 80%
of appraised completion value

TERM
12 - 18 months



Land Acquisition & Development

COLLATERAL TYPE
First lien deed of trust on raw or partially developed land

LTV
UP TO 65%
of appraised as-developed lot value

TERM
12 - 24 months

Loan Activity

31
Active Subdivisions

289
Loans Originated

414
Homes Built

Gross Investment Income & Yield
with SNL Land Investment Expenses

$157.4 M
Ending Balance

$242 M
2025 New Originations

14.8 %
Net Yield

$24.6 M
Investment Gross Income

Commercial Bridge/SBA

SBA 504 2ND LIEN
U.S. Government Approved Takeout

9.75%
Avg. Interest Rate

120 Days
Loan Term

14.5%
Avg. Yield to Maturity

Provides interim bridge financing during the SBA debenture funding waiting period. High yield liquidity and portfolio management flexibility with a federal government guarantee backstop.

1ST & 2ND LIEN BRIDGE
SECONDARY MARKET ELIGIBLE
PARTICIPATION / SALE READY
FEDERAL BACKSTOP

COMMERCIAL BRIDGE
Fast Closings on Commercial Real Estate

9.50%
Avg. Interest Rate

3 Years
Max Term

$12.5M
Max Loan Amount

Purchase, refinance, ownership, change, or leveraging of good-quality commercial real estate. Fast closings with flexible terms.

OFFICE & RETAIL
WAREHOUSE
MULTIFAMILY
REFINANCE & OWNERSHIP CHANGE

Government Guarantee
- Unlike traditional CRE bridge loans, SBA 504 loans carry a U.S. government guarantee on the debenture.
- Unique risk-adjusted yield profile

Capital Recycling & Fiduciary Duty
- Quickly recycle capital
- Maintains fiduciary responsibility to life insurance affiliate policyholders



$6,000,000
Interest Earned

$1,100,000
Fees & Points

$7,100,000
Gross Investment Income

8%
Net Yield



5-Year CRE Loan Interest Rate Comparison
Rate Premium Over Market

6.50% — Traditional Long Term Market Average
9.50% — Security National Capital Bridge Loan



C&J Financial, LLC
The Leader in Insurance Assignment Funding™ / AMERICAN FUNERAL FINANCIAL, LLC

We take the wait off your shoulders

Since 1996, C&J Financial has been dedicated to helping funeral homes and cemeteries eliminate the challenges and cash flow delays associated with processing life insurance death claims. As North America's #1 provider of assignment funding, we have proudly assisted more than 1 million families in providing a dignified funeral for their loved ones and have funded over $6.7 billion to thousands of firms across the U.S.

Why Assignment Funding?

When families walk into a funeral home to make arrangements, many funeral directors prefer payment via cash, check, or credit card rather than dealing with life insurance policies. This is understandable, as some insurance companies can take hours or days to verify benefits—followed by another 30, 60, 90 days or longer before payment is received.

With more than half of Americans having less than $5,000 in savings, yet 60% owning some type of life insurance, many families would prefer to use their loved one's policy to cover funeral expenses. This makes the funeral a cashless event for the family while bridging the gap between what they want and what they can afford.

Studies show that families using life insurance spend an average of 56% more on funeral arrangements compared to those paying with cash, check, or credit card. Insurance eliminates the immediate financial burden, allowing families to honor their loved ones the way they see fit, creating a better experience for everyone involved.

Despite these advantages, only 16% of families use life insurance to pay for funeral services. Why? Many funeral directors don't want to deal with the complexities and delays involved in processing claims.

How C&J Financial Helps

At C&J Financial, our mission is to help families provide a dignified and meaningful service for their loved ones by eliminating the hassle, headache, and cash flow delays associated with insurance assignments.

Using C&J's Quick Claim™ process, funeral professionals can submit an assignment in less than 2 minutes. Our team then contacts the insurance company to verify benefits, and once confirmed, the beneficiary simply signs C&J's assignment. Instead of waiting weeks or months, funds are typically available within 24-48 hours.

Technology-Driven Solutions
Funeral Homes Trust

C&J Financial continues to lead the industry in innovation and technology, providing funeral homes with tools that streamline processes, improve efficiency, and save valuable time.

- **Assignment Management System:** Our advanced platform provides real-time claim tracking, secure document uploads, direct communication with Customer Loyalty Representatives, and a full view of claim statuses.

- **Quick Claim Assignment™:** Launched in 2021, this industry-first innovation automatically generates insurance-specific paperwork for beneficiaries, eliminating confusion and reducing manual paperwork.

- **Electronic Signatures:** Our seamless integration with Adobe Sign—one of the most trusted eSignature platforms in the world—allows funeral homes to send and receive signed assignments electronically at no cost. Documents are automatically uploaded, providing full visibility into the process.

The Future of Assignment Funding

At C&J Financial, we are committed to pushing the boundaries of innovation in the funeral industry. We continue to enhance our technology, expand our services, and work closely with funeral homes and cemeteries across the country to ensure faster, easier, and more reliable assignment funding solutions.

By eliminating cash flow delays and simplifying the insurance claims process, we empower funeral professionals to focus on what truly matters—helping families honor their loved ones.

LEADERSHIP TEAM



Jamie Meredith
Executive Vice President



Chuck Gallagher
Vice President of Sales



Jennifer Oliver
Vice President
Pre-Funding Operations



Jennifer Hill
Vice President
Post-Funding Operations


Washington
Oregon
California
Idaho
Nevada
Montana
Wyoming
Utah
Arizona
Colorado
New Mexico
North Dakota
South Dakota
Nebraska
Kansas
Oklahoma
Texas
Minnesota
Iowa
Missouri
Arkansas
Louisiana
Wisconsin
Illinois
Mississippi
Michigan
Indiana
Kentucky
Tennessee
Alabama
Ohio
West Virginia
Georgia
Florida
Virginia
North Carolina
South Carolina
Pennsylvania
New York
Vermont
New Hampshire
Maine
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
District of Columbia
Alaska
Hawaii

Legend

- License Held
- No License Held
- Corporate Headquarters
- Operations
- Security National Life
- Kilpatrick Life
- First Guaranty
- Memorial Mortuaries & Cemeteries
- SecurityNational Mortgage
- C&J Financial, LLC

Where We Are

SNFC Corporate Offices

Security National Financial Corporation
    433 Ascension Way, 6th Floor
    Salt Lake City, UT 84123

    P.O. Box 57250
    Salt Lake City, UT 84157-0250
    Telephone: (801) 264-1060
    Toll Free: (800) 574-7117

Form 10-K Offer

If you are a holder or beneficial owner of the company's stock, the company will send you, upon request and at no charge, a copy of the company's Annual Report on Form 10-K filed with the Securities & Exchange Commission for the year 2025 (including a list of exhibits). All requests must be made in writing to the Corporate Secretary.

    Security National Financial Corporation
        P.O. Box 57250
        Salt Lake City, Utah 84157-0250

    Stock Transfer Agents
        Zions First National Bank
        P.O. Box 30880
        Salt Lake City, UT 84130

    Former Holders of Preferred Stock and/or Promissory Notes
        Security National Financial Corporation
        Attn: Stock Department
        P.O. Box 57250
        Salt Lake City, UT 84157-0250

    Certified Public Accountants
        Deloitte & Touche LLP
        Salt Lake City, Utah

Company E-mail Address:
contact@securitynational.com

Company Internet Address:
www.securitynational.com

Life Insurance Offices

    Security National Life Insurance Company
        433 Ascension Way, 6th Floor
        Salt Lake City, UT 84123
        Telephone: (800) 574-7117

    Security National Life Insurance Company
    Home Service Division
        1080 River Oaks Drive
        Suite #B204
        Flowood, MS 39232
        Telephone: (800) 826-6803

    Kilpatrick Life Insurance Company
        1818 Marshall St.
        Shreveport, LA 71101
        Telephone: (800) 235-0555

Fast Funding Offices

    C&J Financial, LLC
        200 Market Way
        Rainbow City, AL 35906
        Telephone: (800) 785-0003

Mortuaries & Cemeteries

    Security National Funeral Homes
    and Cemeteries Operations
        433 Ascension Way, 6th Floor
        Salt Lake City, UT 84123
        Telephone: (801) 268-8771

    Memorial Holladay-Cottonwood Mortuary
        4670 S. Highland Drive
        Salt Lake City, UT 84117
        Telephone: (801) 278-2801

    Memorial Lake Hills Mortuary &
    Cemetery
        10055 S. State Street
        Sandy, UT 84070
        Telephone: (801) 566-1249

    Memorial Lake View Mortuary & Cemetery
        1640 E. Lakeview Drive
        Bountiful, UT 84010
        Telephone: (801) 298-1564

    Memorial Murray Mortuary
        5850 S. 900 E.
        Murray, UT 84121
        Telephone: (801) 262-4631

    Memorial Mountain View Mortuary &
    Cemetery
        3115 E. 7800 S.
        Cottonwood Heights, UT 84121
        Telephone: (801) 943-0831

    Memorial Redwood Mortuary & Cemetery
        6500 S. Redwood Road
        West Jordan, UT 84123
        Telephone: (801) 969-3456

    Memorial Holladay Cemetery
        4900 S. Memory Lane
        Holladay, UT 84117
        Telephone: (801) 278-2803

    Singing Hills Memorial Park
        2800 Dehesa Road
        El Cajon, CA 92019
        Telephone: (619) 444-3000

    Affordable Funerals & Cremations
        4387 South 500 West
        Murray, UT 84123
        Telephone: (801) 287-8233

Affordable Funerals & Cremations
St. George Location
        157 E. Riverside Drive #3A
        St. George, UT 84790
        Telephone: (435) 680-7035

Heber Valley Funeral Home
        288 N. Main Street
        Heber City, UT 84032
        Telephone: (435) 654-5458

Probst Family Funeral Home
        79 E. Main Street
        Midway, UT 84049
        Telephone: (435) 654-5959

Holbrook Mortuary
        3251 S 2300 E
        Millcreek, UT 84109
        Telephone: (801) 484-2045

Rivera Family Funeral Home
        818 Paseo del Pueblo Sur
        Taos, NM 87571
        Telephone: (575) 758-3841

Rivera Family Funeral Home & Crematory
        305 Calle Salazar
        Espanola, NM 87532
        Telephone: (505) 753-2288

Rivera Family Funeral Home
& Santa Fe Memorial Gardens
        417 East Rodeo Rd.
        Santa Fe, NM 87505
        Telephone: (505) 989-7032

Rivera Family Funeral Home
        1627 A Central Avenue
        Los Alamos, NM 87544
        Telephone: (505) 663-6880

Mortgage Offices

SecurityNational Mortgage
Company–Operations
        433 Ascension Way, 5th Floor
        Salt Lake City, UT 84123
        Telephone: (801) 264-8111

SecurityNational Mortgage
Company–Sales Offices

ARIZONA
Chandler
        2301 S. Stearman Dr, Off #3
        Chandler, AZ 85286
        Telephone: (844) 820-8699

Goodyear
        1360 N. Bullard Ave
        Suite 200, Off I-207 & J-208
        Goodyear, AZ 85395
        Telephone: (844) 820-8699

15150 W. Park Place, Ste 215, Off 2041
Goodyear, AZ 85395
Telephone: (844) 820-8699

Mesa
1630 S. Stapley Dr, Ste 206
Mesa, AZ 85204
Telephone: (866) 718-2929

Phoenix
5100 N. 99th Ave, Unit 101
Phoenix, AZ 85037
Telephone: (602) 273-9610

1951 West Camelback Road
Ste 200
Phoenix, AZ 85015
Telephone: (602) 354-7461

705 E. Coronado Rd
Phoenix, AZ 85006
Telephone: (844) 820-8699

ARKANSAS
Rogers
3612 W Southern Hills Blvd, Ste 5
Rogers, AR 72758
Telephone: (844) 323-4640

CALIFORNIA
Santa Rosa
2455 Bennett Valley Rd
Bldg C, Ste C107
Santa Rosa, CA 95404
Telephone: (844) 323-4640

West Covina
2934 E. Garvey Ave., South
Ste #250-N
West Covina, CA 91791
Telephone: (626) 209-2126

Yucca Valley
7398 Fox Trail, Unit B
Yucca Valley, CA 92284
Telephone: (760) 853-2600

COLORADO
Aurora
5982 S. Zeno Ct.
Aurora, CO 80016
Telephone: (844) 820-8699

Colorado Springs
5475 Tech Center Drive, Suite 215
Colorado Springs, CO 80919
Telephone: (844) 323-4640

Denver
7800 East Union Avenue, Suite 930
Denver, CO 80237
Telephone: (844) 323 4640

Edwards
27 Main Street, Suite C-104B
Edwards, CO 81632
Telephone: (970) 331-2919

CONNECTICUT
Glastonbury
447 Naubuc Ave, Unit 110
Glastonbury, CT 06033
Telephone: (844) 323-4640

Milford
84 Broad St, 2nd Flr, Rm #6
Milford, CT 06460
Telephone: (844) 323-4640

Vernon
15 Lakeview Dr.
Vernon, CT 06066
Telephone: (860) 604-1688

FLORIDA
Cape Coral
2326 Del Prado Blvd, Unit 18C
Cape Coral, FL 33990
Telephone: (866) 827-9558

Daytona Beach
132 W. International Speedway Blvd
Ste 15
Daytona Beach, FL 32114
Telephone: (866) 827-9558

Ft. Myers
8191 College Parkway #302
Ft. Myers, FL 33919
Telephone: (888) 550-9221

Lake Mary
250 International Pkwy
Ste 120
Lake Mary, FL 32746
Telephone: (407) 302-8384

Seminole
5666 Seminole Blvd, Suite 128
Seminole, FL 33772
Telephone: (727) 498-3570

GEORGIA
Atlanta
1800 Phoenix Blvd, Ste 128
Atlanta, GA 30349
Telephone: (866) 718-2929

3344 Peachtree Road NE
Ste 800, Off 17 & 18
Atlanta, GA 30326
Telephone: (404) 924-6148

HAWAII
Honolulu
677 Ala Moana Boulevard, Suite 609
Honolulu, HI 96813
Telephone: (808) 809-7990

Lihue
4370 Kukui Grove Street
Suite #201
Lihue, HI 96766
Telephone: (808) 823-8050

Wailuku
1955 Main St, Ste 301
Wailuku, HI 96793
Telephone: (844) 820-8699

IDAHO
Twin Falls
205 Shoshone St N, Ste 202
Twin Falls, ID 83301
Telephone: (844) 820-8699

ILLINOIS
Roselle
1350 Lake St, Ste 006 & 007
Roselle, IL 60172
Telephone: (866) 718-2929

INDIANA
Indianapolis
450 E. 96th St
Ste 500, Off 5008 & 5009
Indianapolis, IN 46240
Telephone: (844) 323-4640

KENTUCKY
Elizabethtown
81 Boulder Drive
Elizabethtown, KY 42701
Telephone: (877) 518-9450

Louisville
9300 Shelbyville Rd, Ste 1205
Louisville, KY 40222
Telephone: (844) 323-4640

MONTANA
Billings
960 S 24th Street W, Ste I
Billings, MT 59102
Telephone: (844) 323-4640

NEVADA
Henderson
650 S. Green Valley Pkwy, Ste 130
Henderson, NV 89052
Telephone: (877) 518-9450

2546 Findlater St.
Henderson, NV 89044
Telephone: (866) 827-9558

2635 St. Rose Parkway, Suite 100
Henderson, NV 89052
Telephone: (702) 487-5626

Las Vegas
1180 N Town Center Dr, Suite 265
Las Vegas, NV 89144
Telephone: (844) 323-4640

Where We Are

OHIO

Westerville
670 Meridian Way, Suite 146
Westerville, OH 43082
Telephone: (614) 441-9978

OREGON

Portland
3115 NE Sandy Blvd. Unit 227
Portland OR 97232
Telephone: (971) 544-7192

PENNSYLVANIA

Philadelphia
100 S. Juniper, 3rd Flr, Off A05
Philadelphia, PA 19107
Telephone: (844) 323-4640

TENNESSEE

Memphis
3292 Winbrook Dr.
Memphis, TN 38116
Telephone: (866) 827-9558

TEXAS

Amarillo
6661 Canyon Dr, Unit D
Amarillo, TX 79110
Telephone: (855) 203-1300

Austin
2100 Kramer Lane, Suite 900
Austin, TX 78758
Telephone: (512) 795-5596

Brownsville
1213 E. Alton Gloor Blvd
Suite H & I
Brownsville, TX 78526
Telephone: (956) 554-0792

Dallas
10000 N. Central Expy, Ste. 400
Off. 453
Dallas, TX 75231
Telephone: (469) 374-9700

El Paso
1600 Lee Trevino, Suite A-1
El Paso, TX 79936
Telephone: (915) 339-0569

Friendswood
402 E Edgewood Dr.
Friendswood TX 77546
Telephone: (855) 203-1300

Fulshear
5757 Flewellen Oaks Ln, Unit 104
Fulshear, TX 77441
Telephone: (855) 203-1300

30417 Fifth Street, Suite B
Fulshear, TX 77441
Telephone: (855) 203-1300

Houston
800 Town & Country Blvd.
Ste 500, Off 369 & 370
Houston, TX 77024
Telephone: (855) 203-1300

Katy
1526 Katy Gap Rd, Unit 802
Katy, TX 77494
Telephone: (855) 203-1300

23302 W Fernhurst Dr, Ste 300
Katy, TX 77494
Telephone: (832) 786-6699

Spring
25329 Budde Rd, Ste 1001
Spring, TX 77380
Telephone: (855) 203-1300

Sugar Land
14090 Southwest Freeway
Ste 300, Off 355
Sugar Land, TX 77478
Telephone: (855) 203-1300

The Woodlands
2001 Timberloch Place
Ste 500, Off 531
The Woodlands, TX 77380
Telephone: (855) 203-1300

UTAH

Ephraim
497 S. Main, Suite E
Ephraim, UT 84627
Telephone: (435) 283-3000

Orem
998 N. 1200 W., Suite 104
Orem, UT 84057
Telephone: (385) 484-7200

Salt Lake City
2455 East Parleys Way, Suite 150
Salt Lake City, UT 84109
Telephone: (801) 713-4800

Sandy
126 West Sego Lily Drive #260
Sandy, UT 84070
Telephone: (801) 571-1313

St. George
162 N. 400 E., Bldg C, Suite 205
St. George, UT 84770
Telephone: (844) 323-4640

Stansbury Park
500 Village Blvd, Suite 108
Stansbury Park UT 84074
Telephone: (435) 843-5340

WASHINGTON

Auburn
402 E. Main St, Unit 140
Auburn, WA 98002
Telephone: (877) 518-9450

Vancouver
15650 N.E. Fourth Plain Blvd #101
Vancouver, WA 98682
Telephone: (360) 869-7265

WISCONSIN

Kenosha
1508 24th Avenue #23
Kenosha, WI 53140
Telephone: (844) 820-8699

Trevor
27903 99th Street
Trevor, WI 53179
Telephone: (262) 997-9444

WYOMING

Afton
80 E. 1st Ave
Afton, WY 83110
Telephone: (844) 820-8699

Powell
255 East 2nd Street, Ste I
Powell, WY 82435
Telephone: (844) 820-8699



Deloitte & Touche LLP
95 South State Street
Suite 900
Salt Lake City, UT 84111-1770
USA

Tel:+1 801 328 4706
Fax:+1 801 366 7900
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Security National Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Security National Financial Corporation and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of earnings, comprehensive income, stockholders' equity, and cash flows, for each of the two years ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2026, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company changed its method of accounting, measurement, and disclosure of long-duration contracts effective December 31, 2025, using the modified retrospective method applied as of the transition date of January 1, 2024, due to adoption of ASU 2018-12, *Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts* ("ASU 2018-12"). The adoption is also communicated as a critical audit matter below.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Adoption of Accounting Pronouncements—Targeted Improvements to the Accounting for Long-Duration Contracts—Refer to Note 1 to the Financial Statements

Critical Audit Matter Description

The Company adopted Accounting Standards Update (ASU) 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts ("ASU 2018-12") on December 31, 2025 using the modified retrospective application as of the transition date of January 1, 2024.

The adoption of ASU 2018-12 significantly modified the Company's accounting for and disclosure of long-duration life insurance contracts. We identified the adoption of ASU 2018-12 as a critical audit matter because of the need to involve actuarial specialists to evaluate assumptions and valuation models, the extent of audit effort required, and the inherent complexity involved in the selection and application of new accounting policies.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the adoption of ASU 2018-12 included the following, among others:

- We tested the effectiveness of controls over the application of new accounting policies and disclosure of the impact of adoption discussed in Note 1 to the financial statements, including controls over the valuation models and mortality and lapse assumptions used to estimate the liability for future policy benefits and amortization of deferred policy acquisition costs.

- We evaluated the appropriateness of the Company's selection and application of accounting policies in connection with the adoption of the ASU 2018-12.

- With the assistance of our actuarial specialists, we evaluated the reasonableness of the valuation models and assumptions used to estimate the liability for future policy benefits and amortization of deferred policy acquisition costs.

Future Policy Benefits for Life Insurance Contracts and Amortization of Deferred Policy Acquisition Costs for Insurance Contracts—Certain Underlying Assumptions for Certain Products—Refer to Notes 1, 9, and 12 to the financial statements

Critical Audit Matter Description

The Company's management sets assumptions in (1) estimating a liability for life insurance policy benefit payments that will be made in the future (future policy benefits for life insurance contracts) and (2) determining amortization of deferred policy acquisition costs for insurance contracts. The most significant assumptions include mortality and lapse. Assumptions are determined based on the company's historical experience, industry data, and other factors. Given the inherent uncertainty of these assumptions, auditing the development of such assumptions involved especially subjective judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's judgments regarding the mortality and lapse assumptions used in the development of future policy benefits for life insurance contracts and the amortization of deferred policy acquisition costs for insurance contracts, included the following, among others:

- We tested the effectiveness of controls over the development of these assumptions used in the valuation of future policy benefits and the amortization of deferred policy acquisition costs for certain insurance products, including the effectiveness of the controls over the underlying data.

- We tested the underlying data used in the development of these assumptions as well as in the valuation of future policy benefits and the amortization of deferred policy acquisition costs for certain insurance products.

- With the assistance of our actuarial specialists, we:

    - evaluated management's methods, calculations and judgments regarding the development of these assumptions including evaluating the results of experience studies used as the basis for setting those assumptions.

    - evaluated on a sample basis, through independent calculation of future policy benefits and amortization of deferred policy acquisition costs, the mathematical accuracy of management's calculations, the appropriateness of valuation models, and whether these assumptions were properly applied.

Deloitte + Touche LLP

Salt Lake City, UT
March 16, 2026

We have served as the Company's auditor since 2017.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	2024
Assets		
Investments:		
Fixed maturity securities, available for sale, at estimated fair value (amortized cost of $382,401,293 and $376,012,071 for 2025 and 2024, respectively; net of allowance for credit losses of $579,450 and $420,993 for 2025 and 2024, respectively)	$ 382,777,918	$ 366,546,129
Equity securities at estimated fair value (cost of $12,206,559 and $11,386,454 for 2025 and 2024, respectively)	18,050,062	15,771,681
Mortgage loans held for investment (net of allowance for credit losses of $2,588,918 and $1,885,390 for 2025 and 2024, respectively)	322,435,385	301,747,358
Real estate held for investment (net of accumulated depreciation of $37,159,212 and $31,419,539 for 2025 and 2024, respectively)	214,897,130	197,693,338
Real estate held for sale	6,424,027	1,278,033
Other investments and policy loans (net of allowances for credit losses of $1,676,468 and $1,536,926 for 2025 and 2024, respectively)	85,223,293	74,855,041
Accrued investment income	9,054,645	8,499,168
Total investments	1,038,862,460	966,390,748
Cash and cash equivalents	102,256,828	140,546,421
Loans held for sale at estimated fair value	155,968,266	131,181,148
Receivables (net of allowance for credit losses of $1,428,672 and $1,678,531 for 2025 and 2024, respectively)	15,611,074	15,858,743
Restricted assets (including $16,106,168 and $12,323,535 for 2025 and 2024, respectively, at estimated fair value)	28,805,946	23,806,836
Cemetery perpetual care trust investments (including $6,575,744 and $5,689,706 for 2025 and 2024, respectively, at estimated fair value)	9,871,947	8,836,503
Receivable from reinsurers	13,655,373	13,816,663
Cemetery land and improvements	11,299,283	10,594,632
Mortgage servicing rights, net	2,528,459	2,939,878
Property and equipment, net	18,211,717	19,047,688
Deferred policy and pre-need contract acquisition costs	135,978,803	127,219,907
Value of business acquired	7,109,186	7,602,521
Goodwill	5,253,783	5,253,783
Other	16,431,479	21,366,843
Total Assets	$ 1,561,844,604	$ 1,494,462,314

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Continued)

	December 31,			
		2025		2024
Liabilities and Stockholders' Equity				
Liabilities				
Future policy benefits and unpaid claims	$	799,706,946	$	752,080,658
Policyholder account balances		140,605,750		142,807,316
Unearned premium reserve		1,824,796		2,013,245
Bank and other loans payable		98,387,919		106,740,104
Deferred pre-need cemetery and mortuary contract revenues		22,991,603		20,168,405
Cemetery perpetual care obligation		5,918,776		5,642,693
Accounts payable		4,150,119		2,937,293
Other liabilities and accrued expenses		51,969,405		55,633,661
Income taxes		25,920,562		24,540,512
Total liabilities		1,151,475,876		1,112,563,887
Stockholders' Equity				
Preferred Stock:				
Preferred stock - non-voting-$1.00 par value; 5,000,000 shares authorized; none issued or outstanding		-		-
Common Stock:				
Class A: common stock - $2.00 par value; 40,000,000 shares authorized; 22,428,625 shares issued and outstanding as of December 31, 2025 and 22,321,559 (1) shares issued and outstanding as of December 31, 2024		44,857,250		42,510,012
Class B: non-voting common stock - $1.00 par value; 5,000,000 shares authorized; none issued or outstanding		-		-
Class C: convertible common stock - $2.00 par value; 6,000,000 shares authorized; 3,587,237 shares issued and outstanding as of December 31, 2025 and 3,492,674 (1) shares issued and outstanding as of December 31, 2024		7,174,474		6,643,666
Additional paid-in capital		89,867,763		79,698,367
Accumulated other comprehensive income, net of taxes		28,762,123		33,719,629
Retained earnings		248,795,475		227,804,439
Treasury stock, at cost - 1,095,964 Class A shares and 104,604 Class C shares as of December 31, 2025; and 1,080,243 (1) Class A shares and 104,604 (1) Class C shares as of December 31, 2024		(9,088,357)		(8,477,686)
Total stockholders' equity		410,368,728		381,898,427
Total Liabilities and Stockholders' Equity	$	1,561,844,604	$	1,494,462,314

(1) Issued and outstanding shares have been adjusted retroactively for the effect of annual stock dividends.

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

| | Years Ended December 31, | |
	2025	2024
Revenues:		
Insurance premiums and other considerations	$ 119,757,103	$ 119,655,745
Mortgage fee income	108,209,319	107,558,640
Net investment income	79,338,512	71,725,249
Net mortuary and cemetery sales	28,704,450	29,037,173
Gains on investments and other assets	4,636,377	1,941,898
Other	3,941,777	4,603,963
Total revenues	344,587,538	334,522,668
Benefits and expenses:		
Policyholder benefits and claims (including the impact of assumption updates to the liability for future policy benefits of nil and nil for 2025 and 2024, respectively)	100,817,674	100,613,091
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	11,660,708	11,012,616
Selling, general and administrative expenses:		
Commissions	47,048,596	46,972,909
Personnel	87,151,803	85,084,802
Advertising	3,514,641	3,115,120
Rent and rent related	3,760,519	5,147,069
Depreciation on property and equipment	2,425,185	2,383,621
Costs related to funding mortgage loans	6,622,489	6,134,709
Other	30,997,264	27,627,210
Interest expense	4,518,965	4,254,100
Cost of goods and services sold – cemeteries and mortuaries	4,660,090	4,803,528
Total benefits and expenses	303,177,934	297,148,775
Earnings before income taxes	41,409,604	37,373,893
Income tax expense	(9,257,274)	(8,254,728)
Net earnings	$ 32,152,330	$ 29,119,165
Net earnings per Class A equivalent common share (1)	$ 1.30	$ 1.19
Net earnings per Class A equivalent common share - assuming dilution (1)	$ 1.26	$ 1.16
Weighted average Class A equivalent common shares outstanding (1)	24,727,498	24,492,597
Weighted average Class A equivalent common shares outstanding-assuming dilution (1)	25,484,312	25,186,505

(1) Net earnings per share have been adjusted retroactively for the effect of annual stock dividends. The weighted-average shares outstanding includes the weighted-average Class A common shares and the weighted-average Class C common shares determined on an equivalent Class A Common Stock basis. Net earnings per common share represent net earnings per equivalent Class A common share.

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2025		**2024**
Net earnings	$	32,152,330	$	29,119,165
Other comprehensive income (loss):				
Unrealized gains (losses) on fixed maturity securities available for sale		10,001,025		(11,042)
Unrealized gains on restricted assets		6,386		841
Unrealized gains (losses) on cemetery perpetual care trust investments		4,811		(1,403)
Interest rate remeasurement of future policy benefits		(16,285,885)		44,966,236
Other comprehensive income (loss), before income tax		(6,273,663)		44,954,632
Income tax benefit (expense)		1,316,157		(9,443,147)
Other comprehensive income (loss), net of income tax		(4,957,506)		35,511,485
Comprehensive income	$	27,194,824	$	64,630,650

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2023	$40,096,004	$5,943,708	$72,424,429	$ (6,885,558)	$206,978,373	$(5,661,737)	$312,895,219
Adoption of ASU 2018-12	-	-	-	5,093,702	(138,144)	-	4,955,558
Net earnings	-	-	-	-	29,119,165	-	29,119,165
Other comprehensive income	-	-	-	35,511,485	-	-	35,511,485
Stock based compensation expense	-	-	800,820	-	-	-	800,820
Exercise of stock options	400,144	403,334	413,835	-	-	(768,191)	449,122
Vesting of restricted stock units	3,570	-	(3,570)	-	-	-	-
Sale of treasury stock	-	-	214,816	-	-	1,005,748	1,220,564
Purchase of treasury stock	-	-	-	-	-	(3,053,506)	(3,053,506)
Stock dividends	2,009,762	297,156	5,848,037	-	(8,154,955)	-	-
Conversion Class C to Class A	532	(532)	-	-	-	-	-
Balance at December 31, 2024	42,510,012	6,643,666	79,698,367	33,719,629	227,804,439	(8,477,686)	381,898,427
Net earnings	-	-	-	-	32,152,330	-	32,152,330
Other comprehensive loss	-	-	-	(4,957,506)	-	-	(4,957,506)
Stock based compensation expense	-	-	1,320,497	-	-	-	1,320,497
Exercise of stock options	193,132	190,674	(128,785)	-	-	(149,009)	106,012
Vesting of restricted stock units	19,452	-	(19,452)	-	-	-	-
Sale of treasury stock	-	-	310,630	-	-	1,148,387	1,459,017
Purchase of treasury stock	-	-	-	-	-	(1,610,049)	(1,610,049)
Stock dividends	2,133,106	341,682	8,686,506	-	(11,161,294)	-	-
Conversion Class C to Class A	1,548	(1,548)	-	-	-	-	-
Balance at December 31, 2025	$44,857,250	$7,174,474	$89,867,763	$ 28,762,123	$248,795,475	$(9,088,357)	$410,368,728

See accompanying notes to consolidated financial statements.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net earnings	$ 32,152,330	$ 29,119,165
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Gains on investments and other assets	(4,636,377)	(1,941,898)
Depreciation	8,155,965	8,172,446
Provision for credit losses	2,055,026	55,750
Net amortization of deferred fees and costs, premiums and discounts	(2,652,873)	(1,992,153)
Provision for deferred income taxes	1,454,181	998,697
Policy and pre-need acquisition costs deferred	(19,926,269)	(21,343,031)
Policy and pre-need acquisition costs amortized	11,167,373	10,477,722
Value of business acquired amortized	493,335	534,894
Interest credited to policyholder account balances	4,562,615	3,379,614
Policy fees assessed on policyholder account balances	(2,326,788)	(2,306,993)
Mortgage servicing rights, additions	(151,056)	(90,370)
Amortization of mortgage servicing rights	562,475	611,638
Stock based compensation expense	1,320,497	800,820
Benefit plans funded with treasury stock	1,459,017	1,220,564
Net change in fair value of loans held for sale	(615,973)	(2,869,729)
Originations of loans held for sale	(2,296,054,902)	(2,295,830,408)
Proceeds from sales of loans held for sale	2,323,112,059	2,338,209,587
Net gains on sales of loans held for sale	(52,436,365)	(45,383,321)
Change in assets and liabilities:		
Land and improvements held for sale	(704,651)	(1,430,941)
Future policy benefits and unpaid claims	31,232,581	32,180,630
Other operating assets and liabilities	7,317,697	4,747,167
Net cash provided by operating activities	45,539,897	57,319,850
Cash flows from investing activities:		
Purchases of fixed maturity securities	(68,178,727)	(85,235,694)
Sales, calls and maturities of fixed maturity securities	61,228,738	101,038,735
Purchase of equity securities	(5,072,820)	(3,098,448)
Sales of equity securities	4,545,506	2,321,623
Purchases of restricted assets	(7,620,974)	(6,039,118)
Sales, calls and maturities of restricted assets	4,675,141	1,579,178
Purchases of cemetery perpetual care trust investments	(1,428,243)	(4,615,717)
Sales, calls and maturities of cemetery perpetual care trust investments	1,972,774	2,607,608
Mortgage loans held for investment, other investments and policy loans made	(856,738,839)	(740,739,575)
Payments received for mortgage loans held for investment, other investments and policy loans	826,248,424	707,194,046
Purchases of property and equipment	(1,691,272)	(2,470,032)
Sales of property and equipment	75,722	365,697
Purchases of real estate	(63,928,088)	(52,348,798)
Sales of real estate	38,704,832	36,306,431
Net cash used in investing activities	(67,207,826)	(43,134,064)

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,	
	2025	2024
Cash flows from financing activities:		
Policyholder account balances - deposits	11,980,092	13,302,949
Policyholder account balances - withdrawals	(16,336,822)	(15,631,260)
Proceeds from stock options exercised	106,012	449,122
Purchase of treasury stock	(1,610,049)	(3,053,506)
Repayment of bank loans	(71,047,816)	(1,929,346)
Proceeds from bank loans	69,000,000	-
Net change in warehouse line borrowings for loans held for sale	(6,414,000)	2,855,476
Net cash used in financing activities	(14,322,583)	(4,006,565)
Net change in cash, cash equivalents, restricted cash and restricted cash equivalents	(35,990,512)	10,179,221
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	150,102,620	139,923,399
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of year	$ 114,112,108	$ 150,102,620
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 4,540,371	$ 4,196,139
Federal Income taxes	6,436,909	8,070,000
State Income taxes	101,596	157,642
Non Cash Investing and Financing Activities:		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 2,582,742	$ 1,770,873
Fixed maturity securities available for sale transferred into other investments	1,185,603	-
Mortgage loans held for investment foreclosed into real estate held for sale	874,087	671,480
Loans held for sale foreclosed into real estate held for sale	380,000	858,977
Right-of-use assets obtained in exchange for finance lease liabilities	33,500	176,040
Loans held for sale foreclosed into receivables	-	382,936

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as shown in the consolidated statements of cash flows is presented in the table below:

	Years Ended December 31,	
	2025	2024
Cash and cash equivalents	$ 102,256,828	$ 140,546,421
Restricted assets	9,919,800	8,553,803
Cemetery perpetual care trust investments	1,935,480	1,002,396
Total cash, cash equivalents, restricted cash and restricted cash equivalents	$ 114,112,108	$ 150,102,620

See accompanying notes to consolidated financial statements.

1)   <u>Significant Accounting Policies</u>

General Overview of Business

Security National Financial Corporation and its wholly owned subsidiaries (the "Company") operate in three reportable business segments: life insurance, cemetery and mortuary, and mortgages. The life insurance segment is engaged in the business of selling and servicing selected lines of life insurance and annuity products marketed primarily in the states located in western, mid-western and southern regions of the United States. The cemetery and mortuary segment of the Company consists of eleven mortuaries and five cemeteries in Utah, one cemetery in California, and four mortuaries and one cemetery in New Mexico. The mortgage segment is an approved government and conventional lender that originates and underwrites residential and commercial loans for new construction, existing homes, and real estate projects primarily in Arizona, California, Florida, Texas, and Utah.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Principles of Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

Use of Estimates

Management of the Company has made several estimates and assumptions related to the reported amounts of assets and liabilities, reported amounts of revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with GAAP. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant changes in the near term are those used in determining the value of derivative assets and liabilities; those used in determining deferred acquisition costs and the value of business acquired; those used in determining the liability for future policy benefits; those used in determining the value of loans held for sale; and those used in determining loan loss reserve. Although some variability is inherent in these estimates, management believes the amounts provided are fairly stated in all material respects.

Reclassifications

Certain prior-period amounts have been reclassified to conform to the current-period presentation.

Investments

The Company's management determines the appropriate classifications of investments in fixed maturity securities and equity securities at the acquisition date and re-evaluates the classifications at each balance sheet date.

<u>Fixed maturity securities available for sale</u> are carried at estimated fair value. Changes in fair values are reported as unrealized gains or losses and are recorded in accumulated other comprehensive income (loss).

<u>Equity securities</u> are carried at estimated fair value. Changes in fair values are reported as unrealized gains or losses and are recorded through net earnings as a component of gains (losses) on investments and other assets.

1)   Significant Accounting Policies (Continued)

Mortgage loans held for investment are carried at their unpaid principal balances adjusted for net deferred fees, charge-offs, premiums, discounts, and the related allowance for credit losses. Interest income is included in net investment income on the consolidated statements of earnings and is recognized when earned. The Company defers related material loan origination fees, net of related direct loan origination costs, and amortizes the net fees over the term of the loans. Origination fees are included in net investment income on the consolidated statements of earnings. Mortgage loans are secured by the underlying property and require an appraisal at the time of underwriting and funding. Generally, the Company requires that loans not exceed 80% of the fair market value of the respective loan collateral. For loans of more than 80% of the fair market value of the respective loan collateral, additional collateral or mortgage insurance by an approved third-party insurer is required.

Real estate held for investment is carried at cost, less accumulated depreciation provided on a straight-line basis over the estimated useful lives of the properties or is adjusted to a new basis for impairment in value, if any. Included, if any, are foreclosed properties. These properties are recorded at the lower of cost or fair value upon foreclosure. Also, included is residential subdivision land development which is carried at cost.

Real estate held for sale is carried at lower of cost or fair value, less estimated costs to sell. Included, if any, are foreclosed properties. These properties are recorded at the lower of cost or fair value upon foreclosure. Depreciation is not recognized on real estate classified as held for sale.

Other investments and policy loans are carried at the aggregate unpaid balances, less allowances for credit losses.

Accrued investment income refers to the income earned from investments that has not yet been received by the Company.

Gains (losses) on investments (except for equity securities carried at fair value through net earnings) arise when investments are sold and are recorded on the trade date and the cost of the securities sold is determined using the specific identification method. The provision (release) for credit losses for fixed maturity securities available for sale are also included in gains (losses) on investments. See Note 2 for more information regarding the Company's evaluation of credit losses.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Loans Held for Sale

Accounting Standards Codification ("ASC") No. 825, "Financial Instruments", allows for the option to report certain financial assets and liabilities at fair value initially and at subsequent measurement dates with changes in fair value included in earnings. The option may be applied instrument by instrument, but it is irrevocable. The Company elected the fair value option for loans held for sale. The Company believes the fair value option most closely aligns the timing of the recognition of gains and costs. These loans are intended for sale and the Company believes that fair value is the best indicator of the resolution of these loans. Electing fair value also reduces certain timing differences and better matches changes in the fair value of these assets with changes in the fair value of the related derivatives used for these assets.

1)   Significant Accounting Policies (Continued)

The Company, through its mortgage subsidiary, sells mortgage loans to third-party investors without recourse unless defects are identified in the representations and warranties made at loan sale. It may be required, however, to repurchase a loan or pay a fee instead of repurchasing under certain events, which include the following:

- Failure to deliver original documents specified by the investor,
- The existence of misrepresentation or fraud in the origination of the loan,
- The loan becomes delinquent due to nonpayment during the first several months after it is sold,
- Early pay-off of a loan, as defined by the agreements,
- Excessive time to settle a loan,
- Investor declines purchase, and
- Discontinued product and expired commitment.

Loan purchase commitments generally specify a date 30 to 45 days after delivery upon which the underlying loans should be settled. Depending on market conditions, these commitment settlement dates can be extended at a cost to the Company.

It is the Company's policy to cure any documentation problems regarding such loans at a minimal cost for up to a six-month period and to pursue efforts to enforce loan purchase commitments from third-party investors concerning the loans. The Company believes that six months allows adequate time to remedy any documentation issues, to enforce purchase commitments, and to exhaust other alternatives. Remedial methods include the following:

- Research reasons for rejection,
- Provide additional documents,
- Request investor exceptions,
- Appeal rejection decision to purchase committee, and
- Commit to secondary investors.

Once purchase commitments have expired and other alternatives to remedy are exhausted, which could be earlier than the six-month period, the loans are referred to as scratch and dent, within the loans held for sale portfolio. Any previously recognized gain-on-sale or mortgage fee income related to the loan is reversed through earnings. Scratch and dent loans are recorded at fair value. The Company may reclassify a scratch and dent loan to mortgage loans held for investment. At that time, the Company establishes an allowance for credit losses in accordance with the current expected credit loss ("CECL") model over the contractual term of the loan. The allowance is updated each reporting period based on changes in credit quality, including delinquency status.

Determining Fair Value

The cost for loans held for sale is equal to the amount paid to the warehouse bank and the amount originally funded by the Company. Fair value is often difficult to determine and may contain significant unobservable inputs, but is based on the following guidelines:

- For loans that are committed, the Company uses the commitment price.
- For loans that are non-committed that have an active market, the Company uses the market price.
- For loans that are non-committed where there is no market but there is a similar product, the Company uses the fair value for the similar product.
- For loans that are non-committed where no active market exists, the Company determines that the unpaid principal balance best approximates the fair value, after considering the fair value of the underlying real estate collateral, estimated future cash flows, and the loan interest rate.

1)   Significant Accounting Policies (Continued)

The appraised value of the real estate underlying the original mortgage loan adds support to the Company's determination of fair value because if the loan becomes delinquent the Company has sufficient value to collect the unpaid principal balance or the carrying value of the loan, thus minimizing credit losses. Most loans originated are sold to third-party investors. The amounts expected to be sold to investors are shown on the consolidated balance sheets as loans held for sale.

Mortgage Fee Income

Mortgage fee income consists of origination fees, processing fees, interest income and other income related to the origination and sale of mortgage loans held for sale. All revenues and costs are recognized when the mortgage loan is funded and any changes in fair value are shown as a component of mortgage fee income.

See Note 3 and Note 21 for additional disclosures regarding loans held for sale and mortgage fee income.

Loan Loss Reserve

The loan loss reserve, included in other liabilities and accrued expenses on the consolidated balance sheets, is an estimate of probable losses at the balance sheet date that the Company will realize in the future on loans sold to third-party investors classified as loans held for sale on the consolidated balance sheets. The Company may be required to reimburse third-party investors for costs associated with early payoff of loans within six months of origination of such loans and to repurchase loans where there is a default, in any, of the first four monthly payments to the investors or, in lieu of repurchase, to pay a negotiated fee to the investors. The Company's estimates are based upon historical loss experience and the best estimate of the probable loan loss liabilities.

Upon completion of a transfer that satisfies the conditions to be accounted for as a sale, the Company initially measures at fair value liabilities incurred in a sale relating to any guarantee or recourse provisions in the event of defects in the representation and warranties made at loan sale. The Company accrues a monthly allowance for indemnification losses to investors based on total production. This estimate is based on the Company's historical experience and is included as a component of mortgage fee income. Subsequent updates to the recorded liability from changes in assumptions are recorded in selling, general and administrative expenses as a component of provision for loan loss reserve. The estimated liability for indemnification losses is included in other liabilities and accrued expenses.

The loan loss reserve analysis involves mortgage loans that have been sold to third-party investors, which were believed to have met investor underwriting guidelines at the time of sale, where the Company has received a demand from the investor. There are generally three types of demands: make whole, repurchase, or indemnification. These types of demands are further described as follows:

>   *Make whole demand* — A make whole demand occurs when an investor forecloses on a property and then sells the property. The make whole amount is calculated as the difference between the original unpaid principal balance, payments received, accrued interest and fees, less the sale proceeds.

>   *Repurchase demand* — A repurchase demand usually occurs when there is a significant payment default, error in underwriting or detected loan fraud.

>   *Indemnification demand* — On certain loans the Company has negotiated a set fee that is to be paid in lieu of repurchase. The fee varies by investor and by loan product type.

The Company believes the loan loss reserve represents probable loan losses incurred as of the balance sheet date.

Additional information related to the Loan Loss Reserve is included in Note 3.

1)   <u>Significant Accounting Policies</u> (Continued)

Restricted Assets

Restricted assets are assets held in a trust account for future mortuary services and merchandise. Restricted assets also include escrows held for borrowers and investors under servicing and appraisal agreements relating to mortgage loans, funds held by warehouse banks in accordance with loan purchase agreements and funds held in escrow for certain real estate construction development projects. Additionally, the Company funded its medical benefit safe-harbor limit based on the qualified direct costs and has included this amount as a component of restricted cash. Additional information related to restricted assets is included in Notes 2 and 5.

Cemetery Perpetual Care Trust Investments

Cemetery endowment care trusts have been set up for five of the seven cemeteries owned by the Company. Under endowment care arrangements a portion of the price for each lot sold is withheld and invested in a portfolio of investments like those described in the prior paragraph. The earnings stream from the investments is designed to fund future maintenance and upkeep of the cemetery. Additional information related to cemetery perpetual care trust investments is included in Notes 2 and 6.

Cemetery Land and Improvements

The development of a cemetery involves not only the initial acquisition of raw land but also the installation of roads, water lines, landscaping, and other costs to establish a marketable cemetery lot. The costs of developing the cemetery are shown as an asset on the balance sheet. The amount on the balance sheet is reduced by the total cost assigned to the development of a particular lot when the criterion for recognizing a sale of that lot is met.

Mortgage Servicing Rights

Mortgage Servicing Rights ("MSR") arise from contractual agreements between the Company and third-party investors (or their agents) when mortgage loans are sold. Under these contracts, the Company retains and provides loan servicing functions on loans sold, in exchange for fees and other remuneration. The servicing functions typically performed include, among other responsibilities, collecting and remitting loan payments; responding to borrower inquiries; accounting for principal and interest, holding custodial (impound) funds for payment of property taxes and insurance premiums; counseling delinquent mortgagors; and supervising the acquisition of real estate owned and property dispositions.

The total residential mortgage loans serviced for others consist primarily of agency conforming fixed-rate mortgage loans. The value of MSRs is derived from the net cash flows associated with the servicing contracts. The Company receives a servicing fee of generally about 0.25% annually on the remaining outstanding principal balances of the loans. Based on the result of the cash flow analysis, an asset or liability is recorded for mortgage servicing rights. The servicing fees are collected from the monthly payments made by the mortgagors. The Company generally receives other remuneration including rights to various mortgagor-contracted fees such as late charges, and collateral reconveyance charges and the Company is generally entitled to retain the interest earned on funds held pending remittance of mortgagor principal, interest, tax, and insurance payments. Contractual servicing fees and late fees are included in other revenues on the consolidated statements of earnings.

The Company's subsequent accounting for MSRs is based on the class of MSRs. The Company has identified two classes of MSRs: MSRs backed by mortgage loans with an initial term of 30 years and MSRs backed by mortgage loans with an initial term of 15 years. The Company distinguishes between these classes of MSRs due to their differing sensitivities to change in value as the result of changes in the market. After being initially recorded at fair value, MSRs backed by mortgage loans are accounted for using the amortization method. Amortization expense is included in other expenses on the consolidated statements of earnings. MSR amortization is determined by amortizing the MSR balance in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

1)   Significant Accounting Policies (Continued)

Interest rate risk, prepayment risk, and default risk are inherent risks in MSR valuation. Interest rate changes largely drive prepayment rates. Refinance activity generally increases as rates decline. A significant decrease in rates beyond expectation could cause a decline in the value of the MSR. On the contrary, if rates increase borrowers are less likely to refinance or prepay their mortgage, which extends the duration of the loan and MSR values are likely to rise. Because of these risks, discount rates and prepayment speeds are used to estimate the fair value.

The Company periodically assesses MSRs for impairment. Impairment occurs when the current fair value of the MSR falls below the carrying value (carrying value is the amortized cost reduced by any related valuation allowance). If MSRs are impaired, the impairment is recognized in current period earnings and the carrying value of the MSRs is adjusted through a valuation allowance.

The Company periodically reviews the various loan strata to determine whether the value of the MSRs in each stratum is impaired and likely to recover. When management deems recovery of the value to be unlikely in the foreseeable future, a write-down of the cost of the MSRs for that stratum to its estimated recoverable value is charged to the valuation allowance.

Additional information related to MSRs is included in Note 7.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated principally on the straight-line method over the estimated useful lives of the assets which range from three to forty years. Leasehold improvements paid for by the Company as a lessee are amortized over the lesser of the useful life or remaining lease terms. Additional information related to property and equipment is included in Note 8.

Long-lived Assets

Long-lived assets to be held and used, including property and equipment and real estate held for investment, are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset, and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Additional information related to long-lived assets is included in Notes 2 and 8.

Deferred Policy Acquisition Costs and Value of Business Acquired

Commissions and other acquisition costs, net of commission and expense allowances for reinsurance ceded, that vary with and are primarily related to the production of new insurance business that have been incurred are deferred. For traditional long-duration life insurance products, deferred policy acquisition costs ("DAC") are amortized on a constant-level basis established on a cohort-grouped contract basis over the expected term of the related contracts, with the amortization basis being units in force using assumptions consistent with those used in computing the liability for future policy benefits. For policyholder account balance insurance products, DAC is amortized using the policy counts for annuities and units in-force for interest sensitive life products. Deferred acquisition costs are written off when policies terminate.

1)   Significant Accounting Policies (Continued)

When accounting for DAC, the Company considers internal replacements of insurance and investment contracts. An internal replacement is a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to contract, or by the election of a feature or coverage within a contract. Modifications that result in a replacement contract that is substantially changed from the replaced contract are accounted for as an extinguishment of the replaced contract. Unamortized DAC and unearned revenue liabilities from the replaced contract are written-off. Modifications that result in a contract that is substantially unchanged from the replaced contract are accounted for as a continuation of the replaced contract.

Value of business acquired ("VOBA") is the present value of estimated future profits of the acquired business and is amortized in the same way as DAC.

Additional information related to DAC and VOBA is included in Note 9.

Goodwill and Other Intangible Assets

Previous acquisitions have been accounted for as purchases under which assets acquired, and liabilities assumed were recorded at their fair values with the excess purchase price recognized as goodwill. The Company evaluates annually or when changes in circumstances warrant the recoverability of goodwill and if there is a decrease in value, the related impairment is recognized as a charge against income.

Other intangibles are recognized apart from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. The Company engages a third-party valuation firm to analyze the value of the intangible assets that result from significant acquisitions. The value of the intangible assets that result from these acquisitions are included in Other Assets and are determined using the income approach, relying on a relief from the royalty method.

Additional information related to goodwill and other intangible assets is included in Note 10.

Derivative Instruments

Mortgage Banking Derivatives

Loan Commitments

The Company is exposed to price risk due to the potential impact of changes in interest rates on the values of loan commitments from the time a loan commitment is made to an applicant to the time the loan that would result from the exercise of that loan commitment is funded. Managing price risk is complicated by the fact that the ultimate percentage of loan commitments that will be exercised (i.e., the number of loans that will be funded) fluctuates. The probability that a loan will not be funded, or the loan application is denied or withdrawn within the terms of the commitment is driven by several factors, particularly the change, if any, in mortgage rates following the issuance of the loan commitment.

1)   Significant Accounting Policies (Continued)

In general, the probability of funding increases if mortgage rates rise and decreases if mortgage rates fall. This is due primarily to the relative attractiveness of current mortgage rates compared to the applicant's committed rate. The probability that a loan will not be funded within the terms of the mortgage loan commitment also is influenced by the source of the applications (retail, broker, or correspondent channels), proximity to rate lock expiration, purpose for the loan (purchase or refinance), product type and the application approval status. The Company has developed fallout estimates using historical data that consider all the variables, as well as renegotiations of rate and point commitments that tend to occur when mortgage rates fall. These fallout estimates are used to estimate the number of loans that the Company expects to be funded within the terms of the loan commitments and are updated periodically to reflect the most current data.

The Company estimates the fair value of a loan commitment based on the change in estimated fair value of the underlying mortgage loan, quoted mortgage-backed securities ("MBS") prices, estimates of the fair value of mortgage servicing rights, and an estimate of the probability that the mortgage loan will fund within the terms of the commitment net of estimated commission expense. The change in fair value of the underlying mortgage loan is measured from the date the loan commitment is issued and is shown net of related expenses. Following issuance, the value of a loan commitment can be either positive or negative depending upon the change in value of the underlying mortgage loans. Fallout rates and other factors from the Company's recent historical data are used to estimate the quantity and value of mortgage loans that will fund within the terms of the commitments.

Forward Sale Commitments

The Company utilizes forward commitments to economically hedge the price risk associated with its outstanding mortgage loan commitments. A forward commitment protects the Company from losses on sales of the loans arising from the exercise of the loan commitments. Management expects these types of commitments will experience changes in fair value in contrast to changes in fair value of the loan commitments, thereby reducing earnings volatility related to the recognition in earnings of changes in the values of the commitments.

The net changes in fair value of loan commitments and forward sale commitments are shown in current earnings as a component of mortgage fee income on the consolidated statements of earnings. Mortgage banking derivatives are shown in other assets and other liabilities and accrued expenses on the consolidated balance sheets.

Additional information related to derivative instruments is included in Note 11.

Allowances for Credit Losses

The Company records allowances for current expected credit losses from fixed maturity securities available for sale, mortgage loans held for investment, other investments, and receivables in accordance with GAAP. The allowances for credit losses are valuation accounts that are reported as a reduction of the financial asset's cost basis and are measured on a pool basis when similar risk characteristics exist. The Company estimates allowances for credit losses using relevant available information from both internal and external sources. The Company considers its historical loss experience, analyzes current market conditions and forecasts and uses third-party assistance to arrive at current expected credit losses. Amounts are written off against the allowance for credit losses when determined to be uncollectible. See Notes 2 and 4 regarding the Company's evaluation of allowances for credit losses.

1)   Significant Accounting Policies (Continued)

Future Policy Benefits and Unpaid Claims

A liability for future policy benefits is accrued as premium revenue is recognized, which is the present value of expected future policy benefits to be paid to or on behalf of policyholders less the present value of expected future net premiums to be collected from policyholders. This liability is calculated using a discount rate assumption that is an upper-medium grade fixed-income instrument yield as provided by Bloomberg's Evaluated Pricing ("BVAL") methodology. This discount rate for a particular cohort is locked-in when that cohort is closed to new contracts and is used for purposes of interest accretion for the future policy benefits liability and is reflected in policyholder benefits and claims on the consolidated statements of earnings. The current rate as of each reporting date is used to calculate an adjusted future policy benefit liability and is recognized through accumulated other comprehensive income ("AOCI"). Other assumptions include best-estimate mortality and lapse rates that are based on the company's historical experience, industry data, and other factors; also estimates of expected non-level costs, such as termination or settlement costs. Routine policy maintenance costs are not included. These assumptions are reviewed at least annually. Any changes to these assumptions will be reflected in policyholder benefits and claims on the consolidated statements of earnings. Cohorts are established based on differences in Company (Acquisition), Direct Business v. Acquired, Market (Final Expense v. Pre-need v. Ordinary), Limited-Payment v. Whole Life v. Term, issue year, and significant reinsurance. A deferred profit liability ("DPL") is also held. The DPL equals accumulated deferrals (prior to and including the valuation date) minus accumulated amortization, where "deferrals" equals the difference between gross and net premium, and "amortization" equals the product of the measure of in force policies (units in force) and an amortization ratio which is updated at the same time as the net premium ratio.

The Company records an unpaid claims liability for claims in the course of settlement equal to the death benefit amount and records a reinsurance recoverable receivable amount, if any, for claims reported. There is also an unpaid claims liability for claims incurred but not reported. This liability is based on the historical experience of the net amount of claims that were reported in reporting periods subsequent to the reporting period when claims were incurred.

Additional information related to future policy benefits and unpaid claims is included in Note 1 for the adoption of Accounting Standards Update ("ASU") 2018-12 and in Note 12.

Policyholder Account Balances

Policyholder account balances for interest-sensitive insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period more than related policy account balances. Interest credit rates for interest-sensitive insurance products ranged from 3% to 6.5%. Additional information related to policyholder account balances is included in Note 13.

Unearned Premium Reserve

Policy initiation fees (front end loads) assessed on universal life–type contracts that are not related to future services are deferred as an unearned revenue liability. The deferred amount is amortized into earnings analogous to the amortization of the deferred acquisition costs of this block of business. Additional information related to the unearned premium reserve is included in Note 9.

Participating Insurance

Participating business constituted less than 1% of insurance in force for the years ended 2025 and 2024. The provision for policyholders' dividends included in policyholder obligations is based on dividend scales anticipated by management. The amounts to be paid are determined by the Company's Board of Directors. The expense recognized for policyholder dividends is included in policyholder benefits and claims on the consolidated statements of earnings and is immaterial.

1)   Significant Accounting Policies (Continued)

Insurance Premiums and Other Considerations

Premiums and other considerations for traditional life insurance products (which include those products with fixed and guaranteed premiums and benefits and consist principally of whole life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies) are recognized as revenues when due from policyholders. Premiums and other consideration for interest-sensitive insurance policies (which include universal life policies, interest-sensitive life policies, deferred annuities, and annuities without life contingencies) are reflected as increases in liabilities for policyholder account balances and not as revenues. Revenues reported for these products consist of policy charges for the cost of insurance, administration charges, amortization of policy initiation fees and surrender charges assessed against policyholder account balances. Surrender benefits paid relating to these products are reflected as decreases in liabilities for policyholder account balances and not as expenses. The Company receives investment income earned from the funds deposited into account balances, a portion of which is passed through to the policyholders in the form of interest credited. Interest credited to policyholder account balances and benefit claims more than policyholder account balances are reported as expenses, included in policyholder benefits and claims, in the consolidated financial statements.

Reinsurance

The Company follows the procedure of reinsuring risks of more than $100,000 to provide for greater diversification of business to allow management to control exposure to potential losses arising from large risks and provide additional capacity for growth. The Company remains liable for amounts ceded in the event the reinsurers are unable to meet their obligations.

The Company entered into coinsurance agreements with unaffiliated insurance companies under which the Company assumed 100% of the risk for certain life insurance policies and certain other policy-related liabilities of the insurance company.

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Expense allowances received in connection with reinsurance ceded are accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly. Additional information related to reinsurance is included in Note 14.

Pre-need Sales and Costs

Pre-need contract sales of funeral services and caskets - revenue and costs associated with the sales of pre-need funeral services and caskets are deferred until the performance obligations are fulfilled (services are performed or the caskets are delivered).

Sales of cemetery interment rights (cemetery burial property) - revenue and costs associated with the sale of cemetery interment rights are deferred until 10% of the sales price has been collected.

Pre-need contract sales of cemetery merchandise (primarily markers and vaults) - revenue and costs associated with the sale of pre-need cemetery merchandise is deferred until the merchandise is delivered to the Company.

1)   Significant Accounting Policies (Continued)

Pre-need contract sales of cemetery services (primarily merchandise delivery, installation fees and burial opening and closing fees) - revenue and costs associated with the sales of pre-need cemetery services are deferred until the services are performed.

Prearranged funeral and pre-need cemetery customer acquisition costs - costs incurred related to obtaining new pre-need contract cemetery and prearranged funeral services, which include only costs that vary with and are primarily related to the acquisition of new pre-need cemetery and prearranged funeral services, are deferred until the merchandise is delivered or services are performed.

Revenues and costs for at-need sales are recorded when a valid contract exists, the services are performed, collection is reasonably assured and there are no significant performance obligations remaining.

The Company, through its cemetery and mortuary operations, provides guaranteed funeral arrangements wherein a prospective customer can receive future goods and services at guaranteed prices. To accomplish this, the Company, through its life insurance operations, sells to the customer an increasing benefit life insurance policy that is assigned to the mortuaries. If, at the time of need, the policyholder/potential mortuary customer utilizes one of the Company's facilities, the guaranteed funeral arrangement contract that has been assigned will provide the funeral goods and services at the contracted price. The increasing life insurance policy will cover the difference between the original contract prices and current prices. Risks may arise if the difference cannot be fully met by the life insurance policy. However, management believes that given current inflation rates and related price increases of goods and services, the risk of exposure is minimal.

Additional information related to pre-need sales and costs is included in Note 4.

Income Taxes

Income taxes include taxes currently payable plus deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary differences in the financial reporting basis and tax basis of assets and liabilities and operating loss carry-forwards. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Liabilities are established for uncertain tax positions expected to be taken in income tax returns when such positions are judged to meet the "more-likely-than-not" threshold based on the technical merits of the positions. Deferred tax assets and liabilities require various estimates and judgments and may be affected favorably or unfavorably by various internal and external factors. Factors affecting the deferred tax assets and liabilities include, but are not limited to, changes in tax laws, regulations and/or rates, changing interpretations of existing tax laws or regulations, and changes to overall levels of pre-tax earnings. Changes in these estimates, judgments or factors may result in an increase or decrease to the Company's deferred tax assets and liabilities with a related increase or decrease in the Company's provision for income taxes. Estimated interest and penalties related to uncertain tax penalties are included as a component of income tax expense. Additional information related to income taxes is included in Note 1 for the adoption of ASU 2023-09 and Note 17.

Earnings Per Share

The Company computes earnings per share, which requires a presentation of basic and diluted earnings per share. Basic earnings per equivalent Class A common share are computed by dividing net earnings by the weighted-average number of Class A common shares outstanding during each year presented, after the effect of the assumed conversion of Class C Common Stock to Class A Common Stock. Diluted earnings per share is computed by dividing net earnings by the weighted-average number of common shares outstanding during the year used to compute basic earnings per share plus dilutive potential incremental shares by application of the treasury stock method. Basic and diluted earnings per share amounts have been adjusted retroactively for the effect of annual stock dividends. Additional information related to earnings per share is included in Note 19.

Stock Based Compensation

The cost of employee services received in exchange for an award of equity instruments is recognized in the financial statements and is measured based on the fair value on the grant date of the award. The fair value of stock options is calculated using the Black Scholes Option Pricing Model. Stock option compensation expense is recognized over the period during which an employee is required to provide service in exchange for the award and is included in personnel expenses on the consolidated statements of earnings. Additional information related to stock-based compensation is included in Note 22.

Concentration of Credit Risk

For a description of the concentration risk regarding available for sale debt securities, mortgage loans held for investment and real estate held for investment, refer to Note 2, and for receivables from reinsurers, refer to Note 14 of the Notes to Consolidated Financial Statements.

Advertising

The Company expenses advertising costs as incurred.

1)   Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

Accounting Standards Adopted in 2025

ASU No. 2018-12: "Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts" — Issued in August 2018, ASU 2018-12 is intended to improve the timeliness of recognizing changes in the liability for future policy benefits on traditional long-duration contracts by requiring that assumptions be updated after contract inception and by modifying the rate used to discount future cash flows. The standard is aimed at improving the accounting for certain market-based options or guarantees associated with deposit or account balance contracts, simplifying amortization of deferred acquisition costs while improving and expanding required disclosures. In November 2020, ASU No. 2020-11: "Financial Services – Insurance (Topic 944): Effective Date and Early Application," was issued. This ASU was issued to provide additional time for the implementation of ASU No. 2018-12 by deferring the effective date by one year. For smaller reporting companies, this update is effective for annual reporting periods beginning after December 15, 2024, and interim reporting periods beginning after December 15, 2025. On December 31, 2025, the Company adopted ASU No. 2018-12, using the modified retrospective approach, for changes to the liability for future policy benefits and deferred policy acquisition costs. The Company applied the guidance as of a transition date of January 1, 2024, and retrospectively adjusted prior period amounts to reflect the new guidance. The Company's consolidated financial statements are presented under the new guidance for reporting periods beginning January 1, 2024.

After adoption, cash flow assumptions, such as mortality, lapse, and expense, will be reviewed at least annually and, if necessary, they will be updated to reflect actual experience and current expectations in the calculation of the Company's future policy benefits. Historically, cash flow assumptions were locked in at policy issuance and remained in place for the life of the business—even when material variances emerged between assumptions and actual experience—except in the case of a premium deficiency. Under the new guidance, net premiums are capped at 100 percent of gross premiums at the cohort level. Adoption of this standard also requires changes in the future treatment of the Company's Deferred Acquisition Cost ("DAC") asset.

Historically, the interest rate used to calculate the Company's future policy benefits was set at policy issuance and remained in effect for the life of the policy. The Company used an expected investment portfolio rate of return based on a conservative experience assumption. The new guidance seeks to improve reporting on the financial impact associated with interest rate sensitivity. To accomplish this, future policy benefits are calculated using a discount rate based on an upper-medium-grade (A-rated) fixed income instrument.

The initial future policy benefit for each cohort is calculated using the original discount rate and then remeasured using the current discount rate curve. The original rate is used to determine interest accretion on the liability—which is included in net earnings—as well as to calculate the net premiums in both scenarios. The impact of remeasurement, from the original locked-in discount rate to the current rate, is reported as a component of the Company's AOCI. This original discount rate is locked in at the cohort's inception or at the Transition Date and will continue to be used in determining the impact on future net earnings associated with that contract.

DAC is used by insurance companies to defer costs related to acquiring insurance policies. Under the new guidance, amortization methods are simplified, and DAC for all insurance contracts will be subject to constant-level basis amortization over the lifetime of the policy. Historically, traditional life contracts were amortized in proportion to premiums over the expected premium-paying period. Additionally, shadow DAC is no longer reported.

The requirements of the new guidance did not impact capital and surplus or net income under statutory accounting practices, cash flows on the Company's policies, or the underlying economics of the Company's business.

1)   Significant Accounting Policies (Continued)

The following table presents a summary of the January 1, 2024 transition date impact by providing a roll forward of the ending reported balances as of December 31, 2023, to the opening balances as of January 1, 2024 for the impacted consolidated balance sheet line items.

	Receivable from Reinsurers	Deferred Policy Acquistion Costs	Value of Business Acquired	Future Policy Benefits and Unpaid Claims	Unearned Premium Reserve	Income Taxes	Accumulated Other Comprehensive Income (loss)	Retained Earnings
Balance as reported, December 31, 2023	$14,857,059	$116,351,067	$8,467,613	$916,038,616	$2,543,822	$13,752,981	$ (6,885,558)	$206,978,373
Effect of discount rate remeasurement of future policy benefits	-	-	-	(6,775,997)	-	1,422,959	5,353,038	-
Removal of related amounts in accumulated other comprehensive income (loss)	-	3,531	(330,494)	-	1,310	(68,937)	(259,336)	-
Other balance sheet reclassifications and adjustments	(164,530)	-	296	10,632	-	(36,722)	-	(138,144)
Balance as adjusted, January 1, 2024	$14,692,529	$116,354,598	$8,137,415	$909,273,251	$2,545,132	$15,070,281	$ (1,791,856)	$206,840,229

The transition date impacts associated with the adoption of ASU No. 2018-12 were applied as follows:

Future Policy Benefits ("FPB") (See Note 12)

- Contracts in-force as of the transition date were grouped into cohorts; a revised NPR was calculated for each cohort using the existing transition date balance, best estimate cash flow assumptions without a provision for adverse deviation, and the historical discount rates used for the contracts within the cohort prior to the adoption of ASU No. 2018-12 (the "locked-in" discount rate). For any cohorts where the net premiums exceeded gross premiums (NPR exceeded 100%), the FPB was increased by $10,214 for the excess of net premiums over gross premiums, with a corresponding adjustment recorded to opening retained earnings as of the transition date;
- The difference between the FPB calculated at the current upper-medium grade discount rate and the FPB calculated at the locked-in discount rate was recorded as an adjustment to opening accumulated other comprehensive income as of the transition date; and
- Corresponding adjustments were made to ceded reinsurance balances.

Limited-payment long-duration products transition follows a similar approach to traditional non-participating products, except that these product cohorts may have a deferred profit liability ("DPL") which is adjusted at the transition date. If an increase to FPB depleted the DPL, the remaining adjustment was recorded to opening retained earnings as of the transition date.

Deferred Acquisition Costs ("DAC") and Value of Business Acquired ("VOBA") (See Note 9)

The opening balances of these accounts were adjusted for the removal of the related amounts in accumulated other comprehensive income, as these balances are no longer amortized using expected future gross premiums, margins, profits or earned premiums.

1)   <u>Significant Accounting Policies</u> (Continued)

The following tables present amounts as previously reported in 2024, the effect upon those amounts from the adoption of the new guidance under ASU No. 2018-12, and the resulting adjusted amounts that are reflected in the consolidated financial statements included herein. The following tables only include those line items impacted by the adoption of the new guidance.

Consolidated Balance Sheets:

	December 31, 2024		
	As Previously Reported	Effect of Change	As Currently Reported
Assets:			
Receivable from reinsurers	$ 13,831,093	$ (14,430)	$ 13,816,663
Deferred policy and pre-need contract acquisition costs	122,661,298	4,558,609	127,219,907
Value of business acquired	7,491,600	110,921	7,602,521
Total Assets	1,489,807,214	4,655,100	1,494,462,314
Liabilities:			
Future policy benefits and unpaid claims	802,004,527	(49,923,869)	752,080,658
Unearned premium reserve	2,011,679	1,566	2,013,245
Income taxes	13,079,257	11,461,255	24,540,512
Total liabilities	1,151,024,935	(38,461,048)	1,112,563,887
Stockholders' Equity:			
Accumulated other comprehensive income (loss), net of taxes	(6,951,266)	40,670,895	33,719,629
Retained earnings	225,359,186	2,445,253	227,804,439
Total stockholders' equity	338,782,279	43,116,148	381,898,427
Total liabilities and stockholders' equity	$ 1,489,807,214	$ 4,655,100	$ 1,494,462,314

Consolidated Statements of Earnings:

	Year Ended December 31, 2024		
	As Previously Reported	Effect of Change	As Currently Reported
Benefits and expenses:			
Policyholder benefits and claims	$ 98,955,459	$ 1,657,632	$ 100,613,091
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	15,940,371	(4,927,755)	11,012,616
Total benefits and expenses	300,418,898	(3,270,123)	297,148,775
Earnings before income taxes	34,103,770	3,270,123	37,373,893
Income tax expense	(7,568,002)	(686,726)	(8,254,728)
Net earnings	$ 26,535,768	$ 2,583,397	$ 29,119,165
Net earnings per Class A equivalent common share (1)	$ 1.08	$ 0.11	$ 1.19
Net earnings per Class A equivalent common share - assuming dilution (1)	$ 1.05	$ 0.11	$ 1.16

(1) Adjusted retroactively for the effect of annual stock dividends

1)   Significant Accounting Policies (Continued)

Consolidated Statements of Comprehensive Income:

| | Year Ended December 31, 2024 | | |
	As Previously Reported	Effect of Change	As Currently Reported
Net earnings	$ 26,535,768	$ 2,583,397	$ 29,119,165
Other comprehensive income:			
Unrealized gains (losses) on fixed maturity securities available for sale	(79,228)	68,186	(11,042)
Interest rate remeasurement of future policy benefits	-	44,966,236	44,966,236
Other comprehensive income (loss), before income tax	(79,790)	45,034,422	44,954,632
Income tax benefit (expense)	14,082	(9,457,229)	(9,443,147)
Other comprehensive income (loss), net of income tax	(65,708)	35,577,193	35,511,485
Comprehensive income (loss)	$ 26,470,060	$ 38,160,590	$ 64,630,650

Consolidated Statement of Stockholders' Equity:

| | Year Ended December 31, 2024 | | |
	As Previously Reported	Effect of Change	As Currently Reported
Accumulated other comprehensive income (loss)	$ (6,951,266)	$ 40,670,895	$ 33,719,629
Retained earnings	225,359,186	2,445,253	227,804,439
Total stockholders' equity	$ 338,782,279	$ 43,116,148	$ 381,898,427

Consolidated Statement of Cash Flows:

| | Year Ended December 31, 2024 | | |
	As Previously Reported	Effect of Change	As Currently Reported
Cash flows from operating activities:			
Net earnings	$ 26,535,768	$ 2,583,397	$ 29,119,165
Provision for deferred income taxes	311,971	686,726	998,697
Policy and pre-need acquisition costs amortized	15,032,413	(4,554,691)	10,477,722
Value of business acquired amortized	907,958	(373,064)	534,894
Future policy benefits and unpaid claims	$ 30,522,998	$ 1,657,632	$ 32,180,630

ASU No. 2023-09: "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" — Issued in December 2023, ASU 2023-09 requires that public business entities, on an annual basis: (i) disclose specific categories in the rate reconciliation and (ii) provide additional information for reconciling items that meet a quantitative threshold. In addition, the amendments in this update require that all entities disclose on an annual basis the following information about income taxes paid: (i) the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes and (ii) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The Company adopted ASU 2023-09 retrospectively for the annual period beginning January 1, 2025. The adoption of this standard did not affect the Company's financial position or results of operations. Refer to Note 16 for the disclosures regarding income taxes.

1)   Significant Accounting Policies (Continued)

Accounting Standards Issued But Not Yet Adopted

ASU No. 2024-03: "Income Statement-Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" — Issued in November 2024, ASU 2024-03 requires public business entities to disclose, in the notes to the consolidated financial statements, specified information about certain expenses at each interim and annual reporting period. ASU 2024-03 requires disclosures about specific types of expenses (i.e., (a) purchases of inventory, (b) employee compensation, (c) depreciation and (d) intangible asset amortization) included in the expense captions presented on the face of the statement of earnings as well as disclosures about selling expenses. ASU 2024-03 does not change the requirements for the presentation of expenses on the statement of earnings. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Accordingly, the Company will adopt the standard commencing with its annual reporting period ending December 31, 2027. The Company is in the process of estimating the potential impact of this new standard on the consolidated financial statements.

ASU No. 2025-11: "Interim Reporting (Topic 270): Narrow-Scope Improvements" — Issued in December 2025, ASU 2025-11 clarifies the form, content, and disclosure requirements for interim financial statements and the application of Topic 270. The update differentiates requirements by entity type: SEC registrants must continue to follow SEC rules for condensed financial statements; non-SEC registrants may present either full or condensed statements, using either the ASU's guidance or SEC-style condensed guidance; and not-for-profit entities follow the non-SEC model with additional presentation considerations specific to NFP reporting. The ASU also compiles a comprehensive list of required interim disclosures for condensed statements from across the Codification, supported by conforming edits, to improve usability (while not replacing underlying guidance). In addition, the ASU reinforces a disclosure principle requiring entities to provide interim disclosures for significant events or transactions that have had a material effect since the most recent year-end, such as changes in accounting principles, key estimates, financing arrangements, long-term contracts, or the reporting entity. The amendments are effective for public business entities for interim periods within annual periods beginning after December 15, 2027, with early adoption permitted. The guidance may be applied prospectively or retrospectively. The Company is in the process of estimating the potential impact of this new standard on the consolidated financial statements.

The Company has reviewed other recent accounting pronouncements and has determined that they will not significantly impact the Company's results of operations or financial position.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

2)   Investments

The Company's investments as of December 31, 2025, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Allowance for Credit Losses	Estimated Fair Value
December 31, 2025:					
Fixed maturity securities, available for sale, at estimated fair value:					
U.S. Treasury securities and obligations of U.S. Government agencies	$ 75,713,307	$ 982,769	$ (89,550)	$ -	$ 76,606,526
Obligations of states and political subdivisions	3,396,999	11,662	(172,184)	-	3,236,477
Corporate securities including public utilities	277,708,638	7,029,453	(3,387,651)	(425,401)	280,925,039
Mortgage-backed securities	24,832,349	161,348	(3,553,214)	(154,049)	21,286,434
Redeemable preferred stock	750,000	10,942	(37,500)	-	723,442
Total fixed maturity securities available for sale	$ 382,401,293	$ 8,196,174	$ (7,240,099)	$ (579,450)	$ 382,777,918
Equity securities at estimated fair value:					
Common stock:					
Industrial, miscellaneous and all other	$ 12,206,559	$ 6,176,440	$ (332,937)		$ 18,050,062
Total equity securities at estimated fair value	$ 12,206,559	$ 6,176,440	$ (332,937)		$ 18,050,062

Mortgage loans held for investment at amortized cost:
Residential	$ 90,644,590
Residential construction	157,398,705
Commercial	79,231,786
Less: Unamortized deferred loan fees, net	(1,995,795)
Less: Allowance for credit losses	(2,588,918)
Less: Net discounts	(254,983)
Total mortgage loans held for investment	$ 322,435,385

Real estate held for investment - net of accumulated depreciation:
Residential	$ 93,638,938
Commercial	121,258,192
Total real estate held for investment	$ 214,897,130

Real estate held for sale:
Residential	$ 6,272,474
Commercial	151,553
Total real estate held for sale	$ 6,424,027

Other investments and policy loans at amortized cost:		
Policy loans	$	14,467,357
Insurance assignments		46,183,999
Federal Home Loan Bank stock (2)		646,500
Other investments		25,601,905
Less: Allowance for credit losses for insurance assignments		(1,676,468)
Total policy loans and other investments	$	85,223,293
Accrued investment income	$	9,054,645
Total investments	$	1,038,862,460

(1) Gross unrealized losses are net of allowance for credit losses
(2) Includes $581,600 of Membership stock and $64,900 of Activity stock due to short-term advances and letters of credit.

2)   Investments (Continued)

The Company's investments as of December 31, 2024, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses (1)	Allowance for Credit Losses	Estimated Fair Value
December 31, 2024:					
Fixed maturity securities, available for sale, at estimated fair value:					
U.S. Treasury securities and obligations of U.S. Government agencies	$ 74,680,606	$ 327,618	$ (486,976)	$ -	$ 74,521,248
Obligations of states and political subdivisions	6,416,751	1,762	(290,448)	-	6,128,065
Corporate securities including public utilities	262,954,278	2,444,842	(6,922,871)	(408,944)	258,067,305
Mortgage-backed securities	31,710,436	125,764	(4,244,640)	(12,049)	27,579,511
Redeemable preferred stock	250,000	-	-	-	250,000
Total fixed maturity securities available for sale	$ 376,012,071	$ 2,899,986	$ (11,944,935)	$ (420,993)	$ 366,546,129
Equity securities at estimated fair value:					
Common stock:					
Industrial, miscellaneous and all other	$ 11,386,454	$ 4,976,567	$ (591,340)		$ 15,771,681
Total equity securities at estimated fair value	$ 11,386,454	$ 4,976,567	$ (591,340)		$ 15,771,681

Mortgage loans held for investment at amortized cost:	
Residential	$ 92,061,787
Residential construction	151,172,733
Commercial	62,753,085
Less: Unamortized deferred loan fees, net	(2,082,241)
Less: Allowance for credit losses	(1,885,390)
Less: Net discounts	(272,616)
Total mortgage loans held for investment	$ 301,747,358

Real estate held for investment - net of accumulated depreciation:	
Residential	$ 71,618,410
Commercial	126,074,928
Total real estate held for investment	$ 197,693,338

Real estate held for sale:	
Residential	$ 1,126,480
Commercial	151,553
Total real estate held for sale	$ 1,278,033

Other investments and policy loans at amortized cost:		
Policy loans	$	14,019,248
Insurance assignments		48,493,858
Federal Home Loan Bank stock (2)		2,404,900
Other investments		11,473,961
Less: Allowance for credit losses for insurance assignments		(1,536,926)
Total policy loans and other investments	$	74,855,041
Accrued investment income	$	8,499,168
Total investments	$	966,390,748

(1) Gross unrealized losses are net of allowance for credit losses
(2) Includes $553,900 of Membership stock and $1,851,000 of Activity stock due to short-term advances and letters of credit.

2)   Investments (Continued)

There were no investments in fixed maturity or equity securities, aggregated by issuer, of more than 10% of shareholders' equity (before net unrealized gains and losses on equity securities and fixed maturity securities) as of December 31, 2025, other than investments issued or guaranteed by the United States Government.

Fixed Maturity Securities

The table below summarizes unrealized losses on fixed maturities securities available for sale that were carried at estimated fair value as of December 31, 2025, and 2024. The fair values of fixed maturity securities that are actively traded are based on quoted market prices. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market value applicable to the coupon rate, credit, and maturity of the investments. The tables set forth unrealized losses by duration with the fair value of the related fixed maturity securities.

	Unrealized Losses for Less than Twelve Months	Fair Value	Unrealized Losses for More than Twelve Months	Fair Value	Total Unrealized Loss	Fair Value
At December 31, 2025						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 2,591	$ 2,047,280	$ 86,959	$ 11,033,603	$ 89,550	$ 13,080,883
Obligations of states and political subdivisions	4,884	195,116	167,300	2,095,220	172,184	2,290,336
Corporate securities including public utilities	638,436	30,085,561	2,749,214	42,688,720	3,387,650	72,774,281
Mortgage-backed securities	4,353	192,242	3,548,862	17,504,265	3,553,215	17,696,507
Redeemable preferred stock	37,500	212,500	-	-	37,500	212,500
Totals	$ 687,764	$32,732,699	$ 6,552,335	$ 73,321,808	$ 7,240,099	$106,054,507
At December 31, 2024						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 8,737	$ 986,365	$ 478,239	$ 22,110,495	$ 486,976	$ 23,096,860
Obligations of states and political subdivisions	15,003	2,167,918	275,445	3,008,385	290,448	5,176,303
Corporate securities including public utilities	1,888,022	93,562,219	5,034,849	77,975,776	6,922,871	171,537,995
Mortgage-backed securities	32,150	2,915,192	4,212,490	19,041,442	4,244,640	21,956,634
Totals	$1,943,912	$99,631,694	$10,001,023	$122,136,098	$11,944,935	$221,767,792

Relevant holdings were comprised of 338 securities with fair values aggregating 93.6% of the aggregated amortized cost as of December 31, 2025 compared to 706 securities with fair values aggregating 94.9% of the aggregated amortized cost as of December 31, 2024. A credit loss provision of $342,957 and $106,444 have been recognized for 2025, and 2024, respectively. Credit losses are included in gains (losses) on investments and other assets on the consolidated statements of earnings. Other unrealized losses for which no credit loss was recognized are primarily the result of increases in interest rates.

2)   Investments (Continued)

Evaluation of Allowance for Credit Losses

The Company evaluates its fixed maturity securities classified as available for sale on a quarterly basis to identify any potential credit losses. This evaluation includes a review of current ratings by the National Association of Insurance Commissions ("NAIC") and other industry rating agencies. Securities with a NAIC rating of 1 or 2 are considered investment grade and are only reviewed for credit loss if current market data or recent company news could lead to a credit downgrade. Securities with NAIC ratings of 3 to 5 are considered non-investment grade and are evaluated for credit loss. The evaluation involves assessing all facts and circumstances surrounding each security including, but not limited to, historical values, interest payment history, projected earnings, and revenue growth rates as well as a review of the reason for a downgrade in the NAIC rating. Based on the analysis of a security that is rated 3 to 5, a determination is made whether the security will likely make payments in accordance with the terms of the financial instrument. Securities with a rating of 6 are automatically determined to be impaired, and a credit loss is recognized in earnings.

Where the decline in fair value of fixed maturity securities is attributable to changes in market interest rates or to factors such as market volatility, liquidity and spread widening, and the Company anticipates recovery of all contractual or expected cash flows, the Company does not consider these securities to have credit loss because the Company does not intend to sell these securities and it is not more likely than not the Company will be required to sell these securities before a recovery of amortized cost, which may be at maturity.

If the Company intends to sell a fixed maturity security or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis, a credit loss has occurred and the difference between the amortized cost and the fair value that relates to the expected credit loss is recognized as a loss in earnings, included in gains (losses) on investments and other assets on the consolidated statements of earnings.

If the Company does not intend to sell a fixed maturity security and it is less likely than not that the Company will be required to sell the security but the Company also does not expect to recover the entire amortized cost basis of the security, a credit loss is recognized in earnings for the amount of the expected credit loss with a corresponding allowance for credit losses as a contra-asset account. The credit loss is included in gains (losses) on investments and other assets on the consolidated statements of earnings. The recognized credit loss is limited to the total unrealized loss on the security due to a change in credit.

Amounts due on available for sale fixed maturities that are deemed to be uncollectible are written off and removed from the allowance for credit loss. A write-off may also occur if the Company intends to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of its amortized cost.

The Company does not calculate a credit loss allowance on accrued interest income, included in accrued investment income on the consolidated balance sheets, as the Company writes off any accrued interest income to net investment income if the accrued but unpaid amount exceeds 90 days.

2)   Investments (Continued)

Credit Quality Indicators

Based on the NAIC securities designations, the Company had 98.5% and 97.7% of its fixed maturity securities rated investment grade as of December 31, 2025, and 2024, respectively. The following table summarizes the credit quality, by NAIC designation, of the Company's fixed maturity securities available for sale, excluding redeemable preferred stock.

NAIC Designation	December 31, 2025		December 31, 2024	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
1	$ 198,055,737	$ 197,788,945	$ 188,386,980	$ 183,460,027
2	177,242,472	178,441,019	178,060,265	174,405,442
3	6,145,460	5,616,342	7,961,422	7,342,220
4	155,717	160,830	649,592	600,459
5	-	-	702,643	487,981
6	51,907	47,340	1,169	-
Total	$ 381,651,293	$ 382,054,476	$ 375,762,071	$ 366,296,129

The following tables present a roll forward of the Company's allowance for credit losses on fixed maturity securities available for sale:

	Year Ended December 31, 2025				
	U.S. Treasury securities and obligations of U.S. Government agencies	Obligations of states and political subdivisions	Corporate securities including public utilities	Mortgage-backed securities	Total
Beginning balance - December 31, 2024	$ -	$ -	$ 408,944	$ 12,049	$ 420,993
Additions for credit losses not previously recorded	-	-	143,000	-	143,000
Change in allowance on securities with previous allowance	-	-	57,957	142,000	199,957
Reductions for securities sold during the period	-	-	(184,500)	-	(184,500)
Reductions for securities with credit losses due to intent to sell	-	-	-	-	-
Write-offs charged against the allowance	-	-	-	-	-
Recoveries of amounts previously written off	-	-	-	-	-
Ending Balance - December 31, 2025	$ -	$ -	$ 425,401	$ 154,049	$ 579,450

2)   Investments (Continued)

	U.S. Treasury securities and obligations of U.S. Government agencies	Obligations of states and political subdivisions	Corporate securities including public utilities	Mortgage-backed securities	Total
			Year Ended December 31, 2024		
Beginning balance - December 31, 2023	$ -	$ -	$ 308,500	$ 6,049	$ 314,549
Additions for credit losses not previously recorded	-	-	55,000	-	55,000
Change in allowance on securities with previous allowance	-	-	60,000	6,000	66,000
Reductions for securities sold during the period	-	-	-	-	-
Reductions for securities with credit losses due to intent to sell	-	-	-	-	-
Write-offs charged against the allowance	-	-	-	-	-
Recoveries of amounts previously written off	-	-	(14,556)	-	(14,556)
Ending Balance - December 31, 2024	$ -	$ -	$ 408,944	$ 12,049	$ 420,993

The following table presents the amortized cost and estimated fair value of fixed maturity securities available for sale at December 31, 2025, by contractual maturity. Expected maturities may differ from contractual maturities because certain securities afford the issuer the right to call or prepay its obligations.

	Amortized Cost	Estimated Fair Value
Due in 1 year	$ 40,822,516	$ 40,759,962
Due in 2-5 years	122,737,580	124,221,407
Due in 5-10 years	129,282,637	132,560,322
Due in more than 10 years	63,976,211	63,226,351
Mortgage-backed securities	24,832,349	21,286,434
Redeemable preferred stock	750,000	723,442
Total	$ 382,401,293	$ 382,777,918

Information regarding sales of fixed maturity securities available for sale is presented as follows.

	Years Ended December 31,	
	2025	2024
Proceeds from sales	$ 4,890,824	$ 2,629,493
Gross realized gains	74,322	233
Gross realized losses	(15,393)	(1,407)

2)   <u>Investments</u> (Continued)

Assets on Deposit, Held in Trust, and Pledged as Collateral

Assets on deposit with life insurance regulatory authorities as required by law were as follows:

	Years Ended December 31,	
	2025	2024
Fixed maturity securities available for sale at estimated fair value	$ 7,744,141	$ 6,126,589
Other investments	-	400,000
Cash and cash equivalents	1,543,842	1,444,654
Total assets on deposit	$ 9,287,983	$ 7,971,243

Assets held in trust related to third-party reinsurance agreements were as follows:

	Years Ended December 31,	
	2025	2024
Fixed maturity securities available for sale at estimated fair value	$ 23,915,884	$ 25,309,270
Cash and cash equivalents	2,136,642	4,417,683
Total assets on deposit	$ 26,052,526	$ 29,726,953

The Company, through two of its life insurance subsidiaries, is a member of the Federal Home Loan Banks of Des Moines and Dallas ("FHLBs"). Assets pledged as collateral with the FHLBs are presented below. These pledged securities are used as collateral for any FHLBs cash advances. As of December 31, 2025, the Company owed nil to the FHLBs for advances. The Company received $69,000,000 in advances and repaid $69,000,000 of these advances during the year ended December 31, 2025. See Note 14 of the Notes to the Consolidated Financial Statements for more information about the FHLB.

	Years Ended December 31,	
	2025	2024
Fixed maturity securities available for sale at estimated fair value	$ 64,066,256	$ 63,800,454

Real Estate Held for Investment and Held for Sale

The Company strategically deploys resources into real estate assets to match the income and yield durations of its primary obligations. The sources for these real estate assets come through its various business segments in the form of acquisition, development, and mortgage foreclosures. The Company reports real estate held for investment and held for sale pursuant to the accounting policy discussed in Note 1 of the Notes to Consolidated Financial Statements.

<u>Commercial Real Estate Held for Investment and Held for Sale</u>

The Company owns, invests in and manages commercial real estate as a means of both generating investment income and providing workspace for its employees. This asset class is acquired in accordance with the Company's goals and objectives for risk-adjusted returns. Due diligence is conducted on each asset using internal and third-party resources. The geographic locations and asset sub-classes of investments are determined by senior management under the direction of the Company's Board of Directors.

2)   Investments (Continued)

The Company employs full-time employees to manage the day-to-day operations of its commercial real estate within the greater Salt Lake area and close surrounding markets. The Company utilizes third party property managers where the geographic location does not warrant full-time staff or through strategic lease-up periods. The Company generally acquires commercial real estate in connection with company acquisitions or that are in regions expected to have high growth in employment and population and that provide operational efficiencies.

The Company currently owns and operates six commercial properties in three states. These properties include office buildings, flex office space, and the redevelopment and expansion of its corporate campus ("Center53") in Salt Lake City, Utah. The Company uses bank debt in strategic cases, primarily where it is anticipated to improve yields, or facilitate the acquisition of higher quality assets or asset class diversification.

The aggregate net book value of commercial real estate serving as collateral for bank loans was $114,683,175 and $119,889,846 as of December 31, 2025, and 2024, respectively. The associated bank loan carrying values totaled $94,120,446 and $96,007,488 as of December 31, 2025, and 2024, respectively.

During 2025 and 2024, the Company did not record any impairment losses on commercial real estate held for investment or held for sale. Impairment losses, if any, are included in gains (losses) on investments and other assets on the consolidated statements of earnings.

During 2025 and 2024, the Company recorded depreciation expense on commercial real estate held for investment of $5,719,909 and $5,778,214, respectively. Commercial real estate held for investment is stated at cost and is depreciated over the estimated useful life, primarily using the straight-line method. Depreciation is included in net investment income on the consolidated statements of earnings.

The Company's commercial real estate held for investment is summarized as follows:

	Net Book Value December 31,		Total Square Footage December 31,	
	2025	2024	2025	2024
Utah (1)	$121,240,268	$126,056,342	546,941	546,941
Louisiana	17,924	18,586	1,622	1,622
	$121,258,192	$126,074,928	548,563	548,563

(1) Includes Center53

2)   Investments (Continued)

Operating leases arise from the leasing of the Company's commercial real estate held for investment. Initial lease terms generally range from three to ten years.

The following is a maturity analysis of the annual undiscounted cash flows of the operating lease payments expected to be received.

2026	$ 9,398,423
2027	9,284,915
2028	9,225,616
2029	8,561,476
2030	7,419,415
Thereafter	33,296,253
Total	$77,186,098

The Company's commercial real estate held for sale is summarized as follows:

	Net Book Value December 31,	
	2025	2024
Mississippi (1)	$ 151,553	$ 151,553
	$ 151,553	$ 151,553

(1) Consists of approximately 93 acres of undeveloped land.

Real Estate Owned and Occupied by the Company

The primary business units of the Company occupy a portion of the commercial real estate owned by the Company. As of December 31, 2025, real estate owned and occupied by the Company is summarized as follows:

Location	Business Segment	Approximate Square Footage	Square Footage Occupied by the Company
433 Ascension Way, Floors 4, 5 and 6, Salt Lake City, UT - Center53 Building 2 (1)	Corporate Offices, Life Insurance, Cemetery/Mortuary Operations, and Mortgage Operations and Sales	216,865	50%
1818 Marshall Street, Shreveport, LA (2) (3)	Life Insurance Operations	12,274	100%

(1) Included in real estate held for investment on the consolidated balance sheets
(2) Included in property and equipment on the consolidated balance sheets
(3) Listed for sale

2)   Investments (Continued)

Residential Real Estate Held for Investment and Held for Sale

The Company occasionally acquires residential homes through the mortgage loan foreclosure process. The Company has the option to sell these properties or to continue to hold them for expected cash flow and price appreciation. The Company also looks for opportunities to acquire land that can be developed into single family lots. Once developed, finished lots are sold to builder partners and others.

During 2025 and 2024, the Company did not record any impairment losses on residential real estate held for investment or held for sale. Impairment losses, if any, are included in gains (losses) on investments and other assets on the consolidated statements of earnings.

During 2025 and 2024, the Company recorded depreciation expense on residential real estate held for investment of $10,871 and $10,611, respectively. Residential real estate held for investment is stated at cost and is depreciated over the estimated useful life, primarily using the straight-line method. Depreciation is included in net investment income on the consolidated statements of earnings.

The Company's residential real estate held for investment is summarized as follows:

| | Net Book Value December 31, | |
	2025	2024
Utah (1)	$ 93,638,938	$ 71,618,410
	$ 93,638,938	$ 71,618,410

(1) Includes multiple residential subdivision development projects, refer to the following table.

The following table presents additional information regarding the Company's residential subdivision development in Utah.

| | December 31, | |
	2025	2024
Lots available for sale	492	231
Lots to be developed	761	1,046
Ending Balance	$ 93,474,755	$ 71,443,356

2)   Investments (Continued)

The Company's residential real estate held for sale is summarized as follows:

	Net Book Value December 31,	
	2025	2024
Utah	$ 5,456,806	$ 849,900
Colorado	140,000	-
Florida	146,651	276,580
Georgia	380,000	-
Nevada	149,017	-
	$ 6,272,474	$ 1,126,480

The net book value of foreclosed residential real estate included in residential real estate held for investment or sale was $1,270,669 and $1,126,480 as of December 31, 2025, and 2024, respectively.

Mortgage Loans Held for Investment

The Company reports mortgage loans held for investment pursuant to the accounting policy discussed in Note 1 of the Notes to Consolidated Financial Statements.

Mortgage loans held for investment consist of first and second mortgages and are generally classified into three distinct groups: Commercial, Residential, and Residential Construction. These mortgage loans bear interest at rates ranging from 2.0% to 10.5%; maturity dates range from nine months to 30 years and the loans are secured by real estate have amortization periods of 0 to 30 years.

Concentrations of credit risk arise when several mortgage loan debtors have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. Although the Company has a diversified mortgage loan portfolio consisting of residential mortgages, commercial loans and residential construction loans and requires collateral on all real estate exposures, a substantial portion of the relevant debtors' ability to honor obligations is dependent upon the economic stability of the geographic region in which the debtors do business or are employed. As of December 31, 2025, the Company had 57%, 7%, 7%, 7%, and 6% of its mortgage loans from borrowers located in the states of Utah, Florida, California, Texas, and Arizona, respectively. As of December 31, 2024, the Company had 56%, 8%, 9%, and 6% of its mortgage loans from borrowers located in the states of Utah, Florida, Arizona, and Texas, respectively.

Evaluation of Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the Company's mortgage loans held for investment to present the net amount expected to be collected. The Company reports in net earnings, as a credit loss expense, the amount necessary to adjust the allowance for credit losses for the Company's current estimate of expected credit losses on mortgage loans held for investment. This credit loss expense is included in other expenses on the consolidated statements of earnings.

Once a mortgage loan is past due 90 days, it is the policy of the Company to end the accrual of interest income on the loan and reverse any interest income that had been accrued. Given this policy, the Company does not measure a credit loss allowance on accrued interest receivable. Accrued interest receivable is included in accrued investment income on the consolidated balance sheets. Payments received for mortgage loans on a non-accrual status are recognized when received. The interest income recognized from payments received for mortgage loans on a non-accrual status was immaterial. Accrual of interest resumes if a mortgage loan is brought current. Interest not accrued on these loans totaled approximately $1,042,325 and $244,000 as of December 31, 2025, and 2024, respectively.

2)   <u>Investments</u> (Continued)

The Company measures expected credit losses based on the fair value of the collateral when the Company determines that foreclosure is probable. When a mortgage loan becomes delinquent, the Company proceeds to foreclose. Once foreclosed, the property is classified as real estate held for investment or held for sale.

To determine the allowance for credit losses, the Company has segmented its mortgage loans held for investment by loan type. The Company's loan types are commercial, residential, and residential construction. The inherent risks within the portfolio vary depending upon the loan type as follows:

<u>Commercial</u> - Underwritten in accordance with the Company's policies to determine the borrower's ability to repay the obligation as agreed. Commercial loans are made primarily based on the underlying collateral supporting the loan. Accordingly, the repayment of a commercial loan depends primarily on the collateral and its ability to generate income and secondarily on the borrower's (or guarantor's) ability to repay.

Commercial loans are evaluated for credit loss by analyzing common metrics that are predictors for future credit losses such as debt service coverage ratio ("DSCR"), loan to value ("LTV"), local market conditions, borrower quality, and underlying collateral. The fair value of the underlying collateral is based on a third-party appraisal of the property at origination of the loan. The fair value is assessed if the loan becomes 90 days delinquent. The Company uses these metrics to pool similar loans. The allowance for credit losses is based on estimates, historical experience, probability of loss, value of the underlying collateral, and other factors that affect the collectability of the loan. The Company applies a future loss factor to the outstanding balance of each group to arrive at the allowance for credit losses.

<u>Residential</u> — These loans are secured by first and second mortgages on single-family dwellings. The borrower's ability to repay is sensitive to life events and the general economic condition of the region. Where LTV exceeds 80%, the loan is generally guaranteed by private mortgage insurance, the FHA, or VA.

Residential loans are evaluated for credit loss by using relevant available information from both internal and external sources. Among other things, the Company uses its historical delinquency information and considers current and forecasted economic conditions. External sources include a monthly analysis of its residential portfolio by a third party. The third party uses the Company's current loan data and runs it through various models to project cash flows and provide a projected life of loan loss. The models consider loan features such as loan type, LTV, payment status, age, and current property values. Analyzing the information from various sources allows the Company to arrive at an allowance for credit losses.

<u>Residential construction (including land acquisition and development loans)</u> – These loans are underwritten in accordance with the Company's underwriting policies, which include a financial analysis of the builders, borrowers (guarantors), construction cost estimates, and independent appraisal valuations, and factor in estimates of the value of construction projects upon completion. Construction loans generally involve the disbursement of substantial funds over a short period of time with repayment substantially dependent upon the success of the completed project and the ability of the borrower to secure long-term financing.

Additionally, land acquisition and development loans are underwritten in accordance with the Company's underwriting policies, which include independent appraisal valuations as well as the estimated value associated with the land upon completion of development into finished lots. These loans are of a higher risk than other mortgage loans due to their ultimate repayment being sensitive to general economic conditions, availability of long-term or construction financing, and interest rate sensitivity.

2)   Investments (Continued)

The Company has commitments to fund existing construction and land development loans pursuant to the various loan agreements. As of December 31, 2025, the Company's commitments were approximately $201,220,000 for these loans, of which $158,908,000 had been funded. The Company advances funds in accordance with the loan agreements once the work has been completed, and an independent inspection is made. The maximum loan commitment ranges between 50% and 80% of the appraised value. The Company receives fees and interest for these loans and the interest rate is generally fixed at 5.25% to 8.50% per annum. Maturities range between six and eighteen months.

Residential construction mortgage loans are evaluated for credit loss by considering historical activity and current housing market trends to arrive at a per loan basis point allowance that is recognized at loan origination and subsequent draws. The per loan basis point is reviewed at least annually or as loan losses or market trends require.

The following table presents a roll forward of the allowance for credit losses as of the dates indicated:

	Commercial		Residential		Residential Construction		Total	
December 31, 2025								
Allowance for credit losses:								
Beginning balance - December 31, 2024	$	732,494	$	850,550	$	302,346	$	1,885,390
Change in provision for credit losses (1)		635,627		104,682		13,713		754,022
Charge-offs		-		(50,494)		-		(50,494)
Ending balance - December 31, 2025	$	1,368,121	$	904,738	$	316,059	$	2,588,918
December 31, 2024								
Allowance for credit losses:								
Beginning balance - December 31, 2023	$	1,219,653	$	2,390,894	$	208,106	$	3,818,653
Change in provision for credit losses (1)		(487,159)		(444,859)		94,240		(837,778)
Charge-offs		-		(1,095,485)		-		(1,095,485)
Ending balance - December 31, 2024	$	732,494	$	850,550	$	302,346	$	1,885,390

(1) Included in other expenses on the consolidated statements of earnings

2)   Investments (Continued)

The following table presents the aging of mortgage loans held for investment by loan type.

	Commercial	Residential	Residential Construction	Total
December 31, 2025				
30-59 days past due	$ 86,117	$ 7,302,658	$ -	$ 7,388,775
60-89 days past due	-	2,485,313	-	2,485,313
Over 90 days past due (1)	2,832,372	2,479,479	-	5,311,851
In process of foreclosure (1)	588,013	616,430	-	1,204,443
Total past due	3,506,502	12,883,880	-	16,390,382
Current	75,725,284	77,760,710	157,398,705	310,884,699
Total mortgage loans	79,231,786	90,644,590	157,398,705	327,275,081
Allowance for credit losses	(1,368,121)	(904,738)	(316,059)	(2,588,918)
Unamortized deferred loan fees, net	(374,372)	(1,283,049)	(338,374)	(1,995,795)
Unamortized discounts, net	(146,534)	(108,449)	-	(254,983)
Net mortgage loans held for investment	$ 77,342,759	$ 88,348,354	$ 156,744,272	$ 322,435,385
December 31, 2024				
30-59 days past due	$ 2,100,000	$ 5,818,334	$ -	$ 7,918,334
60-89 days past due	-	845,980	-	845,980
Over 90 days past due (1)	4,205,000	3,061,450	-	7,266,450
In process of foreclosure (1)	191,508	3,942,392	-	4,133,900
Total past due	6,496,508	13,668,156	-	20,164,664
Current	56,256,577	78,393,631	151,172,733	285,822,941
Total mortgage loans	62,753,085	92,061,787	151,172,733	305,987,605
Allowance for credit losses	(732,494)	(850,550)	(302,346)	(1,885,390)
Unamortized deferred loan fees, net	(115,555)	(1,307,539)	(659,147)	(2,082,241)
Unamortized discounts, net	(149,268)	(123,348)	-	(272,616)
Net mortgage loans held for investment	$ 61,755,768	$ 89,780,350	$ 150,211,240	$ 301,747,358

(1) Interest income is not recognized on loans which are more than 90 days past due or in foreclosure.

2)   <u>Investments</u> (Continued)

<u>Credit Quality Indicators</u>

The Company evaluates and monitors the credit quality of its commercial loans by analyzing LTV and DSCR. Monitoring a commercial mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment.

The aggregate unpaid principal balance of commercial mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2025:

Credit Quality Indicator	2025	2024	2023	2022	2021	Prior	Total	% of Total
LTV:								
Less than 65%	$34,518,653	$ 3,890,144	$15,600,000	$462,761	$ 810,696	$8,299,883	$63,582,137	80.25%
65% to 80%	3,525,554	10,432,942	1,000,776	293,872	-	-	15,253,144	19.25%
Greater than 80%	-	-	-	-	396,505	-	396,505	0.50%
Total	$38,044,207	$14,323,086	$16,600,776	$756,633	$1,207,201	$8,299,883	$79,231,786	100.00%
DSCR								
>1.20x	$ 7,519,000	$10,000,000	$ 7,500,000	$ -	$ -	$5,292,385	$30,311,385	38.26%
1.00x - 1.20x	28,300,207	4,323,086	9,100,776	756,633	1,207,201	3,007,498	46,695,401	58.94%
<1.00x	2,225,000	-	-	-	-	-	2,225,000	2.81%
Total	$38,044,207	$14,323,086	$16,600,776	$756,633	$1,207,201	$8,299,883	$79,231,786	100.00%

The aggregate unpaid principal balance of commercial mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2024:

Credit Quality Indicator	2024	2023	2022	2021	2020	Prior	Total	% of Total
LTV:								
Less than 65%	$ 7,653,600	$24,600,000	$2,352,150	$ 864,128	$ -	$8,867,779	$44,337,657	70.65%
65% to 80%	10,432,942	1,840,776	823,397	-	4,913,313	-	18,010,428	28.70%
Greater than 80%	-	-	-	405,000	-	-	405,000	0.65%
Total	$18,086,542	$26,440,776	$3,175,547	$1,269,128	$4,913,313	$8,867,779	$62,753,085	100.00%
DSCR								
>1.20x	$16,300,000	$20,990,000	$1,000,000	$ -	$4,913,313	$5,414,274	$48,617,587	77.47%
1.00x - 1.20x	432,942	5,450,776	2,175,547	1,269,128	-	3,453,505	12,781,898	20.37%
<1.00x	1,353,600	-	-	-	-	-	1,353,600	2.16%
Total	$18,086,542	$26,440,776	$3,175,547	$1,269,128	$4,913,313	$8,867,779	$62,753,085	100.00%

2)   <u>Investments</u> (Continued)

The Company evaluates and monitors the credit quality of its residential mortgage loans by analyzing LTV and loan performance. The Company defines non-performing mortgage loans as loans more than 90 days past due and on a non-accrual status. Monitoring a residential mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment.

The aggregate unpaid principal balance of residential mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2025:

Credit Quality Indicator	2025	2024	2023	2022	2021	Prior	Total	% of Total
Performance Indicators:								
Performing	$10,946,252	$11,711,336	$10,177,427	$39,714,697	$2,264,902	$12,734,067	$87,548,681	96.58%
Non-performing (1)	546,602	927,255	616,430	255,544	-	750,078	3,095,909	3.42%
Total	$11,492,854	$12,638,591	$10,793,857	$39,970,241	$2,264,902	$13,484,145	$90,644,590	100.00%

(1) Includes residential mortgage loans in the process of foreclosure of $616,430

LTV:								
Less than 65%	$ 4,382,324	$ 6,054,903	$ 4,118,599	$ 5,710,475	$ 968,377	$ 7,259,011	$28,493,689	31.43%
65% to 80%	6,673,602	6,428,826	6,380,363	32,514,676	1,296,525	5,688,715	58,982,707	65.07%
Greater than 80%	436,928	154,862	294,895	1,745,090	-	536,419	3,168,194	3.50%
Total	$11,492,854	$12,638,591	$10,793,857	$39,970,241	$2,264,902	$13,484,145	$90,644,590	100.00%

The aggregate unpaid principal balance of residential mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2024:

Credit Quality Indicator	2024	2023	2022	2021	2020	Prior	Total	% of Total
Performance Indicators:								
Performing	$14,861,098	$10,030,848	$42,634,670	$3,076,901	$5,513,462	$ 8,940,966	$85,057,945	92.39%
Non-performing (1)	-	3,442,992	1,451,039	291,359	311,116	1,507,336	7,003,842	7.61%
Total	$14,861,098	$13,473,840	$44,085,709	$3,368,260	$5,824,578	$10,448,302	$92,061,787	100.00%

(1) Includes residential mortgage loans in the process of foreclosure of $3,942,392

LTV:								
Less than 65%	$ 6,241,730	$ 4,931,376	$ 5,488,954	$1,790,036	$2,440,002	$ 5,273,672	$26,165,770	28.42%
65% to 80%	7,802,984	7,662,200	37,509,634	1,578,224	2,701,008	5,107,289	62,361,339	67.74%
Greater than 80%	816,384	880,264	1,087,121	-	683,568	67,341	3,534,678	3.84%
Total	$14,861,098	$13,473,840	$44,085,709	$3,368,260	$5,824,578	$10,448,302	$92,061,787	100.00%

2)   <u>Investments</u> (Continued)

The company evaluates and monitors the credit quality of its residential construction loans (including land acquisition and development loans) by analyzing LTV and loan performance. Monitoring a residential construction mortgage loan increases when the loan is delinquent or earlier if there is an indication of impairment.

The aggregate unpaid principal balance of residential construction mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2025:

Credit Quality Indicator	2025	2024	2023	2022	2021	Total	% of Total
Performance Indicators:							
Performing	$105,516,880	$42,129,717	$5,820,344	$ -	$3,931,764	$157,398,705	100.00%
Non-performing	-	-	-	-	-	-	0.00%
Total	$105,516,880	$42,129,717	$5,820,344	$ -	$3,931,764	$157,398,705	100.00%
LTV:							
Less than 65%	$ 24,286,540	$20,684,760	$5,820,344	$ -	$3,931,764	$ 54,723,408	34.77%
65% to 80%	78,223,502	21,444,957	-	-	-	99,668,459	63.32%
Greater than 80%	3,006,838	-	-	-	-	3,006,838	1.91%
Total	$105,516,880	$42,129,717	$5,820,344	$ -	$3,931,764	$157,398,705	100.00%

The aggregate unpaid principal balance of residential construction mortgage loans by credit quality indicator and origination year was as follows as of December 31, 2024:

Credit Quality Indicator	2024	2023	2022	2021	Total	% of Total
Performance Indicators:						
Performing	$118,863,944	$21,375,552	$ 972,468	$9,960,769	$151,172,733	100.00%
Non-performing	-	-	-	-	-	0.00%
Total	$118,863,944	$21,375,552	$ 972,468	$9,960,769	$151,172,733	100.00%
LTV:						
Less than 65%	$ 48,065,177	$21,375,552	$ 518,590	$9,960,769	$ 79,920,088	52.87%
65% to 80%	70,798,767	-	453,878	-	71,252,645	47.13%
Greater than 80%		-	-	-	-	0.00%
Total	$118,863,944	$21,375,552	$ 972,468	$9,960,769	$151,172,733	100.00%

<u>Principal Amounts Due</u>

The following table presents the amortized cost and contractual payments on mortgage loans held for investment by category as of December 31, 2025. Expected principal payments may differ from contractual obligations because certain borrowers may elect to pay off mortgage obligations with or without early payment penalties.

	Total	Principal Amounts Due in 1 Year	Principal Amounts Due in 2-5 Years	Principal Amounts Due Thereafter
Residential	$ 90,644,590	$ 1,587,321	$ 7,713,366	$ 81,343,903
Residential Construction	157,398,705	143,860,260	13,538,445	-
Commercial	79,231,786	39,473,791	36,802,660	2,955,335
Total	$ 327,275,081	$ 184,921,372	$ 58,054,471	$ 84,299,238

2)   <u>Investments</u> (Continued)

Insurance Assignments

The following table presents the aging of insurance assignments, included in other investments and policy loans on the consolidated balance sheets:

		Years Ended December 31,		
		2025		2024
30-59 days past due	$	8,444,866	$	8,785,184
60-89 days past due		3,344,793		4,046,731
Over 90 days past due		4,976,211		5,320,216
Total past due		16,765,870		18,152,131
Current		29,418,129		30,341,727
Total insurance assignments		46,183,999		48,493,858
Allowance for credit losses		(1,676,468)		(1,536,926)
Net insurance assignments	$	44,507,531	$	46,956,932

The Company records an allowance for credit losses when the insurance assignment is funded. Once an insurance assignment is 90 days past due or is in legal proceedings, it is monitored for write-off and collectability, and any adjustments to the allowance are recorded at that time.

The following table presents a roll forward of the allowance for credit losses for insurance assignments:

		Allowance
Beginning balance - December 31, 2024	$	1,536,926
Change in provision for credit losses (1)		1,058,661
Charge-offs		(919,119)
Ending balance - December 31, 2025	$	1,676,468
Beginning balance - December 31, 2023	$	1,553,836
Change in provision for credit losses (1)		1,033,277
Charge-offs		(1,050,187)
Ending balance - December 31, 2024	$	1,536,926

(1) Included in other expenses on the consolidated statements of earnings

2)   <u>Investments</u> (Continued)

Variable Interest Entities ("VIE")

The Company has a 50% ownership interest in three VIEs: HHH Real Estate LLC ("HHH"), SN Oquirrh LLC ("Oquirrh"), and SN Towns LLC ("Towns"). These entities hold and develop single family lots for residential construction. In accordance with the operating agreements for these entities, net profits or losses are allocated to the members in accordance with their ownership interests. The investments in HHH, Oquirrh and Towns are accounted for under the equity method of accounting. The carrying value of the equity investment in HHH was $10,530,515 and nil at December 31, 2025, and 2024, respectively, which is included in other investments and policy loans on the consolidated balance sheets. The carrying value of the equity investment in Oquirrh was $887,532 and $1,500,000 at December 31, 2025, and 2024, respectively, which is included in other investments and policy loans on the consolidated balance sheets. The carrying value of the equity investment in Towns was $2,656,616 and $4,063,537 at December 31, 2025, and 2024, respectively. $1,467,058 and $1,939,269 of which at December 31, 2025, and 2024, respectively, is included in restricted assets and $1,189,558 and $2,124,268 of which at December 31, 2025, and 2024, respectively, is included in cemetery perpetual care trust investments on the consolidated balance sheets.

The Company has determined that HHH, Oquirrh and Towns are VIEs for which the Company is not the primary beneficiary for the following reasons: (1) the at-risk equity holders, as a group, lack the characteristics of a controlling financial interest, (2) the General Manager directs the activities and legal operations that most significantly affect the entity's economic performance and (3) the Company does not have majority voting rights and no power to unilaterally direct the activities of the entity, and therefore, is not the primary beneficiary. The Company's exposure to loss because of its involvement with the equity method investees is limited to the carrying value of the Company's investments.

2)   Investments (Continued)

Investment Related Earnings

The following table presents the net realized gains and losses from sales, calls, and maturities, unrealized gains and losses on equity securities from investments and other assets.

	Years Ended December 31			
	2025		2024	
Fixed maturity securities available for sale:				
Gross realized gains	$	133,939	$	12,906
Gross realized losses		(48,588)		(63,024)
Net credit loss provision		(342,957)		(106,444)
Equity securities:				
Losses on securities sold		(873,965)		(42,680)
Unrealized gains on securities held at the end of the period		3,977,047		2,290,252
Mortgage loans held for investment:				
Gross realized gains		5,709		–
Gross realized losses		–		(1,161,363)
Real estate held for investment and sale:				
Gross realized gains		1,615,323		739,107
Gross realized losses		(12,099)		–
Other investments and assets:				
Gross realized gains		293,329		293,657
Gross realized losses		(111,361)		(20,513)
Total	$	4,636,377	$	1,941,898

The net realized gains and losses on the sale of securities are recorded on the trade date, and the cost of the securities sold is determined using the specific identification method.

Net realized gains and losses includes gains and losses from cemetery perpetual care trust investments and the restricted assets of the cemeteries and mortuaries and totaled $1,352,331 in net gains and $888,788 in net gains for 2025 and 2024, respectively.

2)   Investments (Continued)

Major categories of net investment income were as follows:

		Years Ended December 31		
		2025		2024
Fixed maturity securities available for sale	$	18,935,884	$	17,332,753
Equity securities		853,864		698,484
Mortgage loans held for investment		39,827,328		29,952,242
Real estate held for investment and sale		11,627,745		11,369,546
Policy loans		965,232		953,489
Insurance assignments		20,898,960		19,971,108
Other investments		995,349		806,032
Cash and cash equivalents		4,041,886		6,676,563
Gross investment income		98,146,248		87,760,217
Investment expenses		(18,807,736)		(16,034,968)
Net investment income	$	79,338,512	$	71,725,249

Net investment income includes income earned from cemetery perpetual care trust investments and the restricted assets of the cemeteries and mortuaries and totaled $953,785 and $2,009,719 for 2025, and 2024, respectively.

Net investment income on real estate consists primarily of rental revenue. Investment expenses consist primarily of depreciation, property taxes, operating expenses of real estate, and an estimated portion of administrative expenses relating to investment activities.

Accrued Investment Income

Accrued investment income consists of the following:

		Years Ended December 31,		
		2025		2024
Fixed maturity securities available for sale	$	4,089,819	$	3,795,581
Equity securities		13,169		11,049
Mortgage loans held for investment		1,032,964		1,049,489
Real estate held for investment		3,850,958		3,559,463
Other investments		30,916		–
Cash and cash equivalents		36,819		83,586
Total accrued investment income	$	9,054,645	$	8,499,168

3)   Loans Held for Sale

The Company's loans held for sale portfolio is valued using the fair value option. Changes in the fair value of the loans are included in mortgage fee income. Interest income is recorded based on the contractual terms of the loan and in accordance with the Company's policy on recognition of mortgage loan interest income and is included in mortgage fee income on the consolidated statement of earnings. See Note 21 of the Notes to Consolidated Financial Statements for additional disclosures regarding loans held for sale.

The following table presents the aggregate fair value and the aggregate unpaid principal balance of loans held for sale.

	December 31,			
	2025		2024	
Aggregate fair value	$	155,968,266	$	131,181,148
Unpaid principal balance		154,484,198		128,948,072
Unrealized gain		1,484,068		2,233,076

Mortgage Fee Income

Mortgage fee income consists of origination fees, processing fees, interest income, and other income related to the origination and sale of mortgage loans held for sale.

Major categories of mortgage fee income for loans held for sale are summarized as follows:

	Years Ended December 31			
	2025		2024	
Loan fees	$	24,765,098	$	26,343,919
Interest income		8,650,067		8,192,353
Secondary gains		75,816,772		70,354,845
Change in fair value of loan commitments		(833,073)		729,948
Change in fair value of loans held for sale		615,973		2,869,729
Provision for loan loss reserve		(805,518)		(932,154)
Mortgage fee income	$	108,209,319	$	107,558,640

3)   Loans Held for Sale (Continued)

Loan Loss Reserve

Repurchase demands ("demand(s)") from third party investors for mortgage loans previously held for sale and sold are reviewed, and relevant data is captured so that an estimated future loss can be calculated. The key factors that are used in the estimated future loss calculation are as follows: (i) lien position, (ii) payment status, (iii) claim type, (iv) unpaid principal balance, (v) interest rate, and (vi) validity of the demand. Other data is captured and is useful for management purposes; the actual estimated loss is generally based on these key factors. The Company conducts its own review upon the receipt of a demand. In many instances, the Company can resolve the issues relating to the demand by the third-party investor without having to make any payments to the investor.

The loan loss reserve, which is included in other liabilities and accrued expenses, is summarized as follows:

| | December 31, | |
	2025	2024
Beginning Balance	$ 696,626	$ 547,233
Provision for current loan originations (1)	805,518	932,154
Additional provision (2)	40,000	–
Charge-offs, net of recaptured amounts	(1,157,960)	(782,761)
Ending Balance	$ 384,184	$ 696,626

(1) Included in Mortgage fee income on the consolidated statements of earnings
(2) Included in other expenses

The Company maintains reserves for estimated losses on current production volumes. For 2025, $805,518 in reserves were added at a rate of 3.5 basis points per loan, the equivalent of $350 per $1,000,000 in loans originated. This is a decrease over 2024, when $932,154 in reserves were added at a rate of 4.1 basis points per loan originated, the equivalent of $410 per $1,000,000 in loans originated. The Company monitors market data and trends and economic conditions (including forecasts) and uses its own experience to determine adequate loss reserves on current production.

4)   Receivables

Receivables consist of the following:

	December 31,		
	2025		2024
Contracts with customers	$ 6,981,676	$	7,095,589
Receivables from sales agents	4,193,842		4,028,881
Insurance premiums due	1,275,664		1,294,070
Other	4,588,564		5,118,734
Total receivables	17,039,746		17,537,274
Allowance for credit losses	(1,428,672)		(1,678,531)
Net receivables	$ 15,611,074	$	15,858,743

The Company records an allowance for credit losses for its receivables in accordance with GAAP.

The following table presents a roll forward of the allowance for credit losses:

	Allowance
Beginning balance - December 31, 2024	$ 1,678,531
Change in provision for credit losses (1)	192,467
Charge-offs	(442,326)
Ending balance - December 31, 2025	$ 1,428,672
Beginning balance - December 31, 2023	$ 1,897,887
Change in provision for credit losses (1)	(140,277)
Charge-offs	(79,079)
Ending balance - December 31, 2024	$ 1,678,531

(1) Included in other expenses on the consolidated statements of earnings

4)   Receivables (Continued)

Contracts with Customers

The Company reports revenues from contracts with customers pursuant to ASC No. 606, Revenue from Contracts with Customers.

Information about Performance Obligations and Contract Balances

The Company's cemetery and mortuary segment sells a variety of goods and services to customers in both at-need and pre-need situations. Due to the timing of the fulfillment of the obligation, revenue is deferred until that obligation is fulfilled. The total contract liability for future obligations is included in deferred pre-need cemetery and mortuary contract revenues on the consolidated balance sheets and, as of December 31, 2025 and 2024, the balances were $22,991,603 and $20,168,405, respectively.

The Company's two types of future obligations are as follows:

Pre-need Merchandise and Service Revenue: All pre-need merchandise and service revenue are deferred, and the funds are placed in trust until the need arises; the merchandise is received, or the service is performed. The trust is then relieved, and the revenue and commissions are recognized. Pre-need contracts are required to be paid in full prior to a customer using a good or service from a pre-need contract. Goods and services from pre-need contracts can be transferred when paid in full from one owner to another. In such cases, the Company will act as an agent in transferring the requested goods and services. The transfer of goods and services does not fulfill the contract and revenue remains deferred. As of December 31, 2025 and 2024, the balances were $22,177,345 and $19,511,868, respectively.

At-need Specialty Merchandise Revenue: At-need specialty merchandise revenue consists of customizable merchandise ordered from manufacturers such as markers and bases. When specialty merchandise is ordered, it can take time to manufacture and deliver the product. Revenue is deferred until the at-need merchandise is received. As of December 31, 2025 and 2024, the balances were $814,258 and $656,537, respectively. Deferred revenue for at-need specialty revenue is not placed in trust.

Complete payment does not constitute fulfillment of the contract. Goods or services are deferred until such a time the service is performed, or merchandise is received.

4)   Receivables (Continued)

The opening and closing balances of the Company's receivables, contract assets and contract liabilities are as follows:

| | Contract Balances | | |
	Receivables (1)	Contract Asset	Contract Liability
Opening (12/31/2024)	7,095,589	–	20,168,405
Closing (12/31/2025)	6,981,676	–	22,991,603
Increase/(decrease)	(113,913)	–	2,823,198

| | Contract Balances | | |
	Receivables (1)	Contract Asset	Contract Liability
Opening (12/31/2023)	$ 6,321,573	$ –	$ 18,237,246
Closing (12/31/2024)	7,095,589	–	20,168,405
Increase/(decrease)	774,016	–	1,931,159

(1) Included in Receivables, net on the consolidated balance sheets

The following table disaggregates the opening and closing balances of the Company's contract balances.

| | Contract Balances | |
	Contract Asset	Contract Liability
Pre-need merchandise and services	$ –	$ 19,511,868
At-need specialty merchandise	–	656,537
Pre-need land sales	–	–
Opening (12/31/2024)	$ –	$ 20,168,405
Pre-need merchandise and services	$ –	$ 22,177,345
At-need specialty merchandise	–	814,258
Pre-need land sales	–	–
Closing (12/31/2025)	$ –	$ 22,991,603

| | Contract Balances | |
	Contract Asset	Contract Liability
Pre-need merchandise and services	$ –	$ 17,424,764
At-need specialty merchandise	–	812,482
Pre-need land sales	–	–
Opening (12/31/2023)	$ –	$ 18,237,246
Pre-need merchandise and services	$ –	$ 19,511,868
At-need specialty merchandise	–	656,537
Pre-need land sales	–	–
Closing (12/31/2024)	$ –	$ 20,168,405

4)   Receivables (Continued)

The amount of revenue recognized for 2025, and 2024 that was included in the opening contract liability balance was $4,806,347 and $5,324,668, respectively.

The difference between the opening and closing balances of the Company's contract assets and contract liabilities primarily results from the timing difference between the Company's performance and the customer's payment.

Disaggregation of Revenue

The following table disaggregates revenue for the Company's cemetery and mortuary contracts.

	Years Ended December 31	
	2025	2024
Major goods/service lines		
At-need	$ 21,300,289	$ 19,989,995
Pre-need	7,404,161	9,047,178
	$ 28,704,450	$ 29,037,173
Timing of Revenue Recognition		
Goods transferred at a point in time	$ 17,979,697	$ 18,147,136
Services transferred at a point in time	10,724,753	10,890,037
	$ 28,704,450	$ 29,037,173

Significant Judgments and Estimates

The Company's cemetery and mortuary segment recognizes revenue on future performance obligations when goods are delivered and when services are performed and is not determined by the terms or payments of the contract as long as any good or service is paid in full prior to delivery. Prices are determined based on the market at the time a contract is created. Goods or services are not partially completed. There are no significant judgements, estimations, or allocation methods for when revenue should be recognized.

Practical Expedients

The Company has not elected to use any of the practical expedients.

4)   <u>Receivables</u> (Continued)

Contract Costs

The Company's cemetery and mortuary segment defer certain costs associated with obtaining a contract on future obligations.

Pre-need Merchandise and Service Revenue: Pre-need merchandise and service revenues are deferred until the goods or services are delivered. Recognition can be years until the obligations are satisfied. Commissions and other costs are capitalized and deferred until the obligation is satisfied. Other costs include rent on pre-need offices and training rooms, and call center costs. Costs that are allocated based on a percentage include family service advisor compensation, bonuses, utilities, and supplies that are all used to procure a pre-need sale.

At-need Specialty Merchandise Revenue: At-need specialty merchandise is ordered from a third-party manufacturer. Generally, at-need specialty merchandise is ordered and received within 90 days of order. These orders are also short-term in nature and are deferred until the product is received from the manufacturer and the obligation is satisfied.

The following table disaggregates contract costs that are included in the deferred policy and pre-need contract acquisition costs on the consolidated balances sheets.

| | Years Ended December 31 | |
	2025	2024
Pre-need merchandise and services	$ 4,321,822	$ 4,113,793
At-need specialty merchandise	15,807	11,268
Pre-need land sales	–	–
	$ 4,337,629	$ 4,125,061

5)   Restricted Assets

The Company has established certain restricted assets to provide for future merchandise and service obligations incurred in connection with its pre-need sales for its cemetery and mortuary segment.

Restricted cash also represents escrows held for borrowers and investors under servicing and appraisal agreements relating to mortgage loans, funds held by warehouse banks in accordance with loan purchase agreements and funds held in escrow for certain real estate construction development projects. Additionally, the Company elected to maintain its medical benefit fund without change from the prior year and has included this amount as a component of restricted cash. These restricted cash items are for the Company's life insurance and mortgage segments.

Restricted assets as of December 31, 2025 are summarized as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2025:							
Fixed maturity securities, available for sale, at estimated fair value:							
U.S. Treasury securities and obligations of U.S. Government agencies	$ 895,817	$	1,735	$	–	$	897,552
Obligations of states and political subdivisions	228,512		124		(8)		228,628
Corporate securities including public utilities	52,030		–		(959)		51,071
Total fixed maturity securities available for sale	$ 1,176,359	$	1,859	$	(967)	$	1,177,251
Equity securities at estimated fair value:							
Common stock:							
Industrial, miscellaneous and all other	$ 12,582,890	$	2,690,346	$	(344,319)	$	14,928,917
Total equity securities at estimated fair value	$ 12,582,890	$	2,690,346	$	(344,319)	$	14,928,917
Mortgage loans held for investment at amortized cost:							
Residential construction	$ 812,427						
Less: Allowance for credit losses	(1,625)						
Total mortgage loans held for investment	$ 810,802						
Other investments	$ 1,957,888						
Cash and cash equivalents (1)	$ 9,919,800						
Accrued investment income	$ 11,288						
Total restricted assets	$ 28,805,946						

(1) Including cash and cash equivalents of $8,383,847 for the life insurance and mortgage segments.

5)   Restricted Assets(Continued)

Restricted assets as of December 31, 2024 are summarized as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2024:							
Fixed maturity securities, available for sale, at estimated fair value:							
U.S. Treasury securities and obligations of U.S. Government agencies	$	1,741,029	$	2,256	$	(1,511)	$	1,741,774
Obligations of states and political subdivisions		471,217		180		(4,223)		467,174
Corporate securities including public utilities		144,616		32		(2,227)		142,421
Total fixed maturity securities available for sale	$	2,356,862	$	2,468	$	(7,961)	$	2,351,369
Equity securities at estimated fair value:							
Common stock:							
Industrial, miscellaneous and all other	$	8,547,709	$	1,914,309	$	(489,852)	$	9,972,166
Total equity securities at estimated fair value	$	8,547,709	$	1,914,309	$	(489,852)	$	9,972,166
Mortgage loans held for investment at amortized cost:							
Residential construction	$	985,806					
Less: Allowance for credit losses		(1,972)					
Total mortgage loans held for investment	$	983,834					
Other investments	$	1,939,269					
Cash and cash equivalents (1)	$	8,553,803					
Accrued investment income	$	6,395					
Total restricted assets	$	23,806,836					

(1) Including cash and cash equivalents of $7,657,958 for the life insurance and mortgage segments.

A surplus note receivable in the amount of $4,000,000 at December 31, 2025 and 2024, from Security National Life, was eliminated in consolidation.

5)   <u>Restricted Assets</u> (Continued)

<u>Fixed Maturity Securities</u>

The table below summarizes unrealized losses on fixed maturity securities available for sale that were carried at estimated fair value as of December 31, 2025, and 2024. The unrealized losses were primarily related to interest rate fluctuations. The tables set forth unrealized losses by duration with the fair value of the related fixed maturity securities.

	Unrealized Losses for Less than Twelve Months	Fair Value	Unrealized Losses for More than Twelve Months	Fair Value	Total Unrealized Loss	Fair Value
At December 31, 2025						
Obligations of states and political subdivisions	$ –	$ –	$ 8	$ 103,504	$ 8	$ 103,504
Corporate securities including public utilities	–	–	959	51,071	959	51,071
Total unrealized losses	$ –	$ –	$ 967	$ 154,575	$ 967	$ 154,575
At December 31, 2024						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 1,511	$ 558,707	$ –	$ –	$ 1,511	$ 558,707
Obligations of states and political subdivisions	2,004	237,636	2,219	129,358	4,223	366,994
Corporate securities including public utilities	1,316	51,685	911	65,704	2,227	117,389
Total unrealized losses	$ 4,831	$ 848,028	$ 3,130	$ 195,062	$ 7,961	$1,043,090

Relevant holdings were comprised of two securities with fair values aggregating 99.4% of aggregate amortized cost as of December 31, 2025 compared to 15 securities with fair values aggregating of 99.2% of aggregate amortized cost at December 31, 2024. No credit losses have been recognized for 2025, and 2024, since the unrealized losses are primarily a result of increases in interest rates. See Note 2 for additional information regarding the Company's evaluation of the allowance for credit losses for fixed maturity securities available for sale.

The table below presents the amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2025, by contractual maturity. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in 1 year	$ 945,818	$ 947,563
Due in 2-5 years	–	–
Due in 5-10 years	–	–
Due in more than 10 years	230,541	229,688
Total	$ 1,176,359	$ 1,177,251

See Notes 1, 2 and 21 for additional information regarding restricted assets.

6)   Cemetery Perpetual Care Trust Investments and Obligation

State law requires the Company to pay into endowment care trusts a portion of the proceeds from the sale of certain cemetery property interment rights for cemeteries that have established an endowment care trust. These endowment care trusts are defined as Variable Interest Entities pursuant to GAAP. The Company is the primary beneficiary of these trusts, as it absorbs both the losses and any expenses associated with the trusts. The Company has consolidated cemetery endowment care trust investments with a corresponding amount recorded as Cemetery Perpetual Care Obligation in the accompanying consolidated balance sheets.

The components of cemetery perpetual care investments and obligation as of December 31, 2025 are as follows:

		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2025:								
Fixed maturity securities, available for sale, at estimated fair value:								
U.S. Treasury securities and obligations of U.S. Government agencies	$	152,738	$	842	$	–	$	153,580
Obligations of states and political subdivisions		121,423		–		(2,991)		118,432
Total fixed maturity securities available for sale	$	274,161	$	842	$	(2,991)	$	272,012
Equity securities at estimated fair value:								
Common stock:								
Industrial, miscellaneous and all other	$	4,835,663	$	1,637,554	$	(169,485)	$	6,303,732
Total equity securities at estimated fair value	$	4,835,663	$	1,637,554	$	(169,485)	$	6,303,732
Mortgage loans held for investment at amortized cost:								
Residential construction	$	66,342						
Less: Allowance for credit losses		(133)						
Total mortgage loans held for investment	$	66,209						
Cash and cash equivalents	$	1,935,480						
Other investements	$	1,290,271						
Accrued investment income	$	4,243						
Total cemetery perpetual care trust investments	$	9,871,947						
Cemetery perpetual care obligation	$	(5,918,776)						
Trust investments in excess of trust obligations	$	3,953,171						

6)   Cemetery Perpetual Care Trust Investments and Obligation (Continued)

The components of cemetery perpetual care investments and obligation as of December 31, 2024 are as follows:

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
December 31, 2024:							
Fixed maturity securities, available for sale, at estimated fair value:							
U.S. Treasury securities and obligations of U.S. Government agencies	$ 651,428	$	–	$	(2,010)	$	649,418
Obligations of states and political subdivisions	125,194		–		(4,950)		120,244
Total fixed maturity securities available for sale	$ 776,622	$	–	$	(6,960)	$	769,662
Equity securities at estimated fair value:							
Common stock:							
Industrial, miscellaneous and all other	$ 3,874,522	$	1,271,529	$	(226,007)	$	4,920,044
Total equity securities at estimated fair value	$ 3,874,522	$	1,271,529	$	(226,007)	$	4,920,044
Mortgage loans held for investment at amortized cost:							
Residential construction	$ 202,600						
Less: Allowance for credit losses	(405)						
Commercial	1,939,269						
Less: Allowance for credit losses	–						
Total mortgage loans held for investment	$ 2,141,464						
Cash and cash equivalents	$ 1,002,396						
Accrued investment income	$ 2,937						
Total cemetery perpetual care trust investments	$ 8,836,503						
Cemetery perpetual care obligation	$ (5,642,693)						
Trust investments in excess of trust obligations	$ 3,193,810						

6)   Cemetery Perpetual Care Trust Investments and Obligation (Continued)

Fixed Maturity Securities

The table below summarizes unrealized losses on fixed maturity securities available for sale that were carried at estimated fair value as of December 31, 2025, and 2024. The unrealized losses were primarily related to interest rate fluctuations. The tables set forth unrealized losses by duration with the fair value of the related fixed maturity securities:

	Unrealized Losses for Less than Twelve Months	Fair Value	Unrealized Losses for More than Twelve Months	Fair Value	Total Unrealized Loss	Fair Value
At December 31, 2025						
Obligations of states and political subdivisions	$ –	$ –	$ 2,991	$ 118,432	$ 2,991	$ 118,432
Total unrealized losses	$ –	$ –	$ 2,991	$ 118,432	$ 2,991	$ 118,432
At December 31, 2024						
U.S. Treasury securities and obligations of U.S. Government agencies	$ 2,010	$ 649,419	$ –	$ –	$ 2,010	$ 649,419
Obligations of states and political subdivisions	4,950	120,243	–	–	4,950	120,243
Total unrealized losses	$ 6,960	$ 769,662	$ –	$ –	$ 6,960	$ 769,662

Relevant holdings were comprised of two securities with fair values aggregating 97.5% of aggregate amortized cost as of December 31, 2025 compared to four securities with fair values aggregating 99.1% of aggregate amortized cost as of December 31, 2024. No credit losses have been recognized for 2025, and 2024, since the unrealized losses are primarily the result of increases in interest rates. See Note 2 for additional information regarding the Company's evaluation of the allowance for credit losses for fixed maturity securities available for sale.

The table below presents the amortized cost and estimated fair value of fixed maturity securities available for sale as of December 31, 2025, by contractual maturity. Expected maturities may differ from contractual maturities because certain borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due in 1 year	$ 152,738	$ 153,579
Due in 2-5 years	70,170	67,560
Due in 5-10 years	51,253	50,873
Due in more than 10 years	–	–
Total	$ 274,161	$ 272,012

See Notes 1, 2 and 21 for additional information regarding cemetery perpetual care trust investments.

7)   Mortgage Servicing Rights

The Company reports MSRs pursuant to the accounting policy discussed in Note 1.

The following table presents the MSR activity.

| | December 31, | | |
	2025		2024
Amortized cost:			
Balance before valuation allowance at beginning of year	$ 2,939,878	$	3,461,146
MSR additions resulting from loan sales	151,056		90,370
Amortization (1)	(562,475)		(611,638)
Sale of MSRs	–		–
Application of valuation allowance to write down MSRs with other than temporary impairment	–		–
Balance before valuation allowance at year end	$ 2,528,459	$	2,939,878
Valuation allowance for impairment of MSRs:			
Balance at beginning of year	$ –	$	–
Additions	–		–
Application of valuation allowance to write down MSRs with other than temporary impairment	–		–
Balance at year end	$ –	$	–
Mortgage servicing rights, net	$ 2,528,459	$	2,939,878
Estimated fair value of MSRs at year end	$ 4,035,635	$	4,552,316

(1) Included in other expenses on the consolidated statements of earnings

The table below summarizes the Company's estimate of future amortization of its existing MSRs carried at amortized cost. This projection was developed using the Company's assumptions for the December 31, 2025, valuation of MSRs. The assumptions used in the following table are likely to change as market conditions, portfolio composition and borrower behavior change, causing both actual and projected amortization levels to change over time.

	Estimated MSR Amortization
2026	$ 264,862
2027	243,111
2028	221,463
2029	198,063
2030	177,913
Thereafter	1,423,047
Total	$ 2,528,459

7)   Mortgage Servicing Rights (Continued)

The Company collected the following contractual servicing fee income and late fee income as reported in other revenues on the consolidated statements of earnings.

| | Years Ended December 31, | |
	2025	2024
Contractual servicing fees	$ 918,850	$ 968,814
Late fees	63,599	77,123
Total	$ 982,449	$ 1,045,937

The following is a summary of the unpaid principal balances ("UPB") of the servicing portfolio.

| | December 31, | |
	2025	2024
Servicing UPB	$ 361,632,543	$ 385,134,774

The following key assumptions were used in determining MSR value.

	Prepayment Speeds	Average Life(Years)	Discount Rate
December 31, 2025	12.27	7.44	11.92
December 31, 2024	8.79	8.28	12.14

8)   Property and Equipment

Property and equipment is summarized below:

	December 31,		
	2025		2024
Land and buildings	$ 17,511,360	$	17,194,972
Furniture and equipment	15,481,843		15,998,717
	32,993,203		33,193,689
Less accumulated depreciation	(14,781,486)		(14,146,001)
Total	$ 18,211,717	$	19,047,688

Depreciation expense for 2025 and 2024 was $2,425,185 and $2,383,621, respectively. Property and equipment are stated at cost and are depreciated over their estimated useful lives, primarily using the straight-line method. The Company did not record any impairment losses on property and equipment for 2025 or 2024. Impairment losses, if any, are included in gains (losses) on investments and other assets on the consolidated statements of earnings.

9)   Deferred Policy and Pre-need Contract Acquisition Costs, Value of Business Acquired, and Unearned Premium Reserve

Deferred Policy and Pre-need Contract Acquisition Costs ("DAC")

The Company reports DAC pursuant to the accounting policy discussed in Note 1. Also, refer to Note 1 regarding the adoption of ASU 2018-12.

The following tables show a roll forward for the lines of business that contain DAC balances, along with a reconciliation to the Company's total DAC balance:

	Year Ended December 31, 2025					
	Traditional Life	Fixed Annuities	Universal Life	Accident and Health	Pre-need Contracts	Total
Balance, beginning of period	$ 118,803,677	$ 535,836	$ 3,754,867	$ 466	$ 4,125,061	$ 127,219,907
Deferrals	18,828,392	171,272	–	–	926,605	19,926,269
Amortization	(9,992,783)	(135,738)	(324,349)	(466)	(714,037)	(11,167,373)
Balance, end of period	$ 127,639,286	$ 571,370	$ 3,430,518	$ –	$ 4,337,629	$ 135,978,803

	Year Ended December 31, 2024					
	Traditional Life	Fixed Annuities	Universal Life	Accident and Health	Pre-need Contracts	Total
Balance, beginning of period	$ 107,480,923	$ 833,218	$ 4,064,299	$ 1,801	$ 3,974,357	$ 116,354,598
Deferrals	20,210,400	204,551	–	–	928,080	21,343,031
Amortization	(8,887,646)	(501,933)	(309,432)	(1,335)	(777,376)	(10,477,722)
Balance, end of period	$ 118,803,677	$ 535,836	$ 3,754,867	$ 466	$ 4,125,061	$ 127,219,907

9)   Deferred Policy and Pre-need Contract Acquisition Costs, Value of Business Acquired, and Unearned Premium Reserve (Continued)

Value of Business Acquired ("VOBA")

The Company reports VOBA pursuant to the accounting policy discussed in Note 1. Also, refer to Note 1 regarding the adoption of ASU 2018-12.

The following tables show a roll forward for the lines of business that contain VOBA balances, along with a reconciliation to the Company's total VOBA balance:

| | Year Ended December 31, 2025 | | | | |
	Traditional Life	Fixed Annuities	Universal Life	Accident and Health	Total
Balance, beginning of period	$ 7,397,519	$ –	$ 186,632	$ 18,370	$ 7,602,521
Deferrals	–	–	–	–	–
Amortization	(429,188)	–	(61,700)	(2,447)	(493,335)
Balance, end of period	$ 6,968,331	$ –	$ 124,932	$ 15,923	$ 7,109,186

| | Year Ended December 31, 2024 | | | | |
	Traditional Life	Fixed Annuities	Universal Life	Accident and Health	Total
Balance, beginning of period	$ 7,841,767	$ 11,436	$ 263,025	$ 21,187	$ 8,137,415
Deferrals	–	–	–	–	–
Amortization	(444,248)	(11,436)	(76,393)	(2,817)	(534,894)
Balance, end of period	$ 7,397,519	$ –	$ 186,632	$ 18,370	$ 7,602,521

Presuming no additional acquisitions, amortization expense is expected to approximate the following:

2026	$ 445,378
2027	406,158
2028	373,840
2029	346,290
2030	321,933
Thereafter	5,215,587
Total	$ 7,109,186

9)   Deferred Policy and Pre-need Contract Acquisition Costs, Value of Business Acquired, and Unearned Premium Reserve (Continued)

Unearned Premium Reserve

The Company reports unearned premium reserve pursuant to the accounting policy discussed in Note 1. Also, refer to Note 1 regarding the adoption of ASU 2018-12.

The balance and the changes in Unearned Premium Reserve are as follows:

	December 31, 2025 Universal Life	December 31, 2024 Universal Life
Balance, beginning of year	$ 2,013,245	$ 2,545,132
Deferrals	–	–
Amortization (1)	(188,449)	(531,887)
Unearned premium reserve, end of period	$ 1,824,796	$ 2,013,245

(1) Included in premiums and other considerations on the consolidated statements of earnings.

10)   Goodwill and Other Intangible Assets

Information regarding goodwill by segment was as follows:

	Life Insurance	Cemetery/ Mortuary	Total
Balance at December 31, 2023:			
Goodwill	$ 2,765,570	$ 2,488,213	$ 5,253,783
Accumulated impairment	–	–	–
Total goodwill, net	2,765,570	2,488,213	5,253,783
Acquisition	–	–	–
Balance at December 31, 2024:			
Goodwill	2,765,570	2,488,213	5,253,783
Accumulated impairment	–	–	–
Total goodwill, net	2,765,570	2,488,213	5,253,783
Acquisition	–	–	–
Balance at December 31, 2025:			
Goodwill	2,765,570	2,488,213	5,253,783
Accumulated impairment	–	–	–
Total goodwill, net	$ 2,765,570	$ 2,488,213	$ 5,253,783

Goodwill is not amortized but is tested annually for impairment. The annual impairment tests resulted in no impairment of goodwill for 2025 and 2024.

10)   Goodwill and Other Intangible Assets (Continued)

The carrying value of the Company's other intangible assets were as follows, which are included in other assets on the consolidated balance sheets:

	Useful Life	December 31,	
		2025	2024
Intangible asset - trade name (1)	15 years	$ 2,100,000	$ 2,100,000
Intangible assets - other (1)	15 years	210,000	210,000
Intangible asset - trade name (2)	15 years	610,000	610,000
Intangible asset - customer lists (2)	15 years	2,290,000	2,290,000
Less accumulated amortization		(1,478,666)	(1,131,333)
Balance at end of year		$ 3,731,334	$ 4,078,667

(1) Cemetery/Mortuary Segment
(2) Life Insurance Segment

Amortization expense for 2025 and 2024 was $347,333 and $324,000, respectively, and is amortized over the estimated useful life using the straight-line method. Amortization expense is included in other expenses on the consolidated statements of earnings.

The following table summarizes the Company's estimate of future amortization for the other intangible assets:

2026	$ 347,333
2027	347,333
2028	347,333
2029	347,333
2030	347,333
Thereafter	1,994,669
Total	$ 3,731,334

11)   Derivative Instruments

The Company reports derivative instruments pursuant to the accounting policy discussed in Note 1.

The following table shows the fair value and notional amounts of derivative instruments.

	Balance Sheet Location	December 31, 2025			December 31, 2024		
		Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives not designated as hedging instruments:							
Loan commitments	Other assets and Other liabilities	$ 132,887,592	$ 1,700,742	$ 220,605	$ 210,597,657	$ 5,348,089	$ 3,034,879
Total		$ 132,887,592	$ 1,700,742	$ 220,605	$ 210,597,657	$ 5,348,089	$ 3,034,879

The following table presents the gains (losses) on derivatives. There were no gains or losses reclassified from accumulated other comprehensive income into income, or gains or losses recognized into income on the ineffective portion of the derivatives or any amounts excluded from effective testing.

		Years ended December 31,	
Derivative	Classification	2025	2024
Loan commitments	Mortgage fee income	$ (833,073)	$ 729,948

12)   Future Policy Benefits and Unpaid Claims

The Company reports future policy benefits and unpaid claims pursuant to the accounting policy discussed in Note 1. Also, refer to Note 1 regarding the adoption of ASU 2018-12. The Company establishes liabilities for amounts payable under insurance policies. These liabilities are comprised of traditional and limited-payment contracts and associated deferred profit liabilities, unpaid claims, and additional insurance liabilities.

The following table provides a reconciliation of future policy benefits and unpaid claims and the related receivable from reinsurers to the consolidated balance sheets.

	December 31,			
	2025		2024	
Traditional and limited-payment life	$	581,389,399	$	547,984,488
Deferred profit liability - traditional and limited-payment life		205,802,774		192,278,993
Payout annuities		95,436		99,605
Accident and health		505,208		543,792
Other policyholder funds		4,514,783		4,482,462
Reported but unpaid claims		3,299,899		2,463,220
Incurred but not reported claims		4,099,447		4,228,098
Gross future policy benefits and unpaid claims	$	799,706,946	$	752,080,658
Receivable from reinsurers				
Traditional and limited pay life		9,186,983		9,252,984
Deferred profit liability - traditional and limited-payment life		985,258		1,017,678
Accident and health		70,173		74,762
Reported but unpaid claims		131,712		45,595
Incurred but not reported claims		6,000		10,000
Total receivable from reinsurers		10,380,126		10,401,019
Net future policy benefits and unpaid claims	$	789,326,820	$	741,679,639
Net unpaid claims	$	7,261,634	$	6,635,723

12)   Future Policy Benefits and Unpaid Claims (Continued)

Traditional and Limited-Payment Life

The following table summarizes the balances of and changes in the liability for future policy benefits for traditional and limited-payment life:

	December 31,		
	2025		2024
Present Value of Expected Net Premiums:			
Balance, beginning of year	$ 252,828,338	$	261,319,018
Beginning balance at original discount rate	258,790,211		259,735,586
Effect of changes in cash flow assumptions	–		–
Effect of actual variances from expected experience (1)	(19,082,021)		(14,132,236)
Adjusted beginning of year balance	239,708,190		245,603,350
Issuances	50,311,759		53,853,867
Interest accrual	12,184,348		12,553,581
Net premiums collected (2)	(51,872,527)		(53,220,587)
Ending balance at original discount rate	250,331,770		258,790,211
Effect of changes in discount rate assumptions	118,532		(5,961,873)
Balance, end of period	$ 250,450,302	$	252,828,338
Present Value of Expected Future Policy Benefits:			
Balance, beginning of year	$ 800,812,826	$	833,621,080
Beginning balance at original discount rate	858,516,933		838,813,645
Effect of changes in cash flow assumptions	–		–
Effect of actual variances from expected experience (1)	(15,224,887)		(12,409,158)
Adjusted beginning of year balance	843,292,046		826,404,487
Issuances	50,684,159		55,415,178
Interest accrual	41,342,032		40,743,098
Benefit payments	(68,140,720)		(64,045,830)
Ending balance at original discount rate	867,177,517		858,516,933
Effect of changes in discount rate assumptions	(35,337,817)		(57,704,107)
Balance, end of period	$ 831,839,700	$	800,812,826
Net liability for future policy benefits, pre-flooring	$ 581,309,175	$	547,983,396
Flooring impact, end of period	80,224		1,092
Net liability for future policy benefits, post-flooring	581,389,399		547,984,488
Less: Receivable from reinsurers	9,186,983		9,252,984
Net liability for future policy benefits, after reinsurance	$ 572,202,416	$	538,731,504

(1) For the years ended December 31, 2025, and 2024, the net effect of actual variances from expected experience was primarily due to lapses. Actual mortality and surrenders were close to expected.

(2) Net premiums collected represent the portion of gross premiums collected from policyholders that is used to fund expected benefit payments.

12)   Future Policy Benefits and Unpaid Claims (Continued)

The following table summarizes the amount of undiscounted and discounted expected gross premiums and expected future benefit payments for traditional and limited-payment life:

		December 31,		
		2025		2024
Undiscounted expected future benefit payments	$	1,929,788,387	$	1,924,273,198
Discounted expected future benefit payments (at original discount rate)		867,097,293		858,515,841
Discounted expected future benefit payments (at current discount rate)		831,839,700		800,812,826
Undiscounted expected future gross premiums	$	813,914,337	$	832,580,093
Discounted expected future gross premiums (at original discount rate)		544,923,472		556,009,689
Discounted expected future gross premiums (at current discount rate)		545,181,493		543,200,631

The following table summarizes the amount of gross premiums and interest accretion recognized in insurance premiums and other considerations and increase in future policy benefits, respectively, in the consolidated statements of earnings for traditional and limited-payment life:

		December 31,		
		2025		2024
Gross premiums	$	118,920,945	$	118,722,900
Interest accretion	$	29,157,684	$	28,189,517

The following table summarizes the weighted-average interest rates for traditional and limited-payment life:

	December 31,	
	2025	2024
Interest accretion rate	4.90%	4.90%
Current discount rate	6.00%	5.40%

The following table summarizes the weighted-average duration of the liability for traditional and limited-payment life:

	December 31,	
	2025	2024
Duration of the liability in years (at original discount rate)	15	15
Duration of the liability in years (at current discount rate)	13	14

Adverse Development

In 2025 and 2024, there were immaterial impacts to net earnings for traditional and limited-payment life, where net premiums exceeded gross premiums for certain issue-year cohorts.

12)   Future Policy Benefits and Unpaid Claims (Continued)

Deferred Profit Liability

The following table summarizes the balances of and changes in Deferred Profit Liability for traditional and limited- payment life:

	December 31,	
	2025	2024
Balance, beginning of year	$ 192,278,993	$ 177,843,975
Effect of actual variances from expected experience (1)	(4,188,728)	(3,219,369)
Adjusted balance, beginning of period	188,090,265	174,624,606
Profits deferred	67,048,417	65,502,313
Interest accrual	9,823,588	9,157,208
Amortization	(59,159,496)	(57,005,134)
Other adjustments	–	–
Balance, end of period	205,802,774	192,278,993
Less: Receivable from reinsurers	985,258	1,017,678
Deferred profit liability, net of reinsurance	$ 204,817,516	$ 191,261,315

(1) For the years ended December 31, 2025, and 2024, the net effect of actual variances from expected experience was primarily due to lapses. Actual mortality and surrenders were close to expected.

Unpaid Claims

The following table provides a roll forward of the Company's liability for reported but unpaid claims and incurred but not reported claims, net of the related receivable from reinsurers.

	Life	Annuities	Accident and Health	Total
Balance at 12/31/2023	$ 8,129,161	$ 379,278	$ 18,000	$ 8,526,439
Incurred	58,116,837(1)	12,416,335(2)	2,767(3)	70,535,939
Settled	(59,882,755)	(12,540,133)	(3,767)	(72,426,655)
Balance at 12/31/2024	6,363,243	255,480	17,000	6,635,723
Incurred	60,422,703(1)	12,874,267(2)	83,309(3)	73,380,279
Settled	(59,844,155)	(12,826,904)	(83,309)	(72,754,368)
Balance at 12/31/2025	$ 6,941,791	$ 302,843	$ 17,000	$ 7,261,634

(1) Included in policyholder benefits and claims on the consolidated statements of earnings
(2) Released from policyholder account balances
(3) Included in policyholder benefits and claims on the consolidated statements of earnings

13)   Policyholder Account Balances

The Company reports policyholder account balances pursuant to the accounting policy discussed in Note 1. The Company establishes liabilities for policyholder account balances, which are generally equal to the account value, and which include interest credited.

The following table provides a reconciliation of policyholder account balances and the related receivable from reinsurers to the consolidated balance sheets.

	December 31,	
	2025	2024
Policyholder account balances - fixed annuities	$ 104,233,454	$ 105,088,621
Deferred profit liability - fixed annuities	546,802	627,465
Policyholder account balances - universal life	35,825,494	37,091,230
Gross policyholder account balances	$ 140,605,750	$ 142,807,316
Receivable from reinsurers		
Policyholder account balances - fixed annuities	3,275,247	3,415,644
Total receivable from reinsurers	3,275,247	3,415,644
Net policyholder account balances	$ 137,330,503	$ 139,391,672

The following table summarizes the balances and changes in policyholder account balances for the lines of business indicated:

	December 31, 2025		December 31, 2024	
	Universal Life	Fixed Annuities	Universal Life	Fixed Annuities
Balance, beginning of year	$ 37,091,230	$ 105,088,621	$ 37,992,650	$ 105,442,891
Deposits	1,416,081	10,564,011	1,563,684	11,739,265
Interest credited	1,739,242	2,823,373	1,076,848	2,302,766
Policy charges (1)	(2,314,244)	(12,544)	(2,296,283)	(10,710)
Surrenders, withdrawals and benefit payments	(2,106,815)	(14,230,007)	(1,245,669)	(14,385,591)
Balance, end of period	35,825,494	104,233,454	37,091,230	105,088,621
Less: Receivable from reinsurers	–	3,275,247	–	3,415,644
Policyholder account balances, net of reinsurance	$ 35,825,494	$ 100,958,207	$ 37,091,230	$ 101,672,977
Weighted-average crediting rate	4.16%	3.04%	4.16%	3.02%
Net amount at risk (2)	132,136,625	N/A	138,917,721	N/A
Cash surrender value	35,825,494	103,752,177	37,091,230	104,734,535

(1) Contracts included in the policyholder account balances are generally charged a premium and/or monthly assessments on the basis of the account balance. Included in premiums and other considerations on the consolidated statements of earnings.
(2) For those guarantees of benefits that are payable in the event of death, the net amount at risk is generally defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

13)   Policyholder Account Balances (Continued)

The following table summarizes the balances of and changes in Deferred Profit Liability for fixed annuities:

	December 31,			
	2025		2024	
Balance, beginning of year	$	627,465	$	738,351
Effect of actual variances from expected experience		–		–
Adjusted balance, beginning of period		627,465		738,351
Profits deferred		–		–
Interest accrual		–		–
Amortization		(80,663)		(110,886)
Other adjustments		–		–
Balance, end of period		546,802		627,465
Less: Receivable from reinsurers		–		–
Deferred profit liability, net of reinsurance	$	546,802	$	627,465

13)   Policyholder Account Balances (Continued)

The balance of account values by range of guaranteed minimum crediting rates and the related range of difference, in basis points, between rates being credited to policyholders and the respective guaranteed minimums for the lines of business indicated are as follows:

	December 31, 2025				
Range of Guaranteed Minimum Crediting Rate	At guaranteed minimum	1-50 bps above guaranteed minimum	51-150 bps above guaranteed minimum	Greater than 150 bps above guaranteed minimum	Total
Universal Life					
Less than 1.00%	–	–	–	–	$ –
1.00% - 1.99%	–	–	–	–	–
2.00% - 2.99%	–	–	–	–	–
3.00% - 4.00%	25,201,294	–	1,539,544	–	26,740,838
Greater than 4.00%	4,413,796	4,670,860	–	–	9,084,656
Total	$ 29,615,090	$ 4,670,860	$ 1,539,544	$ –	$ 35,825,494
Fixed Annuities					
Less than 1.00%	$ –	$ –	$ –	$ –	$ –
1.00% - 1.99%	11,015,277	10,211,390	–	–	21,226,667
2.00% - 2.99%	4,658,151	–	331,769	4,892,688	9,882,608
3.00% - 4.00%	34,527,466	10,424,384	39,271	431,296	45,422,417
Greater than 4.00%	27,356,830	–	344,932	–	27,701,762
Total	$ 77,557,724	$20,635,774	$ 715,972	$ 5,323,984	$104,233,454

	December 31, 2024				
Range of Guaranteed Minimum Crediting Rate	At guaranteed minimum	1-50 bps above guaranteed minimum	51-150 bps above guaranteed minimum	Greater than 150 bps above guaranteed minimum	Total
Universal Life					
Less than 1.00%	–	–	–	–	$ –
1.00% - 1.99%	–	–	–	–	–
2.00% - 2.99%	–	–	–	–	–
3.00% - 4.00%	26,046,613	–	1,534,331	–	27,580,944
Greater than 4.00%	4,734,233	4,776,053	–	–	9,510,286
Total	$ 30,780,846	$ 4,776,053	$ 1,534,331	$ –	$ 37,091,230
Fixed Annuities					
Less than 1.00%	$ –	$ –	$ –	$ –	$ –
1.00% - 1.99%	12,054,288	11,769,363	–	–	23,823,651
2.00% - 2.99%	4,971,936	–	333,150	5,103,114	10,408,200
3.00% - 4.00%	30,725,910	10,535,194	35,597	437,677	41,734,378
Greater than 4.00%	28,768,112	–	354,280	–	29,122,392
Total	$ 76,520,246	$22,304,557	$ 723,027	$ 5,540,791	$105,088,621

14)   Reinsurance

The Company followed the procedure of reinsuring risks of more than a specified limit, which ranged from $25,000 to $100,000 on newly issued policies. Currently, the Company does not reinsure risks on newly issued policies. The Company has also assumed various reinsurance agreements through acquisition of various life companies and has assets held in trust related to certain agreements. The Company is ultimately liable for these reinsured amounts in the event such reinsurers are unable to pay their portion of the claims. The Company evaluates the financial condition of reinsurers and monitors the concentration of credit risk. The Company had a significant concentration of credit risk with a single reinsurer of 94.6% and 94.4% of ceded life insurance in force as of December 31, 2025 and 2024, respectively. This represented approximately 7.6% and 7.8% of the Company's total life insurance in force as of December 31, 2025 and 2024, respectively.

The Company's life insurance in force and premiums for reinsurance are summarized as follows:

	Direct Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
2025					
Life Insurance in force ($000)	$ 3,902,015	$ 316,251	$ 31,240	$ 3,617,004	0.9%
Premiums:					
Life Insurance	$ 121,324,575	$ 1,959,362	$ 220,502	$ 119,585,715	0.2%
Accident and Health Insurance	171,380	–	8	171,388	0.0%
Total premiums	$ 121,495,955	$ 1,959,362	$ 220,510	$ 119,757,103	0.2%
2024					
Life Insurance in force ($000)	$ 3,914,583	$ 325,189	$ 33,088	$ 3,622,482	0.9%
Premiums:					
Life Insurance	$ 121,392,765	$ 2,142,678	$ 217,701	$ 119,467,788	0.2%
Accident and Health Insurance	187,949	–	8	187,957	0.0%
Total premiums	$ 121,580,714	$ 2,142,678	$ 217,709	$ 119,655,745	0.2%

15) <u>Bank and Other Loans Payable</u>

Bank and other loans payable are summarized as follows:

	December 31,		
	2025		2024
3.85% fixed note payable in monthly installments of $243,781 including principal and interest, collateralized by real property with a book value of approximately $57,645,000, due June 2032.	$ 48,169,363	$	49,174,545
3.30% fixed note payable in monthly installments of $179,562 including principal and interest, collateralized by real property with a book value of approximately $41,152,000, due April 2031.	36,751,084		37,632,943
4.7865% fixed interest only note payable in monthly installments, collateralized by real property with a book value of approximately $15,886,000, due June 2028.	9,200,000		9,200,000
1 month SOFR rate plus 2.0% loan purchase agreement with a warehouse line availability of $25,000,000, matures August 2026.	817,536		2,668,519
1 month SOFR rate plus 2.1% loan purchase agreement with a warehouse line availability of $15,000,000, matures July 2026.	696,692		7,918,930
1 month SOFR rate plus 1.95% loan purchase agreement with a warehouse line availability of $35,000,000, matures August 2026.	2,659,221		–
Finance lease liabilities	94,023		145,167
Total bank and other loans	98,387,919		106,740,104
Less current installments	(6,195,297)		(12,559,420)
Bank and other loans, excluding current installments	$ 92,192,622	$	94,180,684

The following tabulation shows the combined maturities of bank and other loans payable:

2026	$ 6,195,297
2027	2,035,081
2028	11,305,278
2029	2,187,468
2030	2,263,879
Thereafter	74,400,916
Total	$ 98,387,919

Interest expense in 2025 and 2024 was $4,518,965 and $4,254,100, respectively.

15)   Bank and Other Loans Payable (Continued)

Sources of Liquidity

Federal Home Loan Bank Membership

The Federal Home Loan Banks ("the FHLBs") are a group of cooperatives that lending institutions use to finance housing and economic development in local communities. The Company is a member of the FHLB based in Des Moines, Iowa and based in Dallas, Texas. As a member of the FHLB, the Company is required to maintain a minimum investment in capital stock of the FHLB and may pledge collateral to the bank for advances of funds to be used in its operations.

Federal Home Loan Bank of Des Moines

As of December 31, 2025 and 2024, the amount available for borrowings from the FHLB of Des Moines was approximately $48,350,685 and $41,235,894, respectively. As of December 31, 2025 and 2024, United States Treasury fixed maturity securities with an estimated fair value of $55,751,822 and $54,487,812, respectively, have been pledged at the FHLB of Des Moines as collateral for current and potential borrowing. As of December 31, 2025 and 2024, the Company had no outstanding FHLB borrowings. As of December 31, 2025 and 2024, the Company's total investment in FHLB stock was $500,100 and $479,100, respectively. As of December 31, 2025, the Company was contingently liable under standby letters of credit aggregating $3,884,998. These letters of credit are to be used to cover any contingency related to additional risk assessments pertaining to the Company's captive insurance program for $443,758 and for bonding of residential land development for $3,441,240.

Federal Home Loan Bank of Dallas

As of December 31, 2025 and 2024, the amount available for borrowings from the FHLB of Dallas was approximately $6,087,398 and $8,342,442, respectively. As of December 31, 2025 and 2024, Mortgage-Backed fixed maturity securities with an estimated fair value of $6,784,513 and $9,312,642, respectively have been pledged at the FHLB of Dallas as collateral for current and potential borrowings, respectively. As of December 31, 2025 and 2024, the Company had no outstanding FHLB borrowings. As of December 31, 2025, the Company's total investment in FHLB stock was $146,400 compared with $1,925,800 as of December 31, 2024.

Revolving Lines of Credit

The Company has a $5,000,000 revolving line-of-credit with a bank with interest payable at a variable rate based on the adjusted daily SOFR plus a margin of 2.25%, secured by the capital stock of Security National Life and maturing June 1, 2026, renewable annually. As of December 31, 2025, the Company was contingently liable under standby letter of credit aggregating $1,250,000, which is used as collateral for SecurityNational Mortgage's state licensing requirements. The standby letter of credit will draw on the line of credit if necessary. The Company does not expect any material losses to result from the issuance of the standby letter of credit. As of December 31, 2025 there were no amounts outstanding under the revolving line-of-credit.

15)   Bank and Other Loans Payable (Continued)

Debt Covenants for Mortgage Warehouse Lines of Credit

The Company, through its subsidiary SecurityNational Mortgage, has three lines of credit for the purpose of funding mortgage loans-one through U.S. Bank, a second through Western Alliance Bank and a third through JPMorgan Chase Bank.

The U.S. Bank warehouse line of credit agreement allows SecurityNational Mortgage to borrow up to $15,000,000. The relevant agreement contemplates interest at 2.10% plus the greater of (i) 0%, and (ii) the one-month forward-looking term rate based on SOFR on drawn amounts and matures on July 17, 2026. The Company is required to comply with covenants for adjusted tangible net worth, unrestricted cash balance, and a minimum net income of $1 for the quarter.

The Western Alliance Bank warehouse line of credit agreement allows SecurityNational Mortgage to borrow up to $25,000,000. The relevant agreement contemplates interest at the 1-Month SOFR rate plus 2.0% on drawn amounts and matures on August 15, 2026. The Company is required to comply with covenants for adjusted tangible net worth, unrestricted cash balance, and a minimum pre-tax income of $1 for the year.

The JPMorgan Chase Bank warehouse line of credit agreement allows SecurityNational Mortgage to borrow up to $35,000,000. The relevant agreement contemplates interest at the 1-Month SOFR rate plus 1.95% on drawn amounts and matures on August 15, 2026. The Company is required to comply with covenants for adjusted tangible net worth, unrestricted cash balance, and a minimum pre-tax income of $1 for the year.

The agreements for US Bank and JP Morgan Chase Bank warehouse lines of credit include a cross-default provision where certain events of default under other of SecurityNational Mortgage's obligations constitute events of default under the warehouse lines of credit. As of December 31, 2025, SecurityNational Mortgage was not in compliance with the net income covenant of the US Bank, Western Alliance Bank and JP Morgan Chase Bank warehouse lines of credit. SecurityNational Mortgage has since received waivers from each of these lenders with respect to this covenant. In the unlikely event the Company is required to repay the outstanding advances of approximately $4,173,449 on the warehouse lines of credit, the Company has sufficient cash to do so. The Company has also performed an analysis of its funding capacities of both internal and external sources and has determined that there are sufficient funds to continue its current business model. The Company continues to negotiate other warehouse lines of credit with other lenders.

Debt Covenants for Revolving Lines of Credit and Bank Loans

The Company's revolving line of credit agreements contain debt covenants requiring the Company to maintain minimum operating cash flow ratios and minimum net worth requirements for each of its business segments. The Company is also subject to debt covenants under one of its real estate loans which require maintenance of a minimum consolidated operating cash flow ratio, minimum liquidity amounts, and minimum consolidated net worth value. In addition to these financial debt covenants, the Company is required to provide segment specific financial statements and building specific financial statements under the agreements for each of its bank loans. As of December 31, 2025, the Company was in compliance with all these debt covenants.

16)   Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period in exchange for consideration. The Company determines if a contract is a lease at the inception of the contract. At the commencement date of a lease, the Company measures the lease liability at the present value of the lease payments over the lease term, discounted using the discount rate for the lease. The Company uses the rate implicit in the lease, if available, otherwise the Company uses its incremental borrowing rate. Also, at the commencement date of a lease, the Company measures the cost of the related right-of-use asset which consists of the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and any initial direct costs incurred by the Company.

Information about the Nature of Leases and Subleases

The Company leases office space and equipment from third parties under various non-cancelable agreements. The Company has operating leases for office space for its segments in areas where it conducts business. The Company subleases some of this office space. The Company also has finance leases for certain equipment, such as copy machines and postage machines. The Company does not have any lease agreements with variable lease payments. The Company has not included any options to extend or terminate leases in the recognition of the right-of-use assets or lease liabilities because of the uncertainty that they will be exercised. No residual value guarantees have been provided to the Company. The Company does not have any restrictions or covenants imposed by leases.

Leases that have not Commenced

The Company does not have any leases that have not commenced that create significant rights or obligations for the Company.

Related Party Lease Transactions

The Company does not have any related party lease transactions that require disclosure as of December 31, 2025.

Short-term Leases

The Company made an accounting policy election not to apply the recognition requirements of ASC 842 to short-term leases, which are leases that, at the commencement date, have a lease term of 12 months or less and do not include an option to purchase the underlying assets that the lessee is reasonably certain to exercise.

Significant Judgments and Assumptions

The Company does not use any significant judgments or assumptions regarding the determination of whether a contract contains a lease; the allocation of the consideration in a contract between lease and non-lease components; or the determination of the discount rates for the leases. The following table presents the Company's total lease cost recognized in earnings, amounts capitalized as right-of-use assets and cash flows from lease transactions.

16)   Leases (Continued)

		Years Ended December 31		
		2025		2024
Lease Cost				
Finance lease cost:				
Amortization of right-of-use assets (1)	$	86,515	$	48,687
Interest on lease liabilities (2)		10,361		6,553
Operating lease cost (3)		2,655,969		3,102,662
Short-term lease cost (3)(4)		1,232,176		1,419,524
Sublease income (3)		(958,038)		(562,675)
Total lease cost	$	3,026,983	$	4,014,751
Other Information				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	2,879,018	$	3,622,607
Operating cash flows from finance leases		10,361		6,553
Financing cash flows from finance leases		84,643		46,425
Right-of-use assets obtained in exchange for lease liabilities:				
Operating leases	$	2,582,742	$	1,770,873
Finance leases		33,500		176,040
Weighted-average remaining lease term (in years)				
Finance leases		1.83		1.80
Operating leases		2.81		2.66
Weighted-average discount rate				
Finance leases		7.70%		7.89%
Operating leases		6.33%		5.37%

(1) Included in Depreciation on property and equipment on the consolidated statements of earnings

(2) Included in Interest expense on the consolidated statements of earnings

(3) Included in Rent and rent related expenses on the consolidated statements of earnings

(4) Includes leases with a term of 12 months or less

16)   Leases (Continued)

The following table presents the maturity analysis of the Company's lease liabilities.

	Finance Leases	Operating Leases
Lease payments due in:		
2026	$ 72,074	$ 2,256,398
2027	11,157	957,728
2028	9,504	624,120
2029	7,217	477,929
2030	1,034	252,836
Thereafter	–	–
Total undiscounted lease payments	100,986	4,569,011
Less: Discount on cash flows	(6,963)	(431,953)
Present value of lease liabilities	$ 94,023	$ 4,137,058

The following table presents the Company's right-of-use assets and lease liabilities.

	Balance Sheet Location	Year Ended December 31,	
		2025	2024
Operating Leases			
Right-of-use assets	Other assets	$ 3,911,710	$ 4,837,045
Lease liabilities	Other liabilities and accrued expenses	$ 4,137,058	$ 5,285,440
Finance Leases			
Right-of-use assets		$ 232,133	$ 207,127
Accumulated amortization		(142,992)	(64,971)
Right-of-use assets, net	Property and equipment, net	$ 89,141	$ 142,156
Lease liabilities	Bank and other loans payable	$ 94,023	$ 145,167

The Company is also a lessor and has operating lease agreements with various tenants that lease its commercial properties. See Note 2 for information about the Company's real estate held for investment.

17)   Income Taxes

Refer to Note 1 regarding the adoption of ASU 2018-12 and ASU 2023-09.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes provisions that allow for the immediate expensing of domestic research and development expenses, immediate expensing of certain capital expenditures, and other changes to the U.S. taxation of profits derived from foreign operations. OBBBA did not have a material impact on the Company's estimated effective tax rate for 2025.

The Company's income tax liability is summarized as follows:

| | | December 31, | | |
		2025		2024
Current	$	516,851	$	(725,175)
Deferred		25,403,711		25,265,687
Total	$	25,920,562	$	24,540,512

The significant components of the Company's deferred tax assets and liabilities are approximately as follows:

| | | December 31, | | |
		2025		2024
Assets				
Future policy benefits	$	8,538,993	$	4,663,986
Loan loss reserve and allowances		1,431,236		1,395,203
Unearned premium		383,207		422,453
Net operating loss		687,524		1,245,888
Deferred compensation		2,388,705		2,033,686
Total deferred tax assets		13,429,665		9,761,216
Liabilities				
Deferred policy acquisition costs		21,138,853		20,061,762
Basis difference in property, equipment and real estate		8,700,097		8,973,198
Value of business acquired		1,492,929		1,596,529
Deferred gains		1,042,235		1,365,803
Trusts		1,064,387		1,064,387
Intangibles		848,497		717,336
Other		917,003		534,311
Tax on unrealized appreciaton		3,629,375		713,577
Total deferred tax liabilities		38,833,376		35,026,903
Net deferred tax liability	$	25,403,711	$	25,265,687

17)   Income Taxes (Continued)

The Company's income tax expense is summarized as follows:

| | December 31, | | | |
	2025		2024	
Current				
Federal	$	7,683,833	$	7,182,377
State		119,260		73,654
		7,803,093		7,256,031
Deferred				
Federal		1,391,114		876,424
State		63,067		122,273
		1,454,181		998,697
Total	$	9,257,274	$	8,254,728

The following table provides a rate reconciliation between income tax expense (benefit) and the statutory expectations.

| | December 31, 2025 | | December 31, 2024 | |
	Amount	Percent	Amount	Percent
U.S. Federal statutory tax rate	$ 8,696,017	21.0%	$ 7,848,518	21.0%
State and local tax expense, net of federal income tax effect (1)	144,038	0.4%	154,782	0.4%
Nontaxable or nondeductible items	392,641	0.9%	224,851	0.6%
Other, net	24,578	0.1%	26,577	0.1%
Effective tax rate	$ 9,257,274	22.4%	$ 8,254,728	22.1%

(1) State taxes in Texas and Utah made up the majority (greater than 50%) of the tax effect in this category.

The Company's overall effective tax rate for 2025 and 2024 was 22.4% and 22.1% respectively. The Company's effective tax rates differ from the U.S. federal statutory rate of 21% partially due to its provision for state income taxes. The increase in the effective tax rate when compared to the prior year was partially due to an increase in non-deductible items.

As of December 31, 2025, the Company had no significant unrecognized tax benefits. As of December 31, 2025, the Company does not expect any material changes to the estimated amount of unrecognized tax benefits in the next twelve months. Federal and state income tax returns for 2022 through 2025 are subject to examination by taxing authorities.

Net Operating Losses and Tax Credit Carryforwards:

Year of Expiration		
2026	$	–
2027		–
2028		–
2029		–
2030		–
Thereafter up through 2037		568,300
Indefinite carryforwards		–
	$	568,300

18)   Equity

Capital Stock

The Company has one class of preferred stock of $1.00 par value, 5,000,000 shares authorized, of which none are issued. The preferred stock is non-voting.

The Company has two classes of common stock with shares outstanding, Class A common shares and Class C common shares. Class C shares have 10 votes per share on all matters except for the election of one third of the directors who are elected solely by the Class A shares. Class C shares are convertible into Class A shares at any time on a one-to-one ratio.

Stockholders of both Class A and Class C Common Stock have received 5% stock dividends in the years 1990 through 2019, a 7.5% stock dividend in the year 2020, and a 5% stock dividend in the years 2021 through 2025, as authorized by the Company's Board of Directors.

The Company has Class B common stock of $1.00 par value, 5,000,000 shares authorized, of which none are issued. Class B shares are non-voting stock except to any proposed amendment to the Articles of Incorporation which would affect Class B common stock.

The following table summarizes the activity in shares of capital stock.

	Class A	Class C
Outstanding shares at December 31, 2023 (1)	22,119,436	3,291,273
Exercise of stock options	200,072	201,667
Vesting of restricted stock units	1,785	–
Conversion of Class C to Class A	266	(266)
Outstanding shares at December 31, 2024 (1)	22,321,559	3,492,674
Exercise of stock options	96,566	95,337
Vesting of restricted stock units	9,726	–
Conversion of Class C to Class A	774	(774)
Outstanding shares at December 31, 2025	22,428,625	3,587,237

(1) Adjusted retroactively for the effect of annual stock dividends

18)   Equity (Continued)

Accumulated Other Comprehensive Income (Loss)

Refer to Note 1 regarding the adoption of ASU 2018-12.

The following summarizes the changes in accumulated other comprehensive income (loss):

	December 31			
		2025		2024
Unrealized gains on fixed maturity securities available for sale	$	10,258,631	$	145,520
Amounts reclassified into net earnings		(257,606)		(156,562)
Net unrealized gains (losses) before taxes		10,001,025		(11,042)
Tax expense		(2,101,090)		(377)
Net		7,899,935		(11,419)
Unrealized gains on restricted assets (1)		6,386		841
Tax expense		(1,591)		(210)
Net		4,795		631
Unrealized gains (losses) on cemetery perpetual care trust investments (1)		4,811		(1,403)
Tax benefit (expense)		(1,199)		350
Net		3,612		(1,053)
Interest rate remeasurement of future policy benefits		(16,285,885)		44,966,236
Tax benefit (expense)		3,420,037		(9,442,910)
Net		(12,865,848)		35,523,326
Other comprehensive income (loss) changes	$	(4,957,506)	$	35,511,485

(1) Fixed maturity securities available for sale

The following is the accumulated balances of other comprehensive income (loss) as of December 31, 2025:

		Beginning Balance December 31, 2024		Change for the period		Ending Balance December 31, 2025
Unrealized gains (losses) on fixed maturity securities available for sale	$	(7,147,384)	$	7,899,935	$	752,551
Unrealized gains (losses) on restricted assets (1)		(4,126)		4,795		669
Unrealized gains (losses) on cemetery perpetual care trust investments (1)		(5,225)		3,612		(1,613)
Interest rate remeasurement of future policy benefits		40,876,364		(12,865,848)		28,010,516
Other comprehensive income	$	33,719,629	$	(4,957,506)	$	28,762,123

(1) Fixed maturity securities available for sale

18)   Equity (Continued)

The following is the accumulated balances of other comprehensive income (loss) as of December 31, 2024:

	Beginning Balance January 1, 2024	Change for the period	Ending Balance December 31, 2024
Unrealized gains (losses) on fixed maturity securities available for sale	$ (7,135,965)	$ (11,419)	$ (7,147,384)
Unrealized gains (losses) on restricted assets (1)	(4,757)	631	(4,126)
Unrealized gains (losses) on cemetery perpetual care trust investments (1)	(4,172)	(1,053)	(5,225)
Interest rate remeasurement of future policy benefits	5,353,038	35,523,326	40,876,364
Other comprehensive income (loss)	$ (1,791,856)	$ 35,511,485	$ 33,719,629

(1) Fixed maturity securities available for sale

19)   Earnings Per Share

Earnings per share have been retroactively adjusted for the effect of annual stock dividends. In accordance with GAAP, the basic and diluted earnings per share were calculated as follows:

	Years Ended December 31,	
	2025	2024
Numerator:		
Net earnings	$ 32,152,330	$ 29,119,165
Denominator:		
Denominator for basic earnings per share-weighted-average shares	24,727,498	24,492,597
Effect of dilutive securities		
Employee stock options	756,696	693,877
Unvested restricted stock units	118	32
Dilutive potential common shares	756,814	693,908
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	25,484,312	25,186,505
Basic earnings per share	$ 1.30	$ 1.19
Diluted earnings per share	$ 1.26	$ 1.16

For 2025 and 2024, there were 435,485 and 363,700 of anti-dilutive employee stock option shares, respectively, that were not included in the computation of diluted net earnings per common share as their effect would be anti-dilutive. Basic and diluted earnings per share are the same for each class of common stock.

20)   Business Segment Information

Description of Products and Services by Segment

The Company has identified three operating and reportable business segments: life insurance, cemetery and mortuary, and mortgage. The Company's life insurance segment revenue consists of life insurance premiums; fees earned on insurance assignment funding and net investment income derived from investing policyholder and surplus funds. Its expenses include operating expenses to collect insurance premiums and insurance policy receivables, and administer claims, and commissions payable related to the sale of insurance products sold by the Company's independent agency force. The Company's cemetery and mortuary segment revenue consists of fees from the sale of at-need cemetery and mortuary merchandise, services at its mortuaries and cemeteries, pre-need sales of cemetery spaces and the net investment income from investing surplus cash. Its expenses include operating expenses to maintain mortuary and cemetery operations and commissions related to the sale of insurance products sold by the Company's agents. The Company's mortgage segment revenue consists of residential mortgage origination fee income and mortgage interest income. Its expenses include normal operating expenses related to the origination and sale of residential mortgage loans, loan servicing, and warehouse interest and fee expenses.

Services and Cost Sharing Policies

The accounting policies of the Company's operating and reportable segments are the same as those described in the Significant Accounting Principles. Intersegment revenues are recorded at cost plus an agreed upon intercompany profit and are eliminated upon consolidation. In addition to revenues, the reportable segments share in business services and costs including personnel expenses, rent, information technology, software, interest expense, and other similar operating costs. These shared services and costs are allocated between the segments using prevailing market rates and other agreed upon allocation methods.

Factors Management Used to Identify the Company's Operating and Reportable Segments

The Company's operating and reportable segments are business units that are managed separately due to the different products provided and the need to report separately to the various regulatory jurisdictions.

Chief Operating Decision Maker ("CODM")

The Company's CODM is the Chief Executive Officer. The following table summarizes significant segment expenses. The significant expenses are based on the information that the CODM is regularly provided to assess segment performance. The CODM reviews the regularly provided information for each segment monthly and gives added emphasis on month-over-month and year-over-year comparative results. The CODM considers these comparative results when making decisions about the allocation of the Company's resources to each segment. The measure of segment profit or loss for the Company's three operating and reportable business segments is net earnings.

20)   Business Segment Information (Continued)

	Life Insurance	Cemetery/ Mortuary	Mortgage	Total
		Year Ended December 31, 2025		
Revenues:				
From external sources:				
Revenue from external customers	$ 119,757,103	$ 28,704,450	$ 108,209,319	$ 256,670,872
Net investment income	76,379,023	2,345,283	614,206	79,338,512
Gains on investments and other assets	3,229,181	1,347,054	60,142	4,636,377
Other revenues	1,903,939	920,325	1,117,513	3,941,777
Intersegment revenues	6,995,959	340,001	353,929	7,689,889
Total segment revenues	208,265,205	33,657,113	110,355,109	352,277,427
Elimination of intersegment revenues				(7,689,889)
Total consolidated revenues				344,587,538
Less:				
Policyholder benefits and claims	100,817,674	–	–	
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	10,946,671	714,037	–	
Selling, general and administrative expenses:				
Commissions	3,412,729	1,191,548	42,444,319	
Personnel	34,946,951	10,808,207	41,396,645	
Advertising	443,079	601,283	2,470,279	
Rent and rent related	362,650	146,850	3,251,019	
Depreciation on property and equipment	896,227	913,037	615,921	
Cost related to funding mortgage loans	–	–	6,622,489	
Data processing and IT related (1)	1,191,834	300,271	3,640,818	
Premium taxes on insurance premiums and other considerations (1)	2,957,328	–	–	
Other segment items (1)(2)	10,509,380	5,163,619	7,234,014	
Intersegment expenses (3)	693,716	336,863	6,659,310	
Interest expense	3,735,224	2,318	781,423	
Costs of goods and services sold-mortuaries and cemeteries	–	4,660,090	–	
Income tax expense (benefit)	7,912,489	2,235,035	(890,250)	
Segment net earnings (loss)	29,439,253	6,583,955	(3,870,878)	32,152,330
Net earnings				$ 32,152,330
Segment assets	$ 1,409,753,605	$ 105,970,868	$ 72,460,214	$ 1,588,184,687
Elimination of intersegment assets				(26,340,083)
Total consolidated assets				$ 1,561,844,604
Expenditures for long-lived assets	$ 64,060,800	$ 1,244,003	$ 314,557	$ 65,619,360

(1) Included in other expenses on the consolidated statements of earnings. Data processing and IT related expenses includes various software subscriptions, maintenance, consulting, support and storage fees.
(2) For each reportable segment, other segment items includes:
    Life Insurance - bad debt, insurance expenses, professional service expenses, state insurance department fees, amortization of intangible assets, and certain overhead expenses.
    Cemetery/Mortuary - bad debt, insurance expenses, professional service expenses, maintenance and utility expenses, property taxes, amortization of intangible assets, and certain overhead expenses.
    Mortgage - bad debt, insurance expenses, professional service expenses, business license and registration fees, dues and subscriptions, amortization expense of mortgage servicing rights, and certain overhead expenses.
(3) For each reportable segment, intersegment expenses includes:
    Life Insurance - mortgage servicing fees and interest expense.
    Cemetery/Mortuary - rent expense, data processing and IT related expenses, and interest expense.
    Mortgage - rent expense and interest expense.

20) Business Segment Information (Continued)

| | Year Ended December 31, 2024 | | | |
	Life Insurance	Cemetery/ Mortuary	Mortgage	Total
Revenues:				
From external sources:				
Revenue from external customers	$ 119,655,745	$ 29,037,173	$ 107,558,640	$ 256,251,558
Net investment income	68,254,989	2,568,511	901,749	71,725,249
Gains (losses) on investments and other assets	2,054,994	873,166	(986,262)	1,941,898
Other revenues	1,563,812	543,354	2,496,797	4,603,963
Intersegment revenues	7,272,110	340,933	573,449	8,186,492
Total segment revenues	198,801,650	33,363,137	110,544,373	342,709,160
Elimination of intersegment revenues				(8,186,492)
Total consolidated revenues				334,522,668
Less:				
Policyholder benefits and claims	100,613,091	–	–	
Amortization of deferred policy and pre-need acquisition costs and value of business acquired	10,235,240	777,376	–	
Selling, general and administrative expenses:				
Commissions	3,809,118	1,564,426	41,599,365	
Personnel	30,396,560	10,215,565	44,472,677	
Advertising	466,821	568,597	2,079,702	
Rent and rent related	434,604	158,950	4,553,515	
Depreciation on property and equipment	923,365	830,855	629,401	
Cost related to funding mortgage loans	–	–	6,134,709	
Data processing and IT related (1)	847,845	240,946	3,453,741	
Premium taxes on insurance premiums and other considerations (1)	3,067,467	–	–	
Other segment items (1)(2)	8,640,857	4,975,269	6,401,085	
Intersegment expenses (3)	913,279	365,635	6,907,578	
Interest expense	3,727,514	827	525,759	
Costs of goods and services sold-mortuaries and cemeteries	–	4,803,528	–	
Income tax expense (benefit)	7,291,246	2,227,353	(1,263,871)	
Segment net earnings (loss)	27,434,643	6,633,810	(4,949,288)	29,119,165
Net earnings				$ 29,119,165
Segment assets	$ 1,344,932,334	$ 95,565,758	$ 90,459,481	$ 1,530,957,573
Elimination of intersegment assets				(36,495,259)
Total consolidated assets				$ 1,494,462,314
Expenditures for long-lived assets	$ 52,414,507	$ 2,185,269	$ 219,054	$ 54,818,830

(1) Included in other expenses on the consolidated statements of earnings. Data processing and IT related expenses includes various software subscriptions, maintenance, consulting, support and storage fees.
(2) For each reportable segment, other segment items includes:
    Life Insurance - bad debt, insurance expenses, professional service expenses, state insurance department fees, amortization of intangible assets, and certain overhead expenses.
    Cemetery/Mortuary - bad debt, insurance expenses, professional service expenses, maintenance and utility expenses, property taxes, amortization of intangible assets, and certain overhead expenses.
    Mortgage - bad debt, insurance expenses, professional service expenses, business license and registration fees, dues and subscriptions, amortization expense of mortgage servicing rights, and certain overhead expenses.
(3) For each reportable segment, intersegment expenses includes:
    Life Insurance - mortgage servicing fees and interest expense.
    Cemetery/Mortuary - rent expense, data processing and IT related expenses, and interest expense.
    Mortgage - rent expense and interest expense.

21)   Fair Value of Financial Instruments

GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

Level 1: Financial assets and financial liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2: Financial assets and financial liabilities whose values are based on the following:

a) Quoted prices for similar assets or liabilities in active markets;

b) Quoted prices for identical or similar assets or liabilities in non-active markets; or

c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Financial assets and financial liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs may reflect the Company's estimates of the assumptions that market participants would use in valuing financial assets and financial liabilities.

The Company utilizes a combination of third-party valuation service providers, brokers, and internal valuation models to determine fair value.

The following methods and assumptions were used by the Company in estimating the fair value presented in its disclosures related to significant financial instruments:

The items shown under Level 1 and Level 2 are valued as follows:

Fixed Maturity Securities Available for Sale: The fair values of fixed maturity securities are based on quoted market prices, (when available). For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements (considered Level 3 financial assets), are estimated by discounting expected future cash flows using a current market value applicable to the coupon rate, credit, and maturity of the investments.

Equity Securities: The fair values for equity securities are based on quoted market prices.

Restricted Assets: A portion of these assets include equity securities and fixed maturity securities available for sale that have quoted market prices that are used to determine fair value. Also included are cash and cash equivalents and participations in mortgage loans. The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values due to their short-term nature.

Cemetery Perpetual Care Trust Investments: A portion of these assets include equity securities and fixed maturity securities available for sale that have quoted market prices that are used to determine fair value. Also included are cash and cash equivalents. The carrying amounts reported in the accompanying consolidated balance sheets for these financial instruments approximate their fair values due to their short-term nature

Additionally, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

21)   Fair Value of Financial Instruments (Continued)

The items shown under Level 3 are valued as follows:

Loans Held for Sale: The Company elected the fair value option for loans held for sale. The fair value is based on quoted market prices (when available). When a quoted market price is not readily available, the Company uses the market price from its last sale of similar assets. Fair value is often difficult to determine and may contain significant unobservable inputs.

Loan Commitments and Forward Sale Commitments: The Company's mortgage segment enters into loan commitments with potential borrowers and forward sale commitments to sell loans to third-party investors. The Company also uses a hedging strategy for these transactions. A loan commitment binds the Company to lend funds to a qualified borrower at a specified interest rate and within a specified period, generally up to 30 days after issuance of the loan commitment. Loan commitments are defined to be derivatives under GAAP and are recognized at fair value on the consolidated balance sheets with changes in their fair values recorded in current earnings.

The Company estimates the fair value of a loan commitment based on the change in estimated fair value of the underlying mortgage loan, quoted MBS prices, estimates of the fair value of mortgage servicing rights, and an estimate of the probability that the mortgage loan will fund within the terms of the commitment. The change in fair value of the underlying mortgage loan is measured from the date the loan commitment is issued. Following issuance, the value of a mortgage loan commitment can be either positive or negative depending upon the change in value of the underlying mortgage loans. Fallout rates and other factors from the Company's recent historical data are used to estimate the quantity and value of mortgage loans that will fund within the terms of the commitments.

Impaired Mortgage Loans Held for Investment: The Company believes that the fair value of these nonperforming loans will approximate the unpaid principal balance expected to be recovered based on the fair value of the underlying collateral. For residential and commercial properties, the collateral value is estimated by obtaining an independent appraisal. The appraisal typically considers area comparable properties and property condition as well as potential rental income that could be generated (particularly for commercial properties). For residential construction loans, the collateral is typically incomplete, so fair value is estimated as the replacement cost using data from a provider of building cost information to the real estate construction.

Impaired Real Estate Held for Investment: Fair value is generally determined by obtaining an independent appraisal, which typically considers area comparable properties and property conditions. The Company believes that in an orderly market, fair value approximates the replacement cost of a home and will list for sale any foreclosed properties. In a disorderly market, the Company believes the highest and best use of the properties is as income producing assets and will hold the properties as rental properties, matching the income from the investment in rental properties with the funds required for estimated future policy benefits. Accordingly, in addition to an appraisal, the determination of the fair value will generally be weighed more heavily toward the rental analysis.

It should be noted that for replacement cost, when determining the fair value of real estate held for investment, the Company uses a provider of building cost information to the real estate construction industry. For the investment analysis, the Company uses market data based upon its real estate operation experience and projected the present value of net rental income over seven years. The Company also considers comparable properties int the area and property conditions when determining fair value.

In addition to this analysis performed by the Company, the Company depreciates Real Estate Held for Investment. This depreciation reduces the book value of these properties and lessens the exposure to the Company from further deterioration in real estate values.

21)   Fair Value of Financial Instruments (Continued)

Mortgage Servicing Rights: The Company initially recognizes MSRs at their estimated fair values derived from the net cash flows associated with the servicing contracts, where the Company assumes the obligation to service the loan in the sale transaction.

The following table summarizes Level 1, 2 and 3 financial assets and financial liabilities measured at fair value on a recurring basis by their classification in the consolidated balance sheet as of December 31, 2025.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a recurring basis				
Fixed maturity securities available for sale	$ 382,777,918	$ –	$ 382,203,275	$ 574,643
Equity securities	18,050,062	18,050,062	–	–
Loans held for sale	155,968,266	–	–	155,968,266
Restricted assets (1)	1,177,251	–	1,177,251	–
Restricted assets (2)	14,928,917	14,928,917	–	–
Cemetery perpetual care trust investments (1)	272,012	–	272,012	–
Cemetery perpetual care trust investments (2)	6,303,732	6,303,732	–	–
Derivatives - loan commitments (3)	1,700,742	–	–	1,700,742
Total assets accounted for at fair value on a recurring basis	$ 581,178,900	$ 39,282,711	$ 383,652,538	$ 158,243,651
Liabilities accounted for at fair value on a recurring basis				
Derivatives - loan commitments (4)	$ (220,605)	$ –	$ –	$ (220,605)
Total liabilities accounted for at fair value on a recurring basis	$ (220,605)	$ –	$ –	$ (220,605)

(1) Fixed maturity securities available for sale

(2) Equity securities

(3) Included in other assets on the consolidated balance sheets

(4) Included in other liabilities and accrued expenses on the consolidated balance sheets

21)   Fair Value of Financial Instruments (Continued)

The following table summarizes Level 1, 2 and 3 financial assets and financial liabilities measured at fair value on a recurring basis by their classification in the consolidated balance sheet as of December 31, 2024.

	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets accounted for at fair value on a recurring basis				
Fixed maturity securities available for sale	$ 366,546,129	$ –	$ 365,396,203	$ 1,149,926
Equity securities	15,771,681	15,771,681	–	–
Loans held for sale	131,181,148	–	–	131,181,148
Restricted assets (1)	2,351,369	–	2,351,369	–
Restricted assets (2)	9,972,166	9,972,166	–	–
Cemetery perpetual care trust investments (1)	769,662	–	769,662	–
Cemetery perpetual care trust investments (2)	4,920,044	4,920,044	–	–
Derivatives - loan commitments (3)	5,348,089	–	–	5,348,089
Total assets accounted for at fair value on a recurring basis	$ 536,860,288	$ 30,663,891	$ 368,517,234	$ 137,679,163
Liabilities accounted for at fair value on a recurring basis				
Derivatives - loan commitments (4)	$ (3,034,879)	$ –	$ –	$ (3,034,879)
Total liabilities accounted for at fair value on a recurring basis	$ (3,034,879)	$ –	$ –	$ (3,034,879)

(1) Fixed maturity securities available for sale
(2) Equity securities
(3) Included in other assets on the consolidated balance sheets
(4) Included in other liabilities and accrued expenses on the consolidated balance sheets

For Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, the significant unobservable inputs used in the fair value measurements were as follows:

	Fair Value at 12/31/2025	Valuation Technique	Significant Unobservable Input(s)	Range of Inputs		Weighted Average
				Minimum Value	Maximum Value	
Loans held for sale	$ 155,968,266	Market approach	Investor contract pricing as a percentage of unpaid principal balance	86.0%	107.0%	102.0%
Derivatives - loan commitments (net)	1,480,137	Market approach	Pull-through rate	60.0%	100.0%	89.0%
			Initial-Value	N/A	N/A	N/A
			Servicing	0 bps	251 bps	52 bps
Fixed maturity securities available for sale	574,643	Broker quotes	Pricing quotes	$ 100.00	$ 100.77	$ 100.10

21)   Fair Value of Financial Instruments (Continued)

For Level 3 assets and liabilities measured at fair value on a recurring basis as of December 31, 2024, the significant unobservable inputs used in the fair value measurements were as follows:

| | Fair Value at 12/31/2024 | Valuation Technique | Significant Unobservable Input(s) | Range of Inputs | | Weighted Average |
				Minimum Value	Maximum Value	
Loans held for sale	$ 131,181,148	Market approach	Investor contract pricing as a percentage of unpaid principal balance	84.0%	109.0%	102.0%
Derivatives - loan commitments (net)	2,313,210	Market approach	Pull-through rate	63.0%	100.0%	83.0%
			Initial-Value	N/A	N/A	N/A
			Servicing	0 bps	242 bps	47 bps
Fixed maturity securities available for sale	1,149,926	Broker quotes	Pricing quotes	$ 100.00	$ 101.20	$ 100.16

The following table is a summary of changes in the consolidated balance sheet line items measured using level 3 inputs:

	Net Derivatives Loan Commitments	Loans Held for Sale	Fixed Maturity Securities Available for Sale
Balance - December 31, 2024	$ 2,313,210	$ 131,181,148	$ 1,149,926
Originations/purchases	–	2,296,054,902	–
Sales, maturities and paydowns	–	(2,323,112,059)	(574,074)
Foreclosed into real estate held for sale	–	(828,063)	
Foreclosed into receivables	–	(380,000)	–
Total gains (losses):			
Included in earnings	(833,073) (1)	53,052,338(1)	–(2)
Included in other comprehensive income	–	–	(1,209)
Balance - December 31, 2025	$ 1,480,137	$ 155,968,266	$ 574,643

(1) As a component of mortgage fee income on the consolidated statements of earnings
(2) As a component of net investment income on the consolidated statements of earnings

The following table is a summary of changes in the consolidated balance sheet line items measured using level 3 inputs:

	Net Derivatives Loan Commitments	Loans Held for Sale	Fixed Maturity Securities Available for Sale
Balance - December 31, 2023	$ 1,583,262	$ 126,549,190	$ 1,238,656
Originations/purchases	–	2,295,830,408	–
Sales, maturities and paydowns	–	(2,338,209,587)	(92,593)
Foreclosed into real estate held for sale	–	(858,977)	–
Foreclosed into receivables	–	(382,936)	–
Total gains (losses):			
Included in earnings	729,948(1)	48,253,050(1)	–(2)
Included in other comprehensive income	–	–	3,863
Balance - December 31, 2024	$ 2,313,210	$ 131,181,148	$ 1,149,926

(1) As a component of mortgage fee income on the consolidated statements of earnings
(2) As a component of net investment income on the consolidated statements of earnings

21)   Fair Value of Financial Instruments (Continued)

The Company did not have any financial assets and financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2025, or 2024, respectively.

Fair Value of Financial Instruments Carried at Other Than Fair Value

ASC 825, Financial Instruments, requires disclosure of fair value information about financial instruments whether or not recognized in the balance sheet, for which it is practicable to estimate that value.

The Company uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent limitations in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction as of December 31, 2025, and 2024.

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of December 31, 2025:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Mortgage loans held for investment					
Residential	$ 88,348,354	$ –	$ –	$ 89,318,434	$ 89,318,434
Residential construction	156,744,272	–	–	156,744,272	156,744,272
Commercial	77,342,759	–	–	78,683,341	78,683,341
Mortgage loans held for investment, net	$ 322,435,385	$ –	$ –	$ 324,746,047	$ 324,746,047
Policy loans	14,467,357	–	–	14,467,357	14,467,357
Insurance assignments, net (1)	44,507,531	–	–	44,507,531	44,507,531
Restricted assets (2)	810,802	–	–	810,802	810,802
Cemetery perpetual care trust investments (2)	66,209	–	–	66,209	66,209
Mortgage servicing rights, net	2,528,459	–	–	4,035,635	4,035,635
Liabilities					
Bank and other loans payable	$ (98,387,919)	$ –	$ –	$ (87,490,315)	$ (87,490,315)
Policyholder account balances - universal life	(35,825,494)	–	–	(35,986,392)	(35,986,392)
Policyholder account balances - fixed annuities	(104,780,256)	–	–	(103,880,576)	(103,880,576)

(1) Included in other investments and policy loans on the consolidated balance sheets
(2) Mortgage loans held for investment

21)   Fair Value of Financial Instruments (Continued)

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of December 31, 2024:

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Mortgage loans held for investment					
Residential	$ 89,780,350	$ –	$ –	$ 90,168,328	$ 90,168,328
Residential construction	150,211,240	–	–	150,211,240	150,211,240
Commercial	61,755,768	–	–	60,864,775	60,864,775
Mortgage loans held for investment, net	$ 301,747,358	$ –	$ –	$ 301,244,343	$ 301,244,343
Policy loans	14,019,248	–	–	14,019,248	14,019,248
Insurance assignments, net (1)	46,956,932	–	–	46,956,932	46,956,932
Restricted assets (2)	983,834	–	–	983,834	983,834
Cemetery perpetual care trust investments (2)	2,141,464	–	–	2,141,464	2,141,464
Mortgage servicing rights, net	2,939,878	–	–	4,552,316	4,552,316
Liabilities					
Bank and other loans payable	$ (106,740,104)	$ –	$ –	$ (90,455,678)	$ (90,455,678)
Policyholder account balances - universal life	(37,091,230)	–	–	(37,626,593)	(37,626,593)
Policyholder account balances - fixed annuities	(105,716,086)	–	–	(104,611,544)	(104,611,544)

(1) Included in other investments and policy loans on the consolidated balance sheets
(2) Mortgage loans held for investment

The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

Mortgage Loans Held for Investment: The estimated fair value of the Company's mortgage loans held for investment is determined using various methods. The Company's mortgage loans are grouped into three categories: Residential, Residential Construction, and Commercial. When estimating the expected future cash flows, it is assumed that all loans will be held to maturity, and any loans that are non-performing are evaluated individually for impairment.

Residential — The estimated fair value is determined by estimating expected future cash flows of payments and discounting them using current interest rates for single family mortgages and considering pricing of similar loans that were sold recently.

Residential Construction — These loans primarily have short term maturities. Accordingly, the estimated fair value is determined to be the carrying value.

Commercial — The estimated fair value is determined by estimating expected future cash flows of payments and discounting them using current interest rates for commercial mortgages.

Policy Loans: These loans are fully collateralized by the cash surrender value of the underlying insurance policy. Accordingly, the carrying amounts reported in the accompanying consolidated balance sheets approximate their fair values.

Insurance Assignments, Net: These investments primarily have short term maturities. Accordingly, the carrying amounts reported in the accompanying consolidated balance sheets approximate their fair values.

Bank and Other Loans Payable: The carrying amounts reported in the accompanying consolidated balance sheet for warehouse lines of credit approximate their fair values due to their relatively short-term maturities and variable interest rates. The estimated fair value for bank loans collateralized by real estate is determined by estimating future cash flows of payments and discounting them using current market rates.

Policyholder Account Balances: Policyholder account balances for interest-sensitive insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period more than related policy account balances. Interest credit rates for interest-sensitive insurance products ranged from 1.5% to 6.5%. The fair values for these investment-type insurance policies are estimated based on the present value of liability cash flows. The fair values for the Company's insurance policies other than investment-type policies are not required to be disclosed. However, the fair values of liabilities under all insurance policies are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance policies.

22)   Stock Compensation Plans and Retirement Plans

Stock Compensation Plans

The Company has three active equity incentive plans (the "2013 Plan", the "2014 Director Plan" and the "2022 Plan" or "the Plans").

Stock Options

Stock based compensation expense for stock options issued of $1,281,569 and $794,654 has been recognized under these Plans for 2025 and 2024, respectively, and is included in personnel expenses on the consolidated statements of earnings. As of December 31, 2025, the total unrecognized compensation expense related to the stock options issued was $1,681,944, which is expected to be recognized over the remaining vesting period.

The fair value of each stock option granted is estimated on the date of grant using the Black Scholes Option Pricing Model. The Company estimates the expected life of the options using the simplified method. Future volatility is estimated based upon the weighted historical volatility of the Company's Class A Common Stock over a period equal to the expected life of the options. The risk-free interest rate for the expected life of the options is based upon the Federal Reserve Board's daily interest rates in effect at the time of the grant.

The following table summarizes the assumptions used in estimating the fair value of each stock option granted along with the weighted-average fair value of the stock options granted.

					Assumptions		
Grant Date	Plan	Weighted-Average Fair Value of Each Option	Expected Dividend Yield (1)	Underlying stock FMV	Weighted-Average Volatility	Weighted-Average Risk-Free Interest Rate	Weighted-Average Expected Life (years)
December 5, 2025	All Plans	$ 1.93	5%	$ 8.53	35.93%	3.71%	5.23
March 21, 2025	All Plans	$ 3.17	5%	$ 12.82	38.26%	3.98%	5.31
January 9, 2025	All Plans	$ 3.04	5%	$ 11.93	38.44%	4.43%	5.31
December 26, 2024	All Plans	$ 3.01	5%	$ 11.87	38.41%	4.38%	5.31
December 6, 2024	All Plans	$ 3.17	5%	$ 13.08	38.17%	4.00%	5.12
January 12, 2024	All Plans	$ 2.01	5%	$ 8.35	37.51%	3.81%	5.31
January 8, 2024	All Plans	$ 2.16	5%	$ 8.93	37.50%	3.93%	5.31

(1) Stock dividend

22)   Stock Compensation Plans and Retirement Plans (Continued)

The activity of the Plans is summarized as follows:

	Number of Class A Shares	Weighted Average Exercise Price (2)	Number of Class C Shares	Weighted Average Exercise Price (2)
Outstanding at December 31, 2023	833,570	$ 4.91	1,520,062	$ 5.57
Adjustment for the effect of stock dividends	38,724		76,005	
Granted	59,200		330,000	
Exercised	(267,491)		(201,667)	
Cancelled	(17,409)		–	
Outstanding at December 31, 2024	646,594	$ 5.63	1,724,400	$ 6.87
Adjustment for the effect of stock dividends	27,898		80,571	
Granted	284,707		674,343	
Exercised	(162,467)		(113,023)	
Cancelled	(35,894)		–	
Outstanding at December 31, 2025	760,838	$ 6.85	2,366,291	$ 7.54
Exercisable at end of year	494,756	$ 5.89	1,691,948	$ 7.13
Available options for future grant	1,903,835		4,207	
Weighted average contractual term of options outstanding at December 31, 2025	6.71 years		6.99 years	
Weighted average contractual term of options exercisable at December 31, 2025	5.09 years		5.89 years	
Aggregated intrinsic value of options outstanding at December 31, 2025 (1)	$ 1,822,785		$ 4,717,929	
Aggregated intrinsic value of options exercisable at December 31, 2025 (1)	$ 1,702,761		$ 4,404,475	

(1) The Company used a stock price of $9.01 as of December 31, 2025 to derive intrinsic value.
(2) Adjusted for the effect of annual stock dividends.

The total intrinsic value (which is the amount by which the fair value of the underlying stock exceeds the exercise price of an option on the exercise date) of stock options exercised during 2025, and 2024 was $1,503,525 and $3,104,163, respectively.

22)   Stock Compensation Plans and Retirement Plans (Continued)

Restricted Stock Units ("RSUs")

Stock based compensation expense for RSUs issued of $38,928 and $6,166 has been recognized under these plans for the 2025 and 2024, respectively, and is included in personnel expenses on the consolidated statements of earnings. As of December 31, 2025, the total unrecognized compensation expense related to the RSUs issued was $26,626, which is expected to be recognized over the remaining vesting period.

The activity of the RSUs is summarized as follows:

	Number of Class A Shares		Weighted Average Grant Date Fair Value
Non-vested at December 31, 2023	2,245	$	7.72
Granted	12,353		
Vested	(1,785)		
Non-vested at December 31, 2024	12,813	$	12.90
Granted	14,481		
Vested	(9,726)		
Non-vested at December 31, 2025	17,568	$	9.33
Available RSUs for future grant	489,706		

Retirement Plans

The Company has three 401(k) savings plans covering all eligible employees which include employer participation in accordance with the provisions of Section 401(k) of the Internal Revenue Code. The plans allow participants to make pretax contributions up to a maximum of $23,500 and $23,000 for the years 2025 and 2024, respectively or the statutory limits. The Company matched 100% of up to 3% of an employee's total annual compensation and matched 50% of 4% to 5% of an employee's annual compensation. The match was in Company stock. The Company's contribution for 2025 and 2024 was $811,622 and $768,288, respectively under the plan.

The Company has a Non-Qualified Deferred Compensation Plan. Under the terms of the Plan, the Company will provide deferred compensation for a select group of management or highly compensated employees, within the meaning of Sections 201(2), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, as amended. The Board has appointed a Committee of the Company to be the Plan Administrator and to determine the employees who are eligible to participate in the plan. The employees who participate may elect to defer a portion of their compensation into the plan. The Company may contribute into the plan at the discretion of the Company's Board of Directors. The Company's contribution for 2025 and 2024 was $503,654 and nil, respectively under the plan.

22)   Stock Compensation Plans and Retirement Plans (Continued)

In June 2024, the Board members approved a motion to extend the Chief Executive Officer's employment agreement, dated December 4, 2012, for an additional six-year term ending December 31, 2030. In the event of disability, the Chief Executive Officer's salary would be continued for up to five years at 75% of its current level of compensation. In the event of a sale or merger of the Company and the Chief Executive Officer is not retained in his current position, the Company would be obligated to continue paying the Chief Executive Officer's current compensation and benefits for seven years following the merger or sale. The agreement further provides that the Chief Executive Officer is entitled to receive annual retirement benefits beginning (i) one month from the date of his retirement (to commence no sooner than age 65), (ii) five years following complete disability, or (iii) upon termination of his employment without cause. These retirement benefits are to be paid for a period of twenty years in annual installments in the amount equal to 75% of his then current level of compensation. If the Chief Executive Officer dies prior to receiving all retirement benefits thereunder, the remaining benefits are to be paid to his heirs. The Company adjusted the accrual by $1,479,348 and $340,557 during 2025 and 2024, respectively, to cover the present value of anticipated retirement benefits under the employment agreement. The liability accrued was $8,695,154 and $7,215,806 as of December 31, 2025 and 2024, respectively.

The Company also has an employment agreement with its former Vice President of Mortgage Operations and President of SecurityNational Mortgage, who retired from the Company on December 31, 2015. Under the terms of the employment agreement, this individual is entitled to receive retirement benefits from the Company for a period of ten years in an amount equal to 50% of his rate of compensation at the time of his retirement, which was $267,685 for the year ended December 31, 2015. If this individual dies prior to receiving all his retirement benefits under his employment agreement, the remaining benefits will be made to his heirs. The company has paid monthly installments that equal an annual payment of $133,843 to this individual each year since 2016. The liability accrued was nil and $133,843 as of December 31, 2025 and 2024, respectively and is included in other liabilities and accrued expenses on the consolidated balance sheets.

23)   Statutory Financial Information and Dividend Limitations

The Company's insurance subsidiaries are also required to prepare statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. The prescribed statutory accounting practices include the Accounting Practices and Procedures Manual of the NAIC, a variety of publications of the NAIC, as well as state laws, regulations, and general administrative rules. Statutory accounting practices differ from GAAP primarily since they require expensing policy acquisition and certain sales inducement costs as incurred, establishing life insurance reserves based on different actuarial assumptions, applying different valuing methods for certain investments and accounting for deferred taxes on a different basis.

The statutory net income and capital and surplus of the Company's insurance subsidiaries, determined in accordance with statutory accounting practices prescribed by insurance regulatory authorities are as follows:

| | Statutory Net Income Years Ended December 31, | | Statutory Capital and Surplus December 31, | |
	2025	2024	2025	2024
Amounts by insurance subsidiary:				
Security National Life Insurance Company	$ 18,573,017	$ 9,618,883	$ 104,233,477	$ 87,559,495
Kilpatrick Life Insurance Company	2,179,362	2,749,370	22,340,067	21,419,520
First Guaranty Insurance Company	1,446,771	1,336,977	10,394,211	9,140,283
Southern Security Life Insurance Company, Inc.	165	24	1,587,842	1,584,583
Trans-Western Life Insurance Company	4	41	512,615	512,612
Total	$ 22,199,319	$ 13,705,295	$ 139,068,212	$ 120,216,493

State Insurance Departments impose minimum risk-based capital ("RBC") requirements that were developed by the NAIC on insurance enterprises. The formulas for determining the RBC specify various factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio (the Ratio) of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level, as defined by the NAIC. Enterprises below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The life insurance subsidiaries each have a ratio that is greater than the first level of regulatory action as of December 31, 2025. The Company does not have any guarantees to maintain the capital and surplus of any affiliates except for the Company's agreement to provide additional capital to Security National Life Insurance Company in the event risk-based capital drops below 350% of the authorized control level.

Generally, the net assets of the life insurance subsidiaries available for transfer to the Company are limited to the amounts of the life insurance subsidiaries net assets, as determined in accordance with statutory accounting practices, that exceed minimum statutory capital requirements. Additional requirements must be met depending on the state, and payments of such amounts as dividends are subject to approval by regulatory authorities.

23)   Statutory Financial Information and Dividend Limitations (Continued)

Under the Utah Insurance Code, Security National Life Insurance Company is permitted to pay stockholder dividends, or otherwise make distributions, to the Company subject to certain limitations. Security National Life Insurance Company must ensure that its surplus held for policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs after payment of any such dividend or distribution. Furthermore, where any dividend or distribution, together with all other dividends and distributions made within the preceding 12 months, exceeds the lesser of (i) 10% of its surplus held for policyholders as of the next preceding December 31; or (ii) its net gain from operations, not including realized capital gains, for the 12-month period ending the next preceding December 31, such dividend or distribution constitutes "extraordinary" under Utah law and Security National Life Insurance Company would be required to file notice of its intention to declare such a dividend or make such a distribution with the Utah Commissioner and the Utah Commissioner must either approve the distribution or dividend or not disapprove the dividend or distribution within 30 days' of the notice filing. Based on Security National Life Insurance Company's surplus held for policyholders and net gain from operations as of December 31, 2025, the maximum aggregate amount of dividends and distributions that it could pay or make in 2025 and which would not constitute an "extraordinary" dividend or distribution under Utah law and would therefore not require notice and approval or lack of disproval from the Utah Commissioner, would be approximately $8,500,000.

Under the Louisiana Insurance Code, First Guaranty Insurance Company and Kilpatrick Life Insurance Company are permitted to pay stockholder dividends, or otherwise make distributions, to the Company subject to certain limitations. First Guaranty Insurance Company and Kilpatrick Life Insurance Company must ensure that its surplus held for policyholders is reasonable in relation to its outstanding liabilities and adequate to its financial needs after payment of any such dividend or distribution. Furthermore, where any dividend or distribution, together with all other dividends and distributions made within the preceding 12 months, exceeds the lesser of (i) 10% of its surplus held for policyholders as of the next preceding December 31; or (ii) its net gain from operations, not including realized capital gains, for the 12-month period ending the next preceding December 31, such dividend or distribution constitutes "extraordinary" under Louisiana law and First Guaranty Insurance Company and Kilpatrick Life Insurance Company would be required to file notice of its intention to declare such a dividend or make such a distribution with the Louisiana Commissioner and the Louisiana Commissioner must either approve the distribution or dividend or not disapprove the dividend or distribution within 30 days' of the notice filing. Based on First Guaranty Insurance Company's and Kilpatrick Life Insurance Company's surplus held for policyholders and net gain from operations as of December 31, 2025, the maximum aggregate amount of dividends and distributions that it could pay or make in 2025 and which would not constitute an "extraordinary" dividend or distribution under Louisiana law and would therefore not require notice and approval or lack of disproval from the Louisiana Commissioner, would be approximately $814,000 for First Guaranty Insurance Company and $2,062,000 for Kilpatrick Life Insurance Company.

24)   <u>Commitments and Contingencies</u>

Mortgage Loan Loss Settlements

Future loan losses can be extremely difficult to estimate. However, the Company believes that the Company's reserve methodology and its current practice of property preservation allow it to estimate potential losses on loans sold. See Note 3 for additional information about the Company's loan loss reserve.

Non-Cancelable Leases

The Company leases office space and equipment under various non-cancelable agreements. See Note 15 regarding leases.

Other Contingencies and Commitments

See Note 2 regarding the Company's commitments to fund existing construction and land development mortgage loans held for investment.

The Company belongs to a captive insurance group ("the captive group") for certain casualty insurance, worker compensation and general liability programs. The captive group maintains insurance reserves relative to these programs. The level of exposure from catastrophic events is limited by the purchase of stop-loss and aggregate liability reinsurance coverage. When estimating the insurance liabilities and related reserves, the captive group considers several factors, which include historical claims experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. If actual claims or adverse development of loss reserves occurs and exceed these estimates, additional reserves may be required from the Company and its subsidiaries. The estimation process contains uncertainty since captive insurance management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date.

The Company is a defendant in various legal actions arising from the normal conduct of business. The Company believes that none of the actions, if adversely determined, will have a material effect on the Company's financial position or results of operations. Based on management's assessment and legal counsel's representations concerning the likelihood of unfavorable outcomes, no amounts have been accrued for the above claims in the consolidated financial statements. The Company is not a party to any other material legal proceedings outside the ordinary course of business or to any other legal proceedings, which, if adversely determined, would have a material adverse effect on its financial condition or results of operations.

Market for the Registrant's Common Stock, Related Stockholder Matters, and Issuer Purchases of Equity Securities

The Company's Class A Common Stock trades on The Nasdaq Global Select Market under the symbol "SNFCA." As of March 12, 2026, the closing stock price of the Class A Common Stock was $8.67 per share. As of March 12, 2026, there were 1,521 registered stockholders of record of the Company's Class A Common Stock and 43 registered stockholders of record of the Company's Class C Common Stock. Because many of the Company's shares of Class A Common Stock are held by brokers and other institutions on behalf of the stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

The following were the high and low market closing stock prices for the Class A Common Stock by quarter as reported by NASDAQ since January 1, 2024:

	Price Range (1)	
	High	Low
Period (Calendar Year)		
2024		
First Quarter	$ 8.20	$ 6.91
Second Quarter	$ 7.62	$ 5.90
Third Quarter	$ 8.76	$ 7.10
Fourth Quarter	$ 12.78	$ 8.69
2025		
First Quarter	$ 12.82	$ 10.77
Second Quarter	$ 10.81	$ 8.53
Third Quarter	$ 9.91	$ 8.35
Fourth Quarter	$ 9.44	$ 7.76
2026		
First Quarter (through March 12, 2026)	$ 9.36	$ 8.53

(1) Stock prices have been adjusted retroactively for the effect of annual stock dividends.

The Class C Common Stock is not registered or traded on a national exchange. See Note 18 of the Notes to Consolidated Financial Statements.

The Company has never paid a cash dividend on its Class A or Class C Common Stock. The Company currently anticipates that all its earnings will be retained for use in the operation and expansion of its business and does not intend to pay any cash dividends on its Class A or Class C Common Stock in the foreseeable future. Any future determination as to cash dividends will depend upon the earnings and financial position of the Company and such other factors as its Board of Directors may deem appropriate. The Company paid a 5% stock dividend on Class A and Class C Common Stock each year from 1990 through 2019, a 7.5% stock dividend for the year 2020, and a 5.0% stock dividend for the years 2021 through 2025.

The Company did not have any share repurchases during the three-month period ended December 31, 2025. The Company did not have a 10b5-1 share repurchase plan in effect during the three-month period ended December 31, 2025. On February 16, 2026, the Company executed a 10b5-1 agreement with a broker to repurchase shares of the Company's Class A Common Stock. Under the terms of the agreement, the broker is permitted to repurchase up to $1,000,000 of the Company's Class A Common Stock. Purchases may commence on March 16, 2026. The agreement is subject to the daily time, price, and volume conditions of Rule 10b-18. The agreement expires on December 31, 2026.

Period	(a) Total Number of Class A Shares Purchased	(b) Average Price Paid per Class A Share	(c) Total Number of Class A Shares Purchased as Part of Publicly Announced Plan or Program	(d) Maximum Number of Class A Shares that May Yet Be Purchased Under the Plan or Program
10/1/2025-10/31/2025	-	$ -	-	94,565
11/1/2025-11/30/2025	-	-	-	94,565
12/1/2025-12/31/2025	-	-	-	94,565
Total	-	$ -	-	94,565

See Note 21 to Notes to the Consolidated Financial Statements for information about the Company's equity compensation plans approved by security holders.

SECURITY NATIONAL FINANCIAL CORPORATION
AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

(Continued)

The graph below compares the cumulative total stockholder return of the Company's Class A Common Stock with the cumulative total return on the Standard & Poor's 500 Stock Index and the Standard & Poor's Insurance Index for the period from December 31, 2021 through December 31, 2025. The graph assumes that the value of the investment in the Company's Class A Common Stock and in each of the indexes was $100 as of December 31, 2021 and that all dividends were reinvested.

The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's Class A Common Stock.



	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
SNFC	100	83	108	151	119
S & P 500	100	81	100	123	144
S & P Insurance	100	108	116	145	148

The stock performance graph set forth above is required by the Securities and Exchange Commission and shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed soliciting material or filed under such acts.



    

Security National Financial Corporation
433 Ascension Way, 6th Floor
Salt Lake City, UT 84123

www.SecurityNational.com

Celebrating 60 Years